Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

CRYOLIFE, INC.,

ASCYRUS MEDICAL LLC,

THE SECURITYHOLDERS LISTED IN SCHEDULE 1 AND

FORTIS ADVISORS LLC, AS THE SECURITYHOLDER REPRESENTATIVE

Dated as of September 2, 2020

i

5.20	Agreements, Contracts and Commitments	28
5.21	Company Authorizations	28
5.22	Environmental Matters	28
5.23	Employee Benefit Plans and Compensation	29
5.24	Employees	31
5.25	Insurance	32
5.26	Bank Accounts, Letters of Credit and Powers of Attorney	32
5.27	Customers, Suppliers, Vendors and Manufacturers	33
5.28	Warranties to Customers	33
5.29	Company Products	33
5.30	Ownership of Assets	34
5.31	Tax Matters	34
5.32	Closing Statement	37
5.33	No Financial Projections	37

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		38

6.1	Organization of Buyer	38
6.2	Authority	38
6.3	No Conflicts	38
6.4	Governmental Consents	38
6.5	Issuance of the Stock Consideration	39
6.6	Capital Stock	39
6.7	Buyer Subsidiaries	39
6.8	Exchange Act Filings; Offer and Sale of Securities; Financial Statements	39
6.9	Absence of Undisclosed Liabilities	40
6.10	Absence of Certain Changes or Events	40
6.11	Tax Matters	40
6.12	Environmental Matters	41
6.13	Litigation	41
6.14	Employment Matters	41
6.15	Compliance	41
6.16	Regulatory Permits	41
6.17	Title to Assets	41
6.18	Intellectual Property	42
6.19	Securities Law Matters	42
6.20	Available Consideration	43
6.21	Brokers’ and Finders’ Fees	43

ARTICLE VII ADDITIONAL AGREEMENTS		43

7.1	Preservation of Business	43
7.2	Exclusivity	44
7.3	Confidentiality	44
7.4	Expenses	45
7.5	Public Disclosure	45
7.6	Consents	45
7.7	Further Assurances	45
7.8	Tax Matters	46
7.9	Securityholder Release	49
7.10	Post-Closing Delivery of Records	50
7.11	Restrictions on Other Transfers and Issuances	50
7.12	Financial Statements	50

7.13	Lock-Up Agreement	50
7.14	Termination of Employees	51
7.15	Termination of Distributor Agreements	51
7.16	Directors’ and Officers’ Indemnification	51
7.17	Securities Laws Compliance	51
7.18	Contract Terminations	52

ARTICLE VIII CONDITIONS TO THE ACQUISITION		52

8.1	Conditions to Obligations of Each Party to Effect the Acquisition	52
8.2	Conditions to the Obligations of Buyer	53
8.3	Conditions to Obligations of the Company and the Securityholders	55
8.4	The Closing	55

ARTICLE IX SURVIVAL, INDEMNIFICATION, AND ESCROW ARRANGEMENTS		56

9.1	Survival of Representations, Warranties and Covenants	56
9.2	Indemnification	57
9.3	Escrow Arrangements	59
9.4	Indemnification Claims	60
9.5	Securityholder Representative	65
9.6	Additional Limitations on Indemnification; Remedy	69
9.7	Purchase Price Adjustments	69
9.8	Sole Remedy	69
9.9	Termination	69

ARTICLE X AMENDMENT AND WAIVER		70

10.1	Amendment	70
10.2	Extension; Waiver	70

ARTICLE XI GENERAL PROVISIONS		71

11.1	Notices	71
11.2	Interpretation	72
11.3	Counterparts	72
11.4	Entire Agreement; Assignment	72
11.5	Severability	73
11.6	Other Remedies; Specific Performance	73
11.7	Governing Law; Venue; Jury Trial Waiver	73
11.8	Disclosure Schedules	73
11.9	Third Party Beneficiaries	73

Schedules:
Schedule 1	Securityholders and Consideration Spreadsheet
Schedule 2	Defined Terms
Schedule 3	Special Indemnification Matters
Schedule 4	Buyer Disclosure Schedule
Schedule 5	Company Disclosure Schedule
Schedule 6	Restricted Persons

Exhibits:
Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Company Resolutions
Exhibit D	Form of Buyer Resolutions
Exhibit E	Changes to DARTS Manuscript
Exhibit F	Transfer Instruments
Exhibit G	Consulting Agreement
Exhibit H	New License Agreement
Exhibit I	Restated AI Operating Agreement
Exhibit J	Contract Terminations
Exhibit K	Form of Distributor Agreement Termination Notice
Exhibit L	Form of Employee Termination Notice

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (the “Agreement”) is made and entered into as of September 2, 2020 (the “Effective Time”) by and among CryoLife, Inc., a Florida corporation (“Buyer”), Ascyrus Medical LLC, a Florida limited liability company (the “Company”), the securityholders of the Company listed in Schedule 1 hereto (the “Securityholders”), and Fortis Advisors LLC, a Delaware limited liability company (the “Securityholder Representative”). Each Person noted above is referred to as a “Party” and collectively as the “Parties”, and references to Schedules and Exhibits refer to the Schedules and Exhibits attached to this Agreement, unless otherwise noted.

RECITALS

A. The Company developed a unique hybrid graft implantable device for the repair of acute Stanford Type A dissections that is currently known as either the Ascyrus Medical Dissection Stent or the Ascyrus Medical Dissection Stent Hybrid Prosthesis (the “AMDS”).

B. The Securityholders are as of the date of this Agreement the holders of all outstanding Company Securities (as defined in this Agreement).

C. Buyer desires to purchase from the Securityholders, and the Securityholders desire to sell to Buyer, the Company Securities pursuant to the terms and conditions of this Agreement (the “Acquisition”).

D. As a condition to the Closing of the Acquisition, Buyer, the Securityholder Representative and U.S. Bank, N.A., in its capacity as escrow agent (the “Escrow Agent”), shall enter into an Escrow Agreement in substantially the form of Exhibit A (the “Escrow Agreement”), to be effective as of the Closing Date, and a portion of the Closing Consideration shall be placed in one or more escrow accounts pursuant to the Escrow Agreement as partial security for any amounts payable for indemnification claims and other payment obligations, as described in this Agreement.

E. Contemporaneously with the execution and delivery of this Agreement, as a material inducement to Buyer to enter into this Agreement, each of the Persons listed on Schedule 6 is entering into a Contract in substantially the form of Exhibit B (the “Non-Competition Agreements”) to be effective as of the Closing Date.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth in this Agreement, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For all purposes of this Agreement, the defined terms set forth in Schedule 2 are hereby incorporated in this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Sale and Purchase of the Company Securities. Subject to the conditions and on the terms of this Agreement, at the Closing, (a) each Securityholder and each Person who acquires any Company Securities after the Effective Time but prior to the Closing (who shall be deemed to be and considered a Securityholder in this Agreement) shall, severally and not jointly and severally, sell, transfer, assign, convey and deliver to Buyer all of its rights, title and interests in the Company Securities owned by such Securityholder, free and clear of any Liens other than Permitted Security Liens, and (b) Buyer shall purchase and acquire all of the Company Securities held by each such Securityholder, free and clear of any Liens, for the consideration described in Section 2.3.

2.2 Closing. The Acquisition will take place at 12:01 a.m. Eastern Time on September 2, 2020 subject to the satisfaction or written waiver of the conditions set forth in Article VIII or as promptly as practicable (and no more than three Business Days) following the satisfaction or written waiver of the conditions set forth in Article VIII, provided that the Closing may occur on a different date and time if mutually agreed in writing by the Company and Buyer. The Acquisition shall take place remotely by e-mail or other electronic communication, unless another method is mutually agreed upon in writing by Buyer and the Company. The consummation of the Acquisition is referred to as the “Closing.” The date and time upon which the Closing is effective shall be referred to in this Agreement as the “Closing Date.” The purchase and sale of the Company Securities, the delivery of documents and other instruments that are required to be delivered at the Closing and the other events occurring at the Closing in accordance herewith shall be deemed to have occurred and executed simultaneously at 12:01 a.m. Eastern Time on the Closing Date, and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.3 Acquisition Consideration.

(a) Closing Consideration Payments. On the terms and subject to the conditions of this Agreement, including the provisions of Section 2.2, 2.3(b) and Article VIII, and subject to the adjustment set forth in Section 3.1, in full consideration for the transfer (or cancellation, surrender or termination, as applicable, pursuant to Section 2.6) of all of the Company Securities to Buyer, immediately upon the Closing, Buyer shall (i) pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds for further distribution by the Paying Agent to each of the Securityholders their respective portion of the Closing Cash Consideration, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4, and (ii) issue or cause to be issued to each Securityholder their respective portion of the Closing Stock Consideration, in each case, all in accordance with the Consideration Spreadsheet. The Paying Agent shall distribute the Closing Cash Consideration by initiating a bank wire transfer of immediately available funds to accounts designated in writing by the Securityholders. Buyer shall pay the Paying Agent for further distribution to the Securityholder Representative the Securityholder Representative’s Reserve Fund to the account specified by the Securityholder Representative.

(b) Escrow. On the Closing Date and subject to the conditions and on the terms of this Agreement, including the provisions of Section 9.3, Buyer shall deposit or cause to be deposited with the Escrow Agent an amount in cash equal to the Indemnity Escrow Amount and an amount in cash equal to the Adjustment Escrow Amount, to be maintained in segregated accounts. The Securityholders’ respective Pro Rata Portions of the Indemnity Escrow Amount shall equal in the aggregate the Indemnity Escrow Amount. The Securityholders’ respective Pro Rata Portions of the Adjustment Escrow Amount shall equal in the aggregate the Adjustment Escrow Amount.

(c) Non-Competition Agreements Consideration. On the terms and subject to the conditions of this Agreement, in full consideration for the Non-Competition Agreements, immediately upon the Closing, Buyer shall pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the Non-Competition Agreements Consideration, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the Non-Competition Agreements Consideration to other payees as reflected in the Consideration Spreadsheet, if any, to be allocated and distributed by the Paying Agent (prior to giving effect to such withholding and adjustments) as follows: $300,000 to Ali Shahriari, $100,000 to Justin Nifong and $125,000 to Tomas Fernandez.

(d) Net Post-Closing Adjustment Payment. If the Net Post-Closing Adjustment as determined in Section 3.1 is positive pursuant to Section 3.1(h)(ii), the Securityholders shall be entitled to receive pursuant to Section 3.1(h) an amount equal to their Pro Rata Portion of the Net Post-Closing Adjustment, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the Net Post-Closing Adjustment to other payees as reflected in the Consideration Spreadsheet, if any.

(e) IDE Approval Consideration. Within ten (10) Business Days following the IDE Approval Date (if ever), Buyer shall (i) pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the IDE Approval Cash Consideration for further distribution by the Paying Agent to each of the Securityholders of their respective Pro Rata Portion of the IDE Approval Cash Consideration, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the IDE Approval Consideration to other payees as reflected in the Consideration Spreadsheet, and (ii) issue or cause to be issued to each Securityholder their respective Pro Rata Portion of the IDE Approval Stock Consideration, in each case, all in accordance with the Consideration Spreadsheet.

(f) PMA Approval Payment. Within ten (10) Business Days following the PMA Approval Date (if ever), Buyer shall pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the PMA Approval Payment for further distribution by the Paying Agent to each of the Securityholders of their respective Pro Rata Portion of the PMA Approval Payment, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the PMA Approval Payment to other payees as reflected in the Consideration Spreadsheet, all in accordance with the Consideration Spreadsheet.

(g) JPMDA Approval Payment. Within ten (10) Business Days following the JPMDA Approval Date (if ever), Buyer shall pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the JPMDA Approval Payment for further distribution by the Paying Agent to each of the Securityholders of their respective Pro Rata Portion of the JPMDA Approval Payment, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the JPMDA Approval Payment to other payees as reflected in the Consideration Spreadsheet, all in accordance with the Consideration Spreadsheet.

(h) CNMPA Approval Payment. Within ten (10) Business Days following the CNMPA Approval Date (if ever), Buyer shall pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the CNMPA Approval Payment for further distribution by the Paying Agent to each of the Securityholders of their respective Pro Rata Portion of the CNMPA Approval Payment, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the CNMPA Approval Payment to other payees as reflected in the Consideration Spreadsheet, all in accordance with the Consideration Spreadsheet.

(i) Additional Consideration Amount. Within ten (10) Business Days following the final determination of the Additional Consideration Amount pursuant to Section 3.2, Buyer shall pay or cause to be paid to the Paying Agent by wire transfer of immediately available funds the Additional Consideration Amount for further distribution by the Paying Agent to each of the Securityholders of their respective Pro Rata Portion of the Additional Consideration Amount, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4 and net of any amounts payable in respect of the Additional Consideration Amount to other payees as reflected in the Consideration Spreadsheet, all in accordance with the Consideration Spreadsheet.

(j) Paying Agent. Upon paying the full amount of any amounts due hereunder to the Paying Agent, Buyer shall have fulfilled its payment obligation hereunder with respect to such payment, and each Securityholder hereby releases and discharges Buyer and, following the Closing, the Company from and against any Loss arising out of or in connection with the Paying Agent’s failure to distribute any amounts received on behalf of the Securityholders to the Securityholders in accordance with the terms of this Agreement. For purposes of clarification, in no event shall Buyer be obligated to pay the IDE Approval Cash Consideration or issue the IDE Approval Stock Consideration more than once or make more than one PMA Approval Payment, more than one JPMDA Approval Payment or more than one CNMPA Approval Payment.

2.4 Withholding Taxes. Notwithstanding any other provision in this Agreement, Buyer (or its Affiliate, if applicable), the Company, the Paying Agent and the Escrow Agent (each, a “Payor”) shall have the right to (a) deduct and withhold from any payments to be made pursuant to this Agreement any amounts required to be deducted or withheld therefrom under any applicable Tax Law (and Securityholders and their respective Affiliates shall indemnify, defend and hold harmless such Payors against any amounts of such Taxes required to have been deducted and withheld under applicable Tax Law from amounts payable to Securityholders pursuant to this Agreement); provided, with respect to the Closing Consideration and the IDE Approval Consideration, any such withholding or deduction related thereto may first be deducted from the Closing Cash Consideration or the IDE Approval Cash Consideration, as applicable, payable to the Securityholder subject to such withholding or deduction and to the extent the amount of any such withholding or deduction exceeds the Closing Cash Consideration or the IDE Approval Cash Consideration, as applicable, payable to the Securityholder, the Securityholder shall promptly pay the applicable Payor an amount equal to such excess and (b) reasonably request any necessary Tax forms, as applicable, and any similar information necessary to calculate the required deduction and withholding. Except with respect to amounts taxable as compensatory payments or the failure by a Securityholder to deliver to Buyer at the Closing the deliverable contemplated in Section 8.2(k)(ii)(A), if Buyer reasonably determines that an amount is required to be deducted or withheld, Buyer will use commercially reasonable efforts to provide notice within five (5) Business Days before any expected deduction or withholding to the Person with respect to which the withholding is to be made and to reasonably cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted under applicable Tax Law. To the extent that any such amounts are deducted or withheld and timely remitted by the Payor to the applicable Governmental Authority, the amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person whose payment was deducted or withheld.

2.5 Consideration Spreadsheet. No later than two (2) Business Days before the Closing, the Company shall deliver to Buyer and the Paying Agent a spreadsheet setting forth (a) the name, mailing address and e-mail of each Securityholder; (b) the number and class of the Company Securities held or owned by each Securityholder, in each case as of immediately prior to the Closing; (c) each Securityholder’s Pro Rata Portion of the Indemnity Escrow Amount and Adjustment Escrow Amount; (d) each Securityholder’s share of the Closing Cash Consideration payable to each such Securityholder and the Closing Stock Consideration issuable to each such Securityholder with respect to their respective Company Securities; (e) each Securityholder’s Pro Rata Portion of each Post-Closing Consideration; (f) the amount of any unpaid compensation, including bonuses payable in connection with or related to the Acquisition, to any Person, and each Person entitled to receive any such amount, and (g) the aggregate dollar amount contributed to the Securityholder Representative’s Reserve Fund by each Securityholder (such spreadsheet, the “Consideration Spreadsheet”). Buyer and the Paying Agent shall be entitled to rely on the Consideration Spreadsheet. The Paying Agent shall be responsible for the distribution of such amounts delivered by Buyer to the Paying Agent in accordance with the Consideration Spreadsheet.

2.6 Other Rights in Company Securities. Prior to the Closing, the Company shall terminate or shall cause to be terminated any and all rights under or related to, and rights to acquire rights or interests in, Company Securities transferred, granted or issued following the Effective Time in violation of this Agreement. The Securityholders, including each of the holders of the Company Securities, and the Company shall execute all such documents and take all such other actions as may be necessary to confirm the foregoing terminations occur at or prior to the Closing, as applicable.

2.7 Exchange Procedures. At the Effective Time, the following transactions shall occur and the following documents shall be delivered:

(a) Deliveries by the Securityholders. Each Person listed on Schedule 6 shall have duly and validly executed and delivered to Buyer a Non-Competition Agreement.

(b) Deliveries by the Company. The Company shall furnish Buyer a true and correct copy of duly executed unanimous resolutions of the board members, managers and members, as applicable, substantially in the form attached hereto as Exhibit C (i) approving the execution and performance by the Company of this Agreement and the Related Agreements to which it is a party, including the Acquisition and (ii) a waiver of all pre-emptive rights, rights of first refusal, co-sale rights or other participation rights in connection with the Acquisition, as applicable.

(c) Deliveries by Buyer. Buyer shall furnish the Company a true and correct copy of a certificate of an officer of Buyer, duly executed, confirming the authenticity of the resolutions of Buyer’s Board of Directors, substantially in the form attached hereto as Exhibit D, approving the execution and performance by Buyer of this Agreement and the Related Agreements to which it is a party, including the Acquisition.

2.8 Resignation of Officers and Directors. At the Closing, the Company shall deliver to Buyer a written resignation from each of the officers, directors and managers of the Company and its Subsidiaries, if applicable, in form and substance that will allow Buyer to cause such resignations to be effective as of or immediately following the Closing; provided, however, that an officer, director or manager shall not be required to sign a written resignation if Buyer has delivered written instructions prior to the Closing indicating that such officer, director or manager need not resign.

2.9 Transitional Matters. At or prior to the Closing, the Company shall deliver to Buyer all corporate and business records of the Company, other records relating to the Business (including all research and development records, records relating to any regulatory filing (including copies of all regulatory submissions made by the Company and/or its Subsidiaries to secure the CE Mark that are in the Company’s possession or control) and all materials and work product developed internally or received from any consultant or service provider), bank account signature cards, credit cards, share registers, passwords and other instruments and information to effectively transfer operational control of the Company to Buyer upon the Closing (the “Company Records”).

ARTICLE III

CLOSING CONSIDERATION ADJUSTMENT AND ADDITIONAL CONSIDERATION AMOUNT

3.1 Closing Consideration Adjustment.

(a) No later than two (2) Business Days prior to the Closing, the Company shall deliver to Buyer a closing statement in a form reasonably satisfactory to Buyer, setting forth the Company’s good faith determination of the following (collectively, the “Closing Statement”):

(i) A statement of the Company Cash and the Company’s Accounts Receivable, Accounts Payable and GAAP Liabilities, in each case, as of immediately prior to the Closing (the “Statement of Cash, A/R, A/P and GAAP Liabilities”), without duplication of any amounts required to be stated in the remaining statements set forth in this Section 3.1(a).

(ii) A statement of Company Debt immediately prior to the Closing including the following information (such statement, the “Statement of Debt”): (A) a complete and correct list of the Persons to whom the Company Debt is payable, (B) the amount of all such Company Debt owed to each such Person as of immediately prior to the Closing, including the principal, penalties, interest and premiums necessary to satisfy and discharge all obligations in respect thereof, and (C) wire instructions for each such Person.

(iii) A statement of Third Party Transaction Expenses (the “Statement of Expenses”). The Statement of Expenses shall be accompanied by invoices supporting the Third Party Transaction Expenses reflecting such advisors’ final billable Third Party Transaction Expenses and wire instructions for each such Person.

(iv) A statement of Adjustment Items immediately prior to the Closing including the following information (such statement, the “Statement of Adjustment Items”): (A) a complete and correct list of the Adjustment Items including the amount of all such Adjustment Items as of immediately prior to the Closing; and (B) if an Adjustment Item is due and payable upon the Closing, the name of the Person to whom such Adjustment Item is payable and wire instructions for each such Person.

(b) Within ninety (90) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Securityholder Representative a statement setting forth Buyer’s good faith determination of (i) each of the following (A) the amount, if any, by which the Company Cash as of immediately prior to the Closing exceeds the Company Cash listed in the Statement of Cash, A.R, A/P and GAAP Liabilities, (B) the amount, if any, by which the Accounts Payable of the Company as of immediately prior to the Closing exceeds the Accounts Payable of the Company listed in the Statement of Cash, A/R, A/P and GAAP Liabilities and (C) the amount, if any, by which GAAP Liabilities of the Company immediately prior to the Closing exceeds GAAP Liabilities in the Statement of Cash, A/R, A/P and GAAP Liabilities (the “Updated Statement of Cash, A/P and GAAP Liabilities”), (ii) Company Debt as of the Closing (the “Updated Statement of Debt”), (iii) the Third Party Transaction Expenses as of the Closing (the “Updated Statement of Expenses”), and (iv) the Adjustment Items (the “Updated Statement of Adjustment Items,” and collectively with the Updated Statement of Cash, A/P and GAAP Liabilities, the Updated Statement of Debt, and the Updated Statement of Expenses, the “Post-Closing Adjustment Statement”).

(c) Within thirty (30) days following receipt by the Securityholder Representative of the Post-Closing Adjustment Statement, the Securityholder Representative shall deliver written notice to Buyer of any dispute it has with respect to the preparation or content of the Post-Closing Adjustment Statement. If the Securityholder Representative does not notify Buyer in writing of a dispute with respect to the Post-Closing Adjustment Statement within such thirty (30)-day period, pursuant to a written notice describing in reasonable detail the specific calculations that are disputed and the basis for such dispute (a “Closing Consideration Objection Notice”), such Post-Closing Adjustment Statement will be final, conclusive and binding on the Parties. In connection with the Securityholder Representative’s review of the Post-Closing Adjustment Statement, Buyer shall cause the Company to make available, during normal business hours upon reasonable advance notice, to the Securityholder Representative and its accountants such books, records and personnel reasonably requested by the Securityholder Representative necessary to confirm the accuracy of the Post-Closing Adjustment Statement. If the Securityholder Representative provides Buyer a Closing Consideration Objection Notice within such thirty (30)-day period, Buyer and the Securityholder Representative shall negotiate in good faith to resolve such dispute. If Buyer and the Securityholder Representative, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after the Securityholder Representative delivers the Closing Consideration Objection Notice, then Buyer and the Securityholder Representative jointly shall be entitled to engage the Arbitration Firm to resolve such dispute. As promptly as practicable thereafter (and, in any event, within thirty (30) days after the Arbitration Firm’s engagement), the Securityholder Representative shall submit to the Arbitration Firm in writing (with a copy to Buyer) any unresolved elements of the Securityholder Representative’s objection, supported by any documents and arguments upon which the Securityholder Representative relies. As promptly as practicable thereafter (and, in any event, within fifteen (15) days following the Securityholder Representative’s submission of such objection), Buyer shall submit to the Arbitration Firm (with a copy to the Securityholder Representative) Buyer’s response to the Securityholder’s objection supported by any documents and arguments upon which Buyer relies. Buyer and the Securityholder Representative shall request that the Arbitration Firm render its determination within fifty (50) days following its receipt of Buyer’s response. The scope of the disputes to be resolved by the Arbitration Firm shall be limited to the unresolved items to which the Securityholder Representative specifically objected in the Closing Consideration Objection Notice. Any item or calculation not set forth in the Closing Consideration Objection Notice shall be deemed final, conclusive and binding on the Parties. In resolving any disputed item based on GAAP, the Arbitration Firm shall use GAAP and may not assign a value to any item greater than the greatest value claimed for such item by either Party or less than the smallest value claimed for such item by either Party. All determinations made by the Arbitration Firm will be final, conclusive and binding on the Parties. All fees and costs of the Arbitration Firm in resolving any disputed item shall be payable by Buyer, on the one hand, and the Securityholder Representative (on behalf of the Securityholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Arbitration Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(d) If the Company Cash listed on the Statement of Cash, A/R, A/P and GAAP Liabilities exceeds the Company Cash as of the Closing (as finally determined pursuant to Section 3.1(c)), then Buyer’s payment obligations under this Agreement will be adjusted downward by an amount equal to such excess. If the Accounts Payable of the Company as of the Closing (as finally determined pursuant to Section 3.1(c)) exceeds the Accounts Payable of the Company listed on the Statement of Cash, A/R, A/P and GAAP Liabilities, then Buyer’s payment obligations under this Agreement will be adjusted downward by an amount equal to such excess. If the GAAP Liabilities of the Company as of the Closing (as finally determined pursuant to Section 3.1(c)) exceeds the GAAP Liabilities of the Company listed on the Statement of Cash, A/R, A/P and GAAP Liabilities, then Buyer’s payment obligations under this Agreement will be adjusted downward by an amount equal to such excess. The adjustments to Buyer’s payment obligations pursuant to this Section 3.1(d) shall be made pursuant to the terms set forth in Section 3.1(h).

(e) If Company Debt (as finally determined after the Closing pursuant to Section 3.1(c)) exceeds the Company Debt set forth on the Statement of Debt delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(ii), then Buyer’s payment obligations under this Agreement will be adjusted downward by such excess amount. On the other hand, if the Company Debt set forth on the Statement of Debt delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(ii), exceeds the Company Debt (as finally determined after the Closing pursuant to Section 3.1(c)), then Buyer’s payment obligations under this Agreement will be adjusted upward by such excess amount. The adjustment to Buyer’s payment obligations pursuant to this Section 3.1(e) shall be made pursuant to the terms set forth in Section 3.1(h).

(f) If Third Party Transaction Expenses (as finally determined after the Closing pursuant to Section 3.1(c)) exceed the Third Party Transaction Expenses set forth on the Statement of Expenses delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(iii), then Buyer’s payment obligations under this Agreement will be adjusted downward by the amount of such excess. On the other hand, if the Third Party Transaction Expenses set forth on the statement delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(iii) exceed the Third Party Transaction Expenses (as finally determined after the Closing pursuant to Section 3.1(c)), then Buyer’s payment obligations under this Agreement will be adjusted upward by such excess amount. The adjustment to Buyer’s payment obligations pursuant to this Section 3.1(f) shall be made pursuant to the terms set forth in Section 3.1(h).

(g) If Adjustment Items (as finally determined after the Closing pursuant to Section 3.1(c)) exceeds the Adjustment Items set forth on the Statement of Adjustment Items delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(iv), then Buyer’s payment obligations under this Agreement will be adjusted downward by such excess amount. On the other hand, if the Adjustment Items set forth on the Statement of Adjustment Items delivered prior to the Closing by the Company to Buyer pursuant to Section 3.1(a)(iv), exceeds the Adjustment Items (as finally determined after the Closing pursuant to Section 3.1(c)), then Buyer’s payment obligations under this Agreement will be adjusted upward by such excess amount. The adjustment to Buyer’s payment obligations pursuant to this Section 3.1(g) shall be made pursuant to the terms set forth in Section 3.1(h).

(h) The sum of upward adjustments in Buyer’s payment obligations under this Agreement minus the sum of the downward adjustments in Buyer’s payment obligations under this Agreement, in each case pursuant to Section 3.1(d), Section 3.1(e), Section 3.1(f) and Section 3.1(g) is referred to as the “Net Post-Closing Adjustment”; provided, that if the absolute value of the Net Post-Closing Adjustment is less than $250,000, then the Net Post-Closing Adjustment shall be deemed to equal $0 for all purposes of this Agreement. The Net Post-Closing Adjustment shall be satisfied as follows:

(i) If the Net Post-Closing Adjustment is negative, then (A) the Securityholder Representative and Buyer shall deliver a joint written authorization to the Escrow Agent within two (2) Business Days from the date on which the adjustments described in Section 3.1(d), Company Debt, Adjustment Items, and Third Party Transaction Expenses are finally determined pursuant to Section 3.1(c) authorizing the Escrow Agent to release to Buyer from the Adjustment Escrow Fund an amount equal to the absolute value of the Net Post-Closing Adjustment within five (5) Business Days from the date of such authorization, and (B) if the absolute value of the Net Post-Closing Adjustment exceeds the amount then held in the Adjustment Escrow Fund, then the Securityholders shall, within ten (10) Business Days after the date on which the payment pursuant to clause (A) was made, pay Buyer an amount of cash by wire transfer of immediately available funds equal to (w) the absolute value of the Net Post-Closing Adjustment, minus (x) the amount distributed or to be distributed from the Adjustment Escrow Fund to Buyer, in accordance with their respective Pro Rata Portions of such amount.

(ii) If the Net Post-Closing Adjustment is positive, then Buyer shall, within ten (10) Business Days, pay or cause to be paid to the Paying Agent for further distribution to each of the Securityholders pursuant to Section 2.3(d), as if such amount had been distributed at Closing, by wire transfer of immediately available funds an amount equal to the Net Post-Closing Adjustment.

(i) For all purposes hereunder, the Closing Statement, the Post-Closing Adjustment Statement and the Uncollected A/R Statement and all determinations and calculations by any Person (including the Arbitration Firm) hereunder, including of Company Cash, the Company’s Accounts Receivable, Accounts Payable and GAAP Liabilities, Company Debt, Third Party Transaction Expenses and Adjustment Items, shall (a) for those items based on GAAP be prepared and calculated in accordance with GAAP, (b) be prepared on a consolidated basis, without applying Buyer’s purchase accounting requirements (except to the extent it was applied by the Company when preparing the foregoing statements), and (c) reflect adjustments for amounts arising out of the consummation of the transactions contemplated by this Agreement, unless those amounts are reflected in the Statement of Cash, A/R, A/P and GAAP Liabilities, Statement of Debt, Statement of Transaction Expenses or Statement of Adjustment Items.

(j) The amount of any (i) unpaid Third Party Transaction Expenses that are not reflected on the Statement of Expenses or the Updated Statement of Expenses (“Excess Third Party Transaction Expenses”), (ii) Company Debt that is not reflected on the Statement of Debt or the Updated Statement of Debt (“Excess Company Debt”) and (iii) Adjustment Item that is not reflected on the Statement of Adjustment Items or Updated Statement of Adjustment Items (“Excess Adjustment Items”), in each case, shall be subject to the indemnification provision of Section 9.2(a) hereof and the right of the Buyer Indemnified Persons to indemnification shall not be limited by the Threshold Amount (as defined in Section 9.4(a) hereof) and shall also be recoverable first from the Indemnity Escrow Fund and second from the Securityholders directly pursuant to Section 9.2(a).

(k) Within five (5) Business Days following the date that is one hundred twenty (120) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Securityholder Representative a statement setting forth Buyer’s good faith determination of the amount of any Accounts Receivable of the Company included in the Statement of Cash, A/R, A/P and GAAP Liabilities that have not been collected as of the date that is one hundred twenty (120) days after the Closing Date (the “Uncollected A/R” and, such statement, the “Uncollected A/R Statement”). If there is any amount of Uncollected A/R reflected in the Uncollected A/R Statement, then (i) the Securityholder Representative and Buyer shall deliver a joint written authorization to the Escrow Agent within two (2) Business Days from delivery of the Uncollected A/R Statement authorizing the Escrow Agent to release to Buyer from the Adjustment Escrow Fund an amount equal to the Uncollected A/R within five (5) Business Days from the date of such authorization, and (ii) if the Uncollected A/R exceeds the amount then held in the Adjustment Escrow Fund, then the Securityholders shall, within ten (10) Business Days after the date on which the payment pursuant to clause (i) was made, pay Buyer, in accordance with their respective Pro Rata Portions, an amount of cash by wire transfer of immediately available funds equal to (A) the Uncollected A/R, minus (B) the amount distributed or to be distributed from the Adjustment Escrow Fund to Buyer.

3.2 Additional Consideration Amount.

(a) Within forty-five (45) days after the third anniversary of the PMA Approval Date, Buyer shall cause to be prepared and delivered to the Securityholder Representative a statement (the “Additional Consideration Statement”) setting forth Buyer’s good faith calculation of the Additional Consideration Amount in accordance with GAAP (the “Proposed Additional Consideration Amount”) and providing, in reasonable detail, the calculations used in calculating the Proposed Additional Consideration Amount.

(b) Within thirty (30) days following receipt by the Securityholder Representative of the Additional Consideration Statement, the Securityholder Representative shall deliver written notice to Buyer of any dispute it has with respect to the preparation or content of the Additional Consideration Statement (a “Additional Consideration Objection Notice”). If the Securityholder Representative does not provide Buyer with an Additional Consideration Objection Notice within such thirty (30)-day period, such Additional Consideration Statement will be final, conclusive and binding on the Parties, and the Proposed Additional Consideration Amount will be the final Additional Consideration Amount for all purposes under this Agreement. If the Securityholder Representative provides Buyer an Additional Consideration Objection Notice, Buyer and the Securityholder Representative shall negotiate in good faith to resolve such dispute. If Buyer and the Securityholder Representative, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after the Securityholder Representative delivers the Additional Consideration Objection Notice, then Buyer and the Securityholder Representative shall engage the Arbitration Firm to resolve such dispute. As promptly as practicable thereafter (and, in any event, within thirty (30) days after the Arbitration Firm’s engagement), the Securityholder Representative shall submit to the Arbitration Firm in writing (with a copy to Buyer) any unresolved elements of its objection, supported by any documents and arguments upon which it relies. As promptly as practicable thereafter (and, in any event, within fifteen (15) days following the Securityholder Representative’s submission of such unresolved elements), Buyer shall submit its response to the Arbitration Firm (with a copy to the Securityholder Representative) supported by any documents and arguments upon which it relies. Buyer and the Securityholder Representative shall request that the Arbitration Firm render its determination within fifty (50) days following its receipt of Buyer’s response. The scope of the disputes to be resolved by the Arbitration Firm shall be limited to the unresolved items to which the Securityholder Representative objected in such Additional Consideration Objection Notice. Any item or calculation not set forth in an Additional Consideration Objection Notice shall be deemed final, conclusive and binding on the Parties. In resolving any disputed item, the Arbitration Firm shall use GAAP and may not assign a value to any item greater than the greatest value claimed for such item by either Party or less than the smallest value claimed for such item by either Party. In no event shall the Arbitration Firm order payment of any Additional Consideration Amount that is in excess of the Additional Consideration Cap. All determinations made by the Arbitration Firm will be final, conclusive and binding on the Parties. All fees and costs of the Arbitration Firm in resolving any disputed item shall be payable by Buyer, on the one hand, and the Securityholder Representative (on behalf of the Securityholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Arbitration Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(c) Within ten (10) Business Days after the Additional Consideration Amount has been finally determined in accordance with Section 3.2(b) or agreed to in writing between Buyer and the Securityholder Representative, the Securityholder Representative shall update the Consideration Spreadsheet to include (i) each Securityholder’s share of the Additional Consideration Amount, payable to each such Securityholder with respect to their respective Company Securities and (ii) each Securityholder’s Pro Rata Portion of the Indemnity Escrow Amount and Adjustment Escrow Amount, updated to reflect the allocation of the Additional Consideration Amount (the “Updated Consideration Spreadsheet”), and deliver such Updated Consideration Spreadsheet to Buyer and the Paying Agent. Within ten (10) Business Days thereafter, Buyer shall pay or cause to be paid to the Paying Agent the Additional Consideration Amount for further distribution to each of the Securityholders their respective portion of the Additional Consideration Amount, less any applicable Taxes and amounts required to be withheld pursuant to Section 2.4, all in accordance with the Updated Consideration Spreadsheet. The Paying Agent shall be responsible for the distribution of the Additional Consideration Amount delivered by Buyer to the Paying Agent in accordance with the Updated Consideration Spreadsheet.

(d) Buyer will use Commercially Reasonable Efforts in the commercialization and sale of the Solution following the Closing Date until the determination date of the Additional Consideration Amount, but Buyer shall not have a duty to sell the Solution, a duty to pursue the PMA Approval, the IDE Approval, the JPMDA Approval or the CNMPA Approval or a duty to ensure that any Post-Closing Consideration is earned. The Securityholder Representative shall have an opportunity to ask certain Representatives of Buyer reasonably designated by Buyer questions regarding, and to discuss with such Representatives, at reasonably agreed times during normal business hours, the then status of progress to obtain the IDE Approval, the PMA Approval, the JPMDA Approval, and the CNMPA Approval and the then status of the sales of the Solution and revenues generated in connection with such sales. Buyer will (and will require that its Affiliates will) maintain complete and accurate records in sufficient detail to permit the Securityholder Representative to verify accurately whether Buyer has achieved the IDE Approval, the PMA Approval, the JPMDA Approval, the CNMPA Approval and the Additional Consideration Amount. Subject to the Securityholder Representative entering into a confidentiality agreement with Buyer on terms reasonably acceptable to Buyer, Buyer will provide the Securityholder Representative with a reasonably detailed summary of the status of progress toward achievement of the IDE Approval, the PMA Approval, the JPMDA Approval, the CNMPA Approval and the Additional Consideration Amount, along with financial and other relevant records evidencing such information within ten (10) Business Days following receipt of a written request from the Securityholder Representative for such a summary; provided, however, that (i) Buyer shall not be required to respond to any such request more than two (2) times in any twelve (12)-month period, and (ii) with respect to its obligations in this Section 3.2(d), Buyer shall not be required to provide the Securityholder Representative with any information that constitutes material non-public information under the Securities Act or the Exchange Act.

(e) If Buyer determines that it will not pursue the JPMDA Approval or if JPMDA Approval is not received prior to June 30, 2027, whichever occurs first, then the amount of the JPMDA Approval Payment will be added to the Additional Consideration Cap; provided, that Buyer’s obligation to pay the JPMDA Approval Payment shall terminate immediately if the Additional Consideration Cap is adjusted pursuant to this Section 3.2(e), even if JPMDA Approval subsequently obtained.

(f) If Buyer determines that it will not pursue the CNMPA Approval or if CNMPA Approval is not received prior to June 30, 2027, whichever occurs first, then the amount of the CNMPA Approval Payment will be added to the Additional Consideration Cap; provided, that Buyer’s obligation to pay the CNMPA Approval Payment shall terminate immediately if the Additional Consideration Cap is adjusted pursuant to this Section 3.2(f), even if CNMPA Approval subsequently obtained.

(g) Upon the occurrence of a Change of Control with respect to the Company, Buyer shall require the acquiror in such Change of Control to assume Buyer’s obligations to pay the Post-Closing Consideration under this Agreement, subject to the terms and conditions of this Agreement, that have not been paid prior to the consummation of such Change of Control.

3.3 Tax Treatment. The adjusted payment obligations contemplated in Sections 2.3(d), 2.3(e), 2.3(f), 2.3(g), 2.3(h) and 2.3(i) shall be treated for U.S. federal (and applicable state) income Tax purposes as adjustments to the Acquisition Consideration, except as otherwise required by applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDERS

Each of the Securityholders severally (and not jointly and severally) hereby represents and warrants to Buyer that each of the statements contained in this Article IV is true, correct and complete as of the Effective Time and as of the Closing Date.

4.1 Authority; Non-Contravention; Approvals.

(a) Such Securityholder has all requisite power and authority and legal capacity to execute and deliver this Agreement and the Related Agreements to which such Securityholder is a party, and to perform the transactions contemplated in this Agreement and the Related Agreements to which such Securityholder is a party. This Agreement has been, and upon the execution of the Related Agreements to which such Securityholder is a party, the Related Agreements will be, duly executed and delivered by such Securityholder and, assuming the due authorization, execution and delivery of this Agreement by Buyer, constitutes and, upon Buyer’s execution of the applicable Related Agreements, will constitute, valid and binding obligations of such Securityholder, enforceable against such Securityholder in accordance with their respective terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally, and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any legal proceeding thereof may be brought.

(b) The execution and delivery by such Securityholder of this Agreement and the Related Agreements to which he, she or it is a party and the performance of the transactions contemplated in this Agreement and the Related Agreements to which he, she or it is a party do not and will not (including with the passage of time, giving of notice or taking of any action by any third party) (i) result in a violation or breach of, failure to perform, fulfill or comply with, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or impose any additional or greater burdens or obligations under, or give any third party any greater rights or benefits, including any right of termination, modification, cancellation or acceleration under, or result in any Lien on any Company Security under, or require any consent or notice under (any such event, a “Conflict”), the terms, conditions or provisions of any Contract or other instrument of any kind to which such Securityholder or such Securityholder’s Affiliates is now a party or by which such Securityholder or any of its assets may be bound or affected; or (ii) result in a violation of any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to such Securityholder; other than in the case of clauses (i) and (ii), any such Conflicts, violations, breaches, failures, defaults, rights, or losses that individually or in the aggregate would not impair in any material respect the ability of such Securityholder to perform its obligations hereunder, or prevent or materially impede or delay the consummation of any of the transactions contemplated hereby.

(c) No declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority is required to be obtained or made by such Securityholder in connection with or as a result of the execution and delivery of this Agreement and the Related Agreements to which such Securityholder is a party or the performance by such Securityholder of the transactions contemplated in this Agreement and the Related Agreements to which such Securityholder is a party; except for declarations, consents, approvals, orders, authorizations, registrations, filings and notices, the failure of which to be obtained or made individually or in the aggregate would not impair in any material respect the ability of such Securityholder to perform its obligations hereunder, or prevent or materially impede or delay the consummation of the transactions contemplated hereby.

4.2 Title to Company Securities. Such Securityholder has good title to the Company Securities held by such Securityholder and set forth next to such Securityholder’s name in the Consideration Spreadsheet, free and clear of all Liens other than Permitted Securities Liens. Other than as provided in the Operating Agreement and as provided in this Agreement, such Securityholder is not a party to any voting trust, proxy, or other Contract or understanding with respect to any of the Company Securities held by such Securityholder. Each Securityholder has complied with its obligations under the Operating Agreement with respect to the transactions contemplated hereby. The Company Securities set forth in the Consideration Spreadsheet opposite such Securityholder’s name are solely owned by such Securityholder and represent such Securityholder’s entire right, title and interest in and to the Company.

4.3 Litigation. There is no Litigation pending against such Securityholder or, to the knowledge of such Securityholder, threatened against such Securityholder, in each case, that challenges the validity or enforceability of this Agreement with respect to such Securityholder or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated in this Agreement with respect to such Securityholder or that could reasonably be expected to impair or delay such Securityholder’s ability to consummate the transactions contemplated in this Agreement.

4.4 Brokers’ and Finders’ Fees. Such Securityholder has not incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated in this Agreement.

4.5 Investment Acknowledgments. Such Securityholder acknowledges and agrees that:

(a) Such Securityholder has (i) conducted such Securityholder’s own independent review and analysis of the business, assets, condition and operations of Buyer and its Affiliates, (ii) received all documents, books and records pertaining to Buyer and its Affiliates that such Securityholder requested and (iii) had reasonable opportunity to ask questions and receive answers concerning Buyer and its Affiliates and all such questions have been answered to such Securityholder’s satisfaction;

(b) Such Securityholder is acquiring the Buyer Common Stock issued to him, her or it pursuant to this Agreement for such Securityholder’s own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other Person in any transaction that would constitute a “distribution” within the meaning of the Securities Act; such Securityholder acknowledges that such Securityholder can bear the economic risk of such Securityholder’s investment in the Buyer Common Stock and has such knowledge and experience in financial and business matters that such Securityholder is capable of evaluating the merits and risks of an investment in the Buyer Common Stock taking into account Buyer’s representations, warranties and agreements hereunder; it is an “accredited investor” as such term is defined in Rule 501 of Regulation D of the Securities Act; such Securityholder understands that neither the offer nor sale of the Buyer Common Stock has been registered pursuant to the Securities Act or any applicable state securities Laws, that all of the Buyer Common Stock is subject to substantial restrictions on transfer, that all of the Buyer Common Stock will be characterized as “restricted securities” under federal securities Laws, and that, under such Laws and applicable regulations, none of such shares of Buyer Common Stock can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder; and such Securityholder understands that, in issuing the shares of Buyer Common Stock to such Securityholder, Buyer is relying upon, among other things, the representations and warranties of such Securityholder in this Section 4.5 in concluding that such issuance is a “private offering” and is exempt from the registration requirements of the Securities Act;

(c) Such Securityholder has had the opportunity to consult with such Securityholder’s own Tax and other advisors with respect to the consequences to such Securityholder of the transactions contemplated by this Agreement (including the disposition of the Company Securities and the receipt or ownership, directly or indirectly, of the shares of Buyer Common Stock issued to such Securityholder pursuant to this Agreement), including the Tax consequences under Tax Laws of any applicable Governmental Authority and the possible effects of changes in such Tax Laws, and such Securityholder is relying solely upon the advice of such advisors in evaluating such consequences; and none of Buyer, its Affiliates, their respective successors, beneficiaries, heirs and assigns, or their respective past and present Representatives, makes or has made any representations or warranties to Buyer regarding the Tax consequences of the transactions contemplated by this Agreement under the Tax Laws of any applicable Governmental Authority and the possible effects of changes in such Tax Laws;

(d) Such Securityholder has not engaged in any transactions involving Buyer Common Stock (including any short sales (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act)) or any derivative securities based on or relating to Buyer Common Stock owned by such Securityholder since the time such Securityholder first became aware that discussions were taking place regarding the transactions contemplated by this Agreement;

(e) Such Securityholder is located in or is a resident of, and the offer and sale of the shares of Buyer Common Stock issued to such Securityholder pursuant to this Agreement occurred in, the state or other jurisdiction set forth adjacent to such Securityholder’s name on Schedule 1, and no acts in furtherance of such issuance were conducted by such Securityholder in any other state or jurisdiction.

(f) SUCH SECURITYHOLDER ACKNOWLEDGES THAT SUCH SECURITYHOLDER HAS, WITHOUT RELIANCE ON BUYER (EXCEPT WITH RESPECT TO THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER SET FORTH IN THIS AGREEMENT AND ANY CERTIFICATE DELIVERED BY BUYER PURSUANT TO THIS AGREEMENT), MADE SUCH SECURITYHOLDER’S OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING (I) BUYER, (II) THE BUYER COMMON STOCK, (III) THE FINANCIAL CONDITION, PROSPECTS AND PROPERTIES OF BUYER AND (IV) THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT; AND THAT THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY BUYER ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE IN THIS AGREEMENT AND IN ANY CERTIFICATE DELIVERED AT CLOSING BY BUYER PURSUANT TO THIS AGREEMENT.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer, subject in each case to the disclosures included in Schedule 5 (the “Company Disclosure Schedule”) to the extent it complies with the requirements of Section 11.8, that each of the statements in this Article V is true, correct and complete as of the Effective Time and as of the Closing Date.

5.1 Organization of the Company. The Company (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Florida, (b) has the limited liability company power and authority to own, lease and operate its properties and to carry on its business as currently conducted, (c) is duly qualified or licensed to do business and (to the extent such phrase is recognized in the applicable jurisdiction) in good standing as a foreign limited liability company in each jurisdiction in which such qualification or licensure is required by Law, except for those jurisdictions where the failure to be so qualified or licensed and in good standing would not have, individually, or in the aggregate, a Company Material Adverse Effect. The Company has made available to Buyer a true and correct copy of the Articles of Organization and the Operating Agreement, each of which is in full force and effect. There have not been any amendments to the Articles of Organization or the Operating Agreement since January 28, 2015 and January 15, 2020, respectively. Section 5.1 of the Company Disclosure Schedule lists the officers and managers of the Company. The Business and the operations now being conducted by the Company are not now, and have not been, conducted by the Company under any other names other than Ascyrus Medical LLC. Section 5.1 of the Company Disclosure Schedule lists (i) each jurisdiction in which the Company is qualified or licensed to do business, and (ii) every state or foreign jurisdiction in which the Company has employees or facilities.

5.2 Company Capital Structure.

(a) The Consideration Spreadsheet accurately reflects all Company Securities issued and outstanding and the Company Securities held or owned by each Securityholder. The Company does not maintain any other plan or arrangement providing for the issuance of Company Securities or other equity-based or equity-like awards. There are no options, warrants, calls, Rights, Convertible Securities, commitments or Contracts of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities. There are no outstanding or authorized equity appreciation, phantom equity, profit participation, or other rights of any type, the value of which is determined by reference in whole or in part to the value of the equity of the Company or any of the Company Securities (whether payable in cash, property or otherwise). The Company Securities set forth in the Consideration Spreadsheet are the only Company Securities issued and outstanding. The Company Securities are held by the Persons in the amounts as set forth in the Consideration Spreadsheet. None of the Company Securities have been certificated. The Company has not engaged in any entity or business reorganization, recapitalization or similar restructuring transaction that could result in a Company or Buyer Liability.

(b) Except as set forth in Section 5.2(b) of the Company Disclosure Schedule, all outstanding Company Securities are duly authorized, validly issued and non-assessable and are not subject to preemptive rights created by statute, the Operating Agreement or any Contract to which the Company is a party or by which it is bound, and have been issued in compliance with all applicable Laws in all material respects. There are no declared or accrued but unpaid dividends or other similar distributions or commitments, in each case, with respect to any of the Company Securities.

(c) Except as provided in this Agreement, there are no voting trusts, proxies, or other Contracts with respect to the voting securities of the Company. Other than as provided in the Operating Agreement, there are no Contracts to which the Company is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, co-sale rights, or “bring along” or “drag-along” rights) of any Company Securities, and all such provisions relating to sale or transfer (including any right of first refusal and co-sale rights) have been satisfied or waived with respect to the transactions contemplated by this Agreement.

5.3 Subsidiaries. Except as described in Section 5.3 of the Company Disclosure Schedule, the Company (a) has never had any Subsidiaries, (b) has not agreed and is not obligated in any manner to make any future investment in, or capital contribution or loan to, any other Person, (c) does not directly or indirectly own any equity or similar interest in, or any interest convertible, exchangeable or exercisable for any equity or similar interest in, any Person and (d) has not otherwise been a party to any joint venture. Each Subsidiary of the Company is (x) the type of entity specified on Section 5.3 of the Company Disclosure Schedule, duly organized, validly existing and in good standing (to the extent such phrase is recognized in the applicable jurisdiction) under the Laws of the jurisdiction of organization specified on Section 5.3 of the Company Disclosure Schedule, (y) has the corporate power to own its properties and to carry on its business as currently conducted, (z) is duly qualified or licensed to do business and (to the extent such phrase is recognized in the applicable jurisdiction) in good standing as a foreign corporation in each jurisdiction in which such qualification or licensure is required by Law, except for those jurisdictions where the failure to be so qualified or licensed and in good standing would not have, individually, or in the aggregate, a Company Material Adverse Effect. Section 5.3 of the Company Disclosure Schedule lists the officers and managers of each Subsidiary of the Company. The Company has made available to Buyer a true and correct copy of the constitutive documents of each Subsidiary of the Company. The Company directly or indirectly owns one hundred percent (100%) of the shares or other equity interests of each Subsidiary, free and clear of all Liens. There are no outstanding securities of any Subsidiary convertible into or exchangeable or exercisable for shares or other equity interests or ownership interests in any Subsidiary, or options, warrants or other rights to acquire shares or other equity interests or ownership interests in any Subsidiary. All shares or other equity interests of each Subsidiary have been duly authorized and validly issued, are non-assessable and were not issued in violation of any preemptive rights or similar rights. The shares of capital stock or other equity interests of each Subsidiary are not subject to any voting trust agreement or any other contract relating to the voting, dividend rights or disposition of the capital stock or other equity interests of any Subsidiary. For purposes of all the following Sections of this Article V, unless the context dictates otherwise, all references to the Company shall also include and be references to each Subsidiary: Sections 5.4 through 5.14 and Sections 5.16 through 5.32.

5.4 Authority. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party, to consummate the transactions contemplated in this Agreement and such Related Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the transactions contemplated in this Agreement and the Related Agreements have been duly authorized by all necessary action on the part of the Company, and no further action is required on the part of the Company to authorize, execute and deliver this Agreement and any Related Agreements to which it is a party or to authorize, perform or consummate the transactions and obligations contemplated in this Agreement or such Related Agreements. This Agreement and the consummation of the Acquisition subject to the terms and conditions of this Agreement and the Related Agreements have been approved unanimously by all of the Securityholders and the Manager. Ali Shahriari is the sole Manager of the Company. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties and the other parties thereto, shall constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of Law governing specific performance, injunctive relief, or other equitable remedies, the availability of which, including specific performance, is subject to the discretion of the court before which any legal proceeding thereof may be brought.

5.5 No Conflict. Except as set forth in Section 5.5 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions contemplated in this Agreement and such Related Agreements, will not Conflict with (a) any provision of the Articles of Organization or the Operating Agreement (including the right of first refusal under the Operating Agreement, which has been validly waived with respect to the transactions contemplated by this Agreement) or other applicable limited liability company or similar Contract, (b) any Material Contract in any material respect, (c) to the Knowledge of the Company, any Material Contract in any respect, or (d) any Law applicable to the Company or any of its properties (whether tangible or intangible) or assets.

5.6 Governmental Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation of the transactions contemplated in this Agreement or the Related Agreements, including the Acquisition, except for such consents, approvals, orders, authorizations, registrations, declarations, filings and notices (a) which have already been obtained and are in full force and effect, or (b) the failure of which to be obtained or made would not, individually or in the aggregate, (i) impair in any material respect the ability of the Company to perform its obligations hereunder or the conduct of the business of the Company in the manner in which it was conducted immediately before the Closing nor (ii) prevent or impede or delay in any material respect the consummation of any of the transactions contemplated in this Agreement or the Related Agreements.

5.7 Restrictions on Business Activities. Except as set forth in Section 5.7 of the Company Disclosure Schedule, the Company has not entered into any Contract under which the Company is restricted from the design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacture or sale of any Company products (including the AMDS) or the Company Intellectual Property or otherwise distributing or providing any Company products (including the AMDS) or Company Intellectual Property to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, or from hiring or soliciting potential employees, consultants or independent contractors.

5.8 Title to Assets; Absence of Liens and Encumbrances. The Company has valid title to, or, in the case of leased properties and assets, valid leasehold or contractual interests in or license rights to, all of the Company’s tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (a) Liens for Taxes not yet due and payable and (b) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby. Such properties and assets constitute all of the tangible property and assets necessary for the continued ownership, use and operation of the Company’s business as presently conducted and as conducted during the two-year period ending on the Effective Time.

5.9 Intellectual Property.

(a) The Company presently owns all right, title, and interest in, to and under, or has a valid license to use, all Intellectual Property, in each case, used or held for use in the Business (collectively, with the In-Licensed Intellectual Property (as defined below), the Disclosed IP (as defined below) and the Related IP (as defined below), such Intellectual Property Rights and Technology is referred to as the “Company Intellectual Property”); provided, however, the License Agreement between Aortic Innovations LLC and the Company dated as of December 17, 2019 in effect prior to the Closing (the “Old License Agreement”) shall terminate, and the New License Agreement shall become effective, upon the consummation of the transactions contemplated in this Agreement. The Company Intellectual Property comprises all of the Intellectual Property necessary to conduct the Business as currently conducted and as the Company during the two-year period ending on the Effective Time proposed to conduct the Business, in each case, without violating or infringing the Intellectual Property of any other Person. The Company presently owns all right, title, and interest in, to and under all Intellectual Property it purports to own. Except as set forth in Section 5.9(a)(i) of the Company Disclosure Schedule and except for licenses granted by the Company pursuant to the Contracts listed in Section 5.9(i)(i) of the Company Disclosure Schedule, the Company owns exclusively all of the Company Intellectual Property, including all of the Company Registered Intellectual Property Rights (as defined below), all of the Intellectual Property in, under and to the products and solutions described or referred to in the Company’s February 2020 Confidential Information Presentation (the “Disclosed IP”), and all of the Intellectual Property in any way related to Company products (including the AMDS), the Company Registered Intellectual Property Rights or the Disclosed IP, in each case, that has been developed for, by or on behalf of the Company or its Affiliates or for, by or on behalf of any Related Party (as defined below) (the “Related IP”). Except as set forth in Section 5.9(a)(ii) of the Company Disclosure Schedule, the Company has not entered into any Contract or transaction (or taken or committed to take any other action that has a similar effect) with any Related Party or granted to any such Person any license of, any rights, title or interest in, or any right or permission to use, any Company Intellectual Property. The consummation of the Acquisition and the other transactions contemplated by this Agreement and the Related Documents will not affect, diminish or terminate the ownership of the Company Intellectual Property, and each item of Company Intellectual Property will continue to be owned by the Company and each item of Company Intellectual Property disclosed in Section 5.9(i) of the Company Disclosure Schedule licensed by the Company prior to the Effective Time, will continue to be licensed on identical terms and conditions immediately following the consummation of the Acquisition, in each case, as in effect immediately prior to such consummation; provided, however, the Old License Agreement shall terminate, and the New License Agreement shall become effective, upon the consummation of the transactions contemplated in this Agreement.

(b) Section 5.9(b) of the Company Disclosure Schedule lists all Registered Intellectual Property Rights owned by, or filed in the name of, the Company (the “Company Registered Intellectual Property Rights”) and in each case listing, as applicable (i) the name of the current owner of record, (ii) the date of application or issuance, (iii) the registration or application number, and (iv) the relevant jurisdiction as to each and any material proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”), the European Patent Office (the “EPO”), or similar Governmental Authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights.

(c) Except as set forth in Section 5.9(c)(i) of the Company Disclosure Schedule, the Company Registered Intellectual Property Rights are valid (or in the case of application – applied for) and subsisting, and all necessary filing, registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights. Other than as set forth in Section 5.9(c)(ii) of the Company Disclosure Schedule, there are no actions that must be taken by the Company within one hundred (100) days following the date of this Agreement, including the payment of any filing, registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property Rights. During the prosecution of any Patents within the Company Registered Intellectual Property Rights (“Company Patents”), to the Knowledge of the Company, all material prior art to Company Patents was disclosed by the Company in compliance with applicable Law.

(d) In each case in which the Company has acquired ownership of any Intellectual Property from any Person, the Company has obtained a valid and enforceable assignment under applicable Law sufficient to irrevocably transfer all right, title, and interest in that Intellectual Property to the Company, including the right to bring proceedings based on infringement or other similar grounds, and to the extent that such Intellectual Property constitutes Registered Intellectual Property Rights, to the maximum extent provided for by, and in accordance with, applicable Laws, the Company has recorded each such assignment with each relevant Governmental Authority, including the PTO, EPO, the U.S. Copyright Office, or their respective equivalents in any relevant jurisdiction, as the case may be.

(e) Each item of the Company Intellectual Property owned, purported to be owned by the Company or in-licensed by the Company on an exclusive basis, including all Company Registered Intellectual Property Rights, is free and clear of any Liens other than those set forth in Section 5.9(e) of the Company Disclosure Schedule.

(f) The Company has not (i) transferred ownership of, or granted in any field of use or otherwise any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Company Intellectual Property, to any other Person, or (ii) permitted the Company’s rights in any Company Intellectual Property to enter into the public domain. The Company has the exclusive right to bring infringement actions with respect to the Company Intellectual Property owned or purported to be owned by the Company if any Person has the right to bring any such infringement actions.

(g) Section 5.9(g) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which the Company receives any In-Licensed Intellectual Property. Complete and correct copies of all Contracts required to be listed in Section 5.9(g) of the Company Disclosure Schedule have been made available to Buyer. Except for In-Licensed Intellectual Property, all Company Intellectual Property was created solely by either (i) Employees acting within the scope of their employment/engagement who have signed Invention Assignment Agreements substantially in the form made available to Buyer or (ii) other third parties who have validly and irrevocably assigned all of their rights, including all Intellectual Property Rights, therein, to the Company, and, to the fullest extent permitted under applicable Law, waived any and all claims that they may have in connection with any non-assignable Intellectual Property Rights.

(h) Section 5.9(h) of the Company Disclosure Schedule accurately identifies all Contracts under which the Company is required to pay fees to any other Person for the use, exploitation, modification or maintenance of any of the In-Licensed Intellectual Property (other than payments with respect to off the shelf Software in an amount of up to $10,000 in any one twelve (12)-month period).

(i) Section 5.9(i)(i) of the Company Disclosure Schedule accurately identifies each Company IP Contract, including Company IP Contracts with any contract manufacturer, other than (i) Contracts listed in Section 5.9(g) of the Company Disclosure Schedule; (ii) Company IP Contracts under which the Company has no ongoing rights or obligations; (iii) standard end-user object code license Contracts authorizing the Company to use readily and commercially available Software products; and (iv) standard non-disclosure Contracts entered into in the ordinary course of business. None of the Company, Aortic Innovations, LLC, Aortic Innovations Surena, LLC or any predecessors of any of the foregoing have (y) licensed or assigned any Company Intellectual Property to any competitor of Buyer or the Company or (z) licensed or assigned any of the Company Intellectual Property to any Person other than as described in Section 5.9(i)(ii) of the Company Disclosure Schedule. Except as set forth in Section 5.9(i)(iii) of the Company Disclosure Schedule, the Company is not bound by, and none of the Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, license, transfer, assert or enforce any of the Company Intellectual Property anywhere in the world. Complete and correct copies of all Contracts required to be listed in Section 5.9(i)(i)-(iii) of the Company Disclosure Schedule have been made available to Buyer.

(j) The Company Intellectual Property, together with the In-Licensed Intellectual Property, constitutes all of the Technology and Intellectual Property Rights used in the conduct of the Business prior to the Effective Time, including the design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacture and sale of the Company products (including the AMDS). Except as set forth in Section 5.9(j) of the Company Disclosure Schedule, the Company owns or possesses sufficient rights to all Technology and Intellectual Property Rights that are used by the Company in the operation of the Business as currently conducted without infringing, misusing, or misappropriating the Intellectual Property Rights of any Person.

(k) There are no licenses or other Contracts between the Company, on the one hand, and any other Person with respect to Company Intellectual Property under which, to the Knowledge of the Company, there is any dispute regarding the scope of such Contract, or either party’s performance under such Contract including with respect to any payments to be made or received by the Company thereunder.

(l) The operation of the Business by the Company as conducted prior to the Effective Time, including the design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacture and sale of Company products (including the AMDS), and the use of the Company Intellectual Property, has not infringed, misappropriated or otherwise violated and does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, violate any applicable right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction. The Company has not received written notice from any Person claiming that such operation of the Business prior to the Effective Time or any act, any of the Company products (including the AMDS), or the use of any Company Intellectual Property, infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person, or constitutes unfair competition or trade practices under the Laws of any jurisdiction (nor to the Knowledge of the Company is there any basis therefor).

(m) To the Knowledge of the Company, no Person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property.

(n) The Company has taken commercially reasonable steps that are required or necessary to companies offering similar products and services to protect the Company’s rights in confidential information and Trade Secrets of the Company. Without limiting the foregoing, the Company has obtained from each Employee and/or any other Person (including any consultant, service provider, independent contractor or intern) who has contributed independently or jointly to the creation, development, invention, conception, or discovery of any Company Intellectual Property a signed, valid and enforceable Contract that includes (i) confidentiality obligations in favor of the Company, and (ii) an effective and valid assignment to the Company of all right, title and interest in and to all Intellectual Property Rights and Technology created, developed, invented, conceived or discovered by such Person during his/her/its employment or engagement, as case may be, by the Company (collectively, the “Invention Assignment Agreements”).

(o) Except as disclosed in Section 5.9(o) of the Company Disclosure Schedule, no Company Intellectual Property or Company product (including the AMDS) is subject to any proceeding or outstanding decree, order, judgment or settlement Contract or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or that may affect the validity, use or enforceability of any Company Intellectual Property.

(p) No (i) Company product (including the AMDS) or publication of the Company, (ii) material published or distributed by the Company, or (iii) conduct or statement of the Company violates any Law, except for immaterial violations of a Law.

(q) Except as set forth in Section 5.9(q) of the Company Disclosure Schedule, no government funding, facilities or resources of a university, college, other educational institution or research center were used in the development of the Company Intellectual Property and to the Knowledge of the Company, no Governmental Authority, university, college, other educational institution or research center has any claim or right in or to the Company Intellectual Property owned or purported to be owned by the Company. No rights have been granted by the Company or are due under applicable Law to any Governmental Authority with respect to any Company product (including the AMDS), or under any Company Intellectual Property owned or purported to be owned by the Company other than the same standard commercial rights as are granted by the Company to commercial end users of the services of the Company in the ordinary course of business. Except as set forth in Section 5.9(q) of the Company Disclosure Schedule, no Employee who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, a university, college or other educational institution, or a research center, or was under any grants from any Governmental

Authority or private source, performing research sponsored by any Governmental Authority or private source or subject to any employment Contract or invention assignment or nondisclosure Contract or other obligation with any third party that could adversely affect the rights of the Company in such Intellectual Property or the ability to consummate the Acquisition, during a period of time during which such Employee was also performing services for the Company. The Company has not received and has no pending applications for any grants, incentives, benefits (including Tax benefits), awards, exemptions, subsidies, reimbursement arrangement or other benefit, relief or privilege from any Governmental Authority. The Company has not received any grant or other governmental or institutional funding that would result in the imposition of any limitation on the design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacture and sale of any Company product (including the AMDS) or the Company Intellectual Property, or any other Lien on, or any license to or interest in, any Company product (including the AMDS) or the Company Intellectual Property.

(r) Except as set forth in Section 5.9(r)(i) of the Company Disclosure Schedule, the Company has materially complied with (i) all applicable Information Security and Data Privacy Laws; and (ii) where applicable, the Company’s contractual obligations and privacy policies relating to the privacy and data protection of users of the Company products (including the AMDS), websites, and/or to the collection, use, storage, registration and transfer of any Personal Information collected for, by or on behalf of the Company (collectively, “Privacy Obligations”). To the Knowledge of the Company, the execution, delivery and performance of this Agreement materially complies with all applicable Privacy Obligations. The Company makes all disclosures to users or customers required by applicable Information Security and Data Privacy Laws, and, to the Knowledge of the Company, none of such disclosures made or contained in any Company privacy policy or in any such materials has contained any materially inaccurate, deceptive or misleading statement or been in violation of applicable Information Security and Data Privacy Laws. Except as set forth in Section 5.9(r)(ii) of the Company Disclosure Schedule, the Company does not maintain, possess, control or transmit any Protected Health Information, as defined under 45 C.F.R. § 160.103, or Sensitive Personal Data, as defined under Regulation (EU) 2016/679 (the General Data Protection Regulation) excluding Employee data in the ordinary course of business. The Company has implemented commercially reasonable and appropriate technical and organizational measures intended to provide a level of security appropriate to the risks that are presented by processing Personal Information they receive, including from illegal or unauthorized access, use, or disclosure (except for immaterial illegal or unauthorized access, use or disclosure). To the Knowledge of the Company, no Person has gained unauthorized access to any Personal Information held by the Company, or otherwise held or processed on the Company’s behalf. To the Knowledge of the Company, the consummation of the contemplated transactions, including any transfer of Personal Information resulting from such transactions, will not violate any applicable Privacy Obligation. The Company has not been notified in writing of, nor, to the Knowledge of the Company, is the subject of, any regulatory investigation or proceeding related to data security or privacy. To the Knowledge of the Company, no Person (including any Governmental Authority) has made any claim or commenced any proceeding with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such Personal Information by the Company or any of the Employees or other Persons acting as an independent contractor of the Company.

(s) Section 5.9(s) of the Company Disclosure Schedule lists all industry standards bodies and similar organizations of which the Company is a member, has been a contributor, has been a participant, or whose standards by which the Company has otherwise been bound. The Company is not and never was a member in, a contributor to, or participant in, or otherwise bound by, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company Intellectual Property.

(t) The IT Systems are materially adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company with respect to the Business as currently conducted. Except as set forth in Section 5.9(t) of the Company Disclosure Schedule, the Company has taken commercially reasonable and appropriate measures to preserve and maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored on any IT Systems). During the twelve (12) month period prior to the date of this Agreement, (A) there has been no failure with respect to any IT systems that has had a material effect on the operations of the Company and (B) to the Knowledge of the Company, there has been no unauthorized access to or use of any IT Systems (or any Software, information or data stored on any IT Systems). Section 5.9(t) of the Company Disclosure Schedule accurately identifies all Social Media Accounts that the Company uses, operates or maintains in connection with marketing or promoting any Company products (including the AMDS), the Company Intellectual Property or the Company’s Business.

5.10 Related Party Transactions(a) . Except as set forth in Section 5.10 of the Company Disclosure Schedule and except for (a) standard benefits generally made available to all Employees, (b) the Operating Agreement and (c) any director, manager and/or officer indemnification Contracts made available to Buyer, there are no Contracts between the Company, on the one hand, and (i) any Employee or its Affiliates, family members or trust beneficiaries, (ii) any Securityholder or its Affiliates, family members or trust beneficiaries, or (iii) to the Knowledge of the Company, any other Person that is a consultant or independent contractor, officer, director, manager of or to the Persons in (i) or (ii) (each, a “Related Party”), on the other hand, or between the Company and any Subsidiary of the Company. The Company does not have any Accounts Receivable from any Person that is a Related Party. The Company has not failed to perform, fulfill or comply with and is not in violation or breach of, nor, to the Knowledge of the Company, has any event occurred that, with or without notice or lapse of time or both, would constitute a failure to perform, fulfill or comply with or violation or breach under, any Contract listed (and for purposes of clarification those required to be listed) in Section 5.10 of the Company Disclosure Schedule. Except as set forth in Section 5.10 of the Company Disclosure Schedule, the Company is not indebted, directly or indirectly, to any Related Party, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all Employees employed by the Company, or any Subsidiary of the Company. Except as set forth in Section 5.10 of the Company Disclosure Schedule, no Related Party or Subsidiary of the Company is directly or indirectly indebted to the Company or, to the Knowledge of the Company, has any (i) commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any customers, suppliers, manufacturers, service providers, joint venture partners, licensees or competitors of the Company; (ii) direct or indirect ownership interest in any firm or corporation of which the Company is an Affiliate or with which the Company has a business relationship, or any firm or corporation which competes with the Company, except that Employees may own stock in (but not exceeding one percent (1%) of the issued and outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any Contract with the Company.

5.11 Compliance with Laws.

(a) The Company has complied in all material respects with, is not in violation in any material respect of, and has not received any written or, to the Knowledge of the Company, other notices of any suspected, potential or actual violation in any material respect with respect to, any applicable Law.

(b) The Company has not violated any Health Care Legal Requirement in any material respect, including but not limited to using any funds to provide any illegal contribution, gift, entertainment or other unlawful expense or inducement to a health care provider or health care organization.

(c) Each Manufacturer has complied in all material respects with all applicable Laws with respect to the manufacture of the Company products (including the AMDS) manufactured by such Manufacturer.

(d) Neither the Company nor any Employee has been excluded, suspended or debarred from participating in any government-run health care program or been subject to any sanction by any Governmental Authority or been convicted of any health care related crime. No such exclusions or suspensions have been threatened in writing nor, to the Knowledge of the Company, has such a threat been made and, to the Knowledge of the Company, there is no basis for any such exclusions or suspensions.

(e) The Company has been, within the three (3) years prior to the date of this Agreement, and is currently, in compliance with all applicable Anti-Corruption and Anti-Bribery Laws in any jurisdiction in which the Company conducts business in all material respects. There are no existing actions, conditions or circumstances pertaining to the Company’s activities that would reasonably be expected to give rise to any legitimate future legal claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions against the Company under any applicable Anti-Corruption and Anti-Bribery Laws.

(f) The Company has, within the three (3) years prior to the date of this Agreement and is currently, in compliance with all applicable Export and Import Control Laws. Without limiting the foregoing: (i) the Company has obtained all applicable export licenses, registrations and other approvals required for its respective exports of products, services and technologies under applicable Export and Import Control Laws; (ii) the Company is in compliance with the terms of all applicable Export and Import Approvals; (iii) the Company has not received any written communication alleging that it is not or may not be in compliance with, or has, or may have, any liability under any such applicable export licenses, registrations or other approvals; and (iv) there are no pending or, to the Knowledge of the Company, threatened written claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits or other court actions against the Company with respect to any applicable Export and Import Control Laws.

(g) The Company has not and does not engage in, and the Company products (including the AMDS) do not constitute or include, Technology the development, commercialization or export of which requires a license from an authorized body thereof pursuant to any Export and Import Control Law.

(h) The Company has communicated to the primary authors of the manuscript entitled “MidTerm Outcomes of the Dissected Aorta Repair Through Stent Implantation Trial (DARTS)” that the proposed changes reflected in the attachment attached as Exhibit E should be made prior to the publication of the manuscript.

(i) Except as set forth in Section 5.11(i) of the Company Disclosure Schedule, the Company has made available to Buyer complete and accurate copies of all regulatory submissions made by the Company and/or its subsidiaries to secure the CE Mark. The clinical data provided by the Company or its subsidiaries to obtain the CE Mark is accurate, complete and not misleading. The Company has no material Liabilities and, to the Knowledge of the Company, no Liabilities in any respect, in each case, as a result of any regulatory submission disclosed in Section 5.11(i) of the Company Disclosure Schedule.

(j) None of the representations and warranties contained in this Section 5.11 shall be deemed to relate to environmental matters (which are the subject of Section 5.22) or Tax matters (which are the subject of Section 5.31).

5.12 Litigation and Investigations. There is no Litigation pending or, to the Knowledge of the Company, threatened against the Company, any of its properties (tangible or intangible) or any of its officers, managers or directors, nor has there been any Litigation within the three (3)-year period ending on the Effective Time. There is no investigation, audit, or other proceeding pending or threatened in writing or, to the Knowledge of the Company, otherwise against the Company, any of its properties (tangible or intangible) by or before any Governmental Authority.

5.13 Brokers’ and Finders’ Fees. Except for UBS Securities LLC, the Company has not incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or the Related Agreements or any transaction contemplated in this Agreement or the Related Agreements.

5.14 Corporate and Business Records. Except as set forth in Section 5.14 of the Company Disclosure Schedule, the Company Records made available to Buyer contain all of the records of the corporate actions and proceedings and business activity of the Company, and none of the Securityholders or their Representatives have retained any Company Records except as expressly permitted by Buyer in writing. The Company has no material Liabilities and, to the Knowledge of the Company, no Liabilities in any respect, in each case, as a result of the actions disclosed in Section 5.14 of the Company Disclosure Schedule.

5.15 Allocation of Acquisition Consideration. At the Closing, the allocation of the Closing Consideration set forth in the Consideration Spreadsheet will comply with the Operating Agreement and applicable Law, will not result in any violation of any Contract between the Company on the one hand and any of the Securityholders, on the other hand. Immediately following the Closing, Buyer will be the sole record and beneficial holder of all issued and outstanding Company Securities or other rights to acquire or receive any Company Securities.

5.16 Company Financial Statements.

(a) Section 5.16(a) of the Company Disclosure Schedule sets forth the Company’s (i) unaudited balance sheets of the Company as of December 31, 2019, and the unaudited statements of operations, cash flow and changes in members’ equity for the twelve (12) month period then-ended (the “Year-End Financials”), and (ii) unaudited balance sheet as of June 30, 2020 (the “Balance Sheet Date”), and the related unaudited statements of operations, cash flow and changes in members’ equity for the six (6)-month period then-ended (the “Interim Financials”). The Year-End Financials and the Interim Financials (collectively referred to as the “Financials”) have been prepared on a consistent basis throughout the periods indicated and consistent with each other. The Company maintains books and records reflecting the assets and Liabilities of the Company in all material respects. The Financials fairly present in all material respects the Company’s financial condition, operating results and cash flows as of the dates and during the periods indicated therein. The Company’s unaudited, consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.”

(b) To the Knowledge of the Company, all Accounts Receivable of the Company are valid receivables and were incurred in the ordinary course of business for bona fide services rendered or products delivered. No written notice has been received by the Company from any obligor thereof that any amount of any such Accounts Receivable is subject to any pending or threatened contra account, defense, set-off, discount, counterclaim, allowance or adjustment of any kind. To the Knowledge of the Company, none of the account debtors of any such Accounts Receivable is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due. Section 5.16(b) of the Company Disclosure Schedule sets forth a list of all such Accounts Receivable that are more than ninety (90) days from the date of the invoice for such Account Receivable, and of all such Accounts Receivable classified as doubtful accounts on the Current Balance Sheet. Except as set forth in Section 5.16(b) of the Company Disclosure Schedule, since the Balance Sheet Date, the Company has paid its Accounts Payable in the ordinary course of business of the Company.

5.17 No Undisclosed Liabilities. The Company does not have any Liabilities that are required to be disclosed in the Company’s balance sheet prepared in accordance with GAAP as of the date of this Agreement (which for purposes of clarity shall include Liabilities for the failure to perform, fulfill or comply with, the violation or breach of the performance obligations under a Contract, Liabilities for the inaccuracy or the breach of the representations and warranties in a Contract and any other violations of a Contract) except for Liabilities (a) that have been reflected in the Current Balance Sheet, (b) incurred in the ordinary course of business of the Company since the Balance Sheet Date (excluding any Liabilities that arise from or relate to the failure to perform, fulfill or comply with, or the violation or breach of performance obligations or for the inaccuracy or breach of a representation or warranty or other violations of Contract, tort, infringement, warranty or Law), (c) not incurred in the ordinary course of business of the Company since the Balance Sheet Date in an amount that is less than $50,000 in any one case or $200,000 in the aggregate, (d) under this Agreement and the Related Agreements and (e) included in the Closing Statement as a reduction to the Closing Consideration. The Company does not have any Liabilities under the Old License Agreement.

5.18 No Changes. Except as set forth on Section 5.18 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since the Balance Sheet Date, there has not been, occurred or arisen any:

(a) capital expenditure or commitment or other payment obligation by the Company exceeding $50,000 individually or $200,000 in the aggregate;

(b) payment, discharge or satisfaction by the Company of any claim or Liability, other than payments, discharges or satisfactions of Liabilities reflected or reserved against in the Current Balance Sheet as required under the Contract relating to such Liability or trade payables incurred in the ordinary course of business;

(c) borrowed or agreed to borrow any amount of, incurred or become subject to any Indebtedness, or mortgaged, pledged or subject to any Lien any properties or assets of the Company;

(d) destruction of, damage to, or loss of any assets of the Company (whether tangible or intangible) having a replacement value in excess of $25,000 or any material business or Customer of the Company (in each case, whether or not covered by insurance);

(e) adoption by the Company of any new accounting method or change by the Company in accounting methods or practices (including any change in depreciation or amortization policies or rates) of the Company;

(f) adoption by the Company of any new Tax election inconsistent with the Company’s prior course of practice, change by the Company in any Tax election, amended Tax Returns filed by the Company, new Contract entered into involving the Company with respect to Taxes, an assertion of any written or to the Knowledge of the Company other Tax claim or assessment against the Company, settlement or compromise by the Company of any Tax claim or assessment, surrender of any right to claim a refund of Taxes by the Company, extension or waiver by the Company of the limitation period applicable to any Tax claim or assessment or the filing by the Company of any Tax Return, change in Tax residence of the Company or any other action taken outside the ordinary course of business that would have the effect of increasing the Tax liability of the Company for any Tax period (or portion thereof) beginning after the Closing Date;

(g) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Securities, or any split, combination or reclassification in respect of any Company Securities, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for Company Securities (other than Company Securities issued upon the exercise or conversion of the Convertible Securities), or any direct or indirect repurchase, redemption, or other acquisition by the Company of, or any issuance of, any Company Securities (or options, warrants or other rights convertible into, exercisable or exchangeable for Company) or any equity appreciation, phantom equity or similar rights;

(h) resignation or removal of any officer, director or manager of the Company;

(i) adoption, amendment or termination of any Benefit Plan, or adopting any new employee benefit plan, arrangement or agreement (including any such plan, arrangement or agreement providing for retention, change of control, severance or similar payments or potential payments);

(j) made or granted any bonus or any wage, salary or other compensation increase to any Employee;

(k) implemented any location closing or other layoff of employees that could implicate the Worker Adjustment Retraining and Notification Act, 29 U.S.C. § 2101 et seq., or any similar state or local Laws (collectively, the “WARN Act”);

(l) sale, lease, license or other disposition of any of the material assets (whether tangible or intangible) or properties of the Company outside of the ordinary course of business of the Company, including the sale of any Accounts Receivable, or any creation of any security interest in such assets or properties;

(m) loan by the Company to any Person, or purchase by the Company of any debt securities of any Person, or guarantee any of the foregoing of any Person, except for advances to employees for travel and business expenses in the ordinary course of business of the Company;

(n) waiver or release of any material right or claim of the Company, including any write-off or other compromise of any Accounts Receivable, or change in practices or procedures with respect to the collection of Accounts Receivable or extension of any other incentive with respect thereto;

(o) written or, to the Knowledge of the Company, other notice or threat of any adverse change in the relationship between the Company and its customers, suppliers or other vendors;

(p) commencement or settlement by the Company of any lawsuit, or the commencement of any lawsuit, investigation or similar proceeding against the Company;

(q) increase in any wage, salary, bonus or other compensation of any officer, employee, director, representative or consultant of the Company;

(r) employment dispute, including claims or matters raised by any individual, Governmental Authority, or workers’ representative organization, bargaining unit or union, regarding, claiming or alleging labor trouble, wrongful discharge or any other unlawful employment or labor practice or action or violation of Law, in each case with respect to the Company;

(s) written notice of any claim or potential claim of (i) ownership of, interest in or right to any of the Company Intellectual Property by any Person (other than the Company) or (ii) infringement, misuse, or misappropriation by the Company of any other Person’s Intellectual Property Rights;

(t) (i) sale, lease, license, assignment, or transfer by the Company to any Person of any Company Intellectual Property or execution, modification, termination, or amendment of any Material Contract to which the Company is a party with respect to the Company Intellectual Property with any Person or with respect to the Intellectual Property of any Person, in each case, excluding standard end user licenses and Contracts and similar Contracts entered into in the ordinary course of business of the Company, (ii) purchase, assignment, or license of any Intellectual Property or execution, modification, termination, or amendment of any Material Contract to which the Company is a party with respect to the Intellectual Property of any Person, (iii) new Contract or termination, modification, or amendment of an existing Contract to which the Company is a party, with respect to the development of any Technology or Intellectual Property Rights with a third party or (iv) lapse, expiration, abandonment or any other disposition of any Company Intellectual Property;

(u) entering into a Contract or material modification to any Contract pursuant to which any other party was granted design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacturing or selling rights with respect to any Company product (including the AMDS), except in the ordinary course of business of the Company;

(v) lease, license, sublease or other occupancy of any Leased Real Property by the Company;

(w) change the pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Technology or Intellectual Property Rights to the Company, or make any other material change to the terms and conditions (including payment, discount, allowance, warranty or indemnification terms) upon which the Company makes the Company products (including the AMDS) available to third parties, or otherwise;

(x) other transaction outside the ordinary course of business of the Company;

(y) promise, commitment or Contract by the Company, or any Employee on behalf of the Company, to do any of the things described in the preceding clauses (a) through (x) of this Section 5.18 (other than negotiations with Buyer and its Representatives regarding the transactions contemplated in this Agreement and the Related Agreements); or

(z) event, occurrence of development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.19 Title to Properties.

(a) The Company does not own any real property, nor has the Company ever owned any real property. Section 5.19(a) of the Company Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company (the “Leased Real Property”), and sets forth all leases, lease guaranties, licenses, subleases, Contracts for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments thereof (“Lease Agreements”). The Company has made available to Buyer true, correct and complete copies of all Lease Agreements. All such Lease Agreements are in full force and effect and are valid and enforceable against the Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws. The Company is not, under any of the Lease Agreements, in any existing material default and, to the Knowledge of the Company, neither is any other party thereto. The Company is not a lessor of any real property and has not granted to any other Person the right to possess, occupy, operate from or use the Leased Real Property or any portion thereof.

(b) All Leased Real Property is suitable for the conduct of the Company’s business as presently conducted therein. The operation of the Company on each respective Leased Real Property does not violate any Law relating to such property or operations thereon. The Company is not party to any Contract that could require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Leased Real Property.

(c) All equipment owned or leased by the Company currently in use and held for future use is reasonably adequate for the conduct of the business of the Company as currently conducted.

5.20 Agreements, Contracts and Commitments. All Material Contracts are listed in the subsection of Section 5.20 of the Company Disclosure Schedule that corresponds to the applicable subsection of the definition of “Material Contracts”. True, correct and complete copies of all Material Contracts have been made available to Buyer. The Company is in material compliance with and is not in material breach or material default under, and has not received written notice that it has materially breached or materially defaulted under, any of the terms or conditions of any Material Contract. Each Material Contract is in full force and effect with respect to the Company, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws and, to the Knowledge of the Company, no third party obligated to the Company pursuant to any such Material Contract is subject to, or is reasonably expected to become subject to, any material default thereunder. No party has asserted or has any legal right to offset, discount or otherwise abate any amount owing under any Material Contract, and there are no oral agreements or waivers modifying the written terms of any Material Contract.

5.21 Company Authorizations. Each consent, license, permit, grant, clearance, approval or other authorization under applicable Law (a) pursuant to which the Company currently operates or holds any interest in any of its properties, or (b) which is required for the operation of the business of the Company as currently conducted or as the Company during the two-year period ending on the Effective Time proposed to conduct the Business (each a “Company Authorization”), has been issued or granted to the Company. The Company Authorizations are in full force and effect. No suspension, cancellation or other lapse of any Company Authorization is pending by or at the behest of any Governmental Authority or other Person, or to the Knowledge of the Company, threatened. The Company has not received any written communication from any Governmental Authority or been notified in writing that any Company Authorization related to any of the Company products (including the AMDS) has been withdrawn or modified or that such an action is under consideration. There has been no recall, detention, withdrawal, seizure, or termination or suspension of manufacturing requested or threatened relating to the Company products (including the AMDS), and no field notifications, field corrections or written alerts. To the Knowledge of the Company, there is no false information or significant omission in any product application or product-related submission that was filed by the Company to any Governmental Authority. The Company has obtained all necessary Company Authorizations related to the Company products (including the AMDS) distributed and sold by the Company, and the Company has not received any written notice that any Governmental Authority seeks any additional conditions on the distribution or sale of Company products (including the AMDS) in a jurisdiction covered by a Company Authorization. Other than as set forth in Section 5.9(c) of the Company Disclosure Schedule, there are no actions that must be taken by the Company within one hundred (100) days following the date of this Agreement, including the payment of any filing, registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Authorization.

5.22 Environmental Matters. During the three (3) years prior to the Effective Time, the Company and, to the Knowledge of the Company, each Manufacturer (with respect to any Company products (including the AMDS) manufactured by such Manufacturer) (a) is operating and has operated in compliance in all material respects with all Environmental Laws; (b) has not received any written notice of any alleged claim, complaint, violation of, or Liability under, any Environmental Law (including any claim or complaint from any employee alleging exposure to Hazardous Materials) (collectively, an “Environmental Claim”) and, to the Knowledge of the Company, there are no existing conditions, occurrences or circumstances related to the operations of the Company that are or are reasonably likely to result in the receipt of such notice; (c) has not disposed of, emitted, discharged, or released (collectively, “Released”), or handled, stored, transported or used any Hazardous Materials or arranged for the Release or handling, storage or transportation of any Hazardous Materials in a manner that has resulted, or is reasonably likely to result, in an Environmental Claim; and (d) has not entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of (i) Environmental Laws or (ii) Hazardous Materials related to activities of the Company.

5.23 Employee Benefit Plans and Compensation.

(a) Section 5.23(a) of the Company Disclosure Schedule contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 5.23(a) of the Company Disclosure Schedule, each, a “Benefit Plan”). The Company has separately identified in Section 5.23(a) of the Company Disclosure Schedule (i) each Benefit Plan that contains a change in control provision and (ii) each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to, by the Company primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (iv) copies of any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, COBRA communications, employee handbooks and any other written communications (or a description of any oral communications) relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the IRS and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification; (vi) in the case of any Benefit Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the IRS, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan.

(c) Each Benefit Plan and any related trust has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and any applicable local Laws). Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and received a favorable and current determination letter from the IRS with respect to the most recent five (5)-year filing cycle, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to Tax or penalty under Sections 4975 or 4980H of the Code. All benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(d) Neither the Company nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan; (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (v) incurred Taxes under Section 4971 of the Code with respect to any Single Employer Plan; or (vi) participated in a multiple employer welfare arrangements (MEWA).

(e) With respect to each Benefit Plan (i) no such plan is a multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”); (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) no such plan or the plan of any ERISA Affiliate maintained or contributed to within the last six (6) years is a Single Employer Plan subject to Title IV of ERISA; and (v) no “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any such plan.

(f) Each Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Buyer, the Company or any of their Affiliates other than ordinary administrative expenses typically incurred in a termination event. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(g) Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree health benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree health benefits.

(h) There is no pending or, to the Knowledge of the Company, threatened claim, action or proceeding relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i) There has been no amendment to, announcement by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year (other than on a de minimis basis) with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of the Company nor any of its Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement.

(j) Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(k) Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

(l) Except as set forth in Section 5.23(l) of the Company Disclosure Schedule, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Benefit Plan; or (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan.

5.24 Employees.

(a) Section 5.24(a)(i) of the Company Disclosure Schedule contains a true, correct and complete list of each employee of the Company and specifies for each such individual, to the extent applicable, his or her: (i) job title, employing entity (if other than the Company), original hire date, service date and bonus, if any, paid or payable for calendar year 2019 and 2020, and status as exempt or non-exempt under the Fair Labor Standards Act (“FLSA”), (ii) accrued and unused vacation and other paid time off as of the Closing Date, (iii) current annualized salary (or hourly rate of pay) and other compensation (including bonus, additional forms of pay, profit-sharing, pension benefits and other compensation for which he or she is eligible in 2020) and any increase in salary (or hourly rate of pay) for such individual instituted since December 31, 2019, (iv) leave status (including type of leave, duration of leave and expected return date), (v) details of any applicable visa and (vi) whether any such individual is employed by any other entity in a co employment (or joint employment) relationship. Section 5.24(a)(ii) of the Company Disclosure Schedule contains a true, correct and complete list of each individual who provides material services to the Company in the capacity of an independent contractor, along with his or her: (A) name and, if applicable, the entity through which he or she provides services, (B) services performed, (C) compensation for such services, and (D) description of any Contract applicable to such engagement. Collectively, the individuals listed on Section 5.24(a)(i) and Section 5.24(a)(ii) of the Company Disclosure Schedule represent the entirety of the individuals who are necessary to manage and operate the Business as currently managed and operated.

(b) To the Knowledge of the Company, no Employee has any current plans to terminate his or her employment or other service relationship with the Company. To the Knowledge of the Company, no Employee is a party to any confidentiality, non-competition, non-solicitation, proprietary rights or other Contract between such Employee and a former employer or other Person that would restrict the performance of such Employee’s duties to or for the Company.

(c) There is no material workers’ compensation claim pending or, to the Knowledge of the Company, threatened against the Company. There are no claims, actions, suits or proceedings pending or, to the Knowledge of the Company, threatened relating to the labor or employment practices of the Company or brought for, by or on behalf of an Employee or former Employee of the Company. Except as set forth in Section 5.24(c) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company is, and has been at all times since January 1, 2017, in compliance in all respects with all applicable Laws relating to employment and all such Laws regarding labor and employment practices, terms and conditions of employment, wages, hours, overtime payments, FLSA compliance, equal opportunity, collective bargaining, the full payment of social security and other Taxes, the WARN Act (or any similar Laws), recordkeeping, employee classification, non-discrimination and non-retaliation, employee benefits, the payment of employee welfare and retirement benefits, employee leave, payroll documents, occupational health and safety, severance, termination or discharge, and immigration. Each individual listed on Section 5.24(a)(i) of the Company Disclosure Schedule is lawfully authorized to work in the United States. A member of the Company Group has a completed Form I-9 (Employment Eligibility Verification) for each individual listed on Section 5.24(a)(i) of the Company Disclosure Schedule. All wages and other compensation (including all overtime pay, bonuses and fees) due and payable as of the Closing Date to all present and former Employees will be paid in full to such Employees prior to Closing.

(d) The Company is not and has never been a party to or bound by any collective bargaining agreement or other Contract with any labor union or other representative of any Employees, nor has it experienced any strikes, slowdowns, walkouts, lockouts, work stoppages, grievances, unfair labor practice claims or other material employee or labor disputes. There have been no union certification or representation petitions or demands with respect to the Company or any employee of the Company and, to the Knowledge of the Company, no union organizing campaign or similar effort is pending or threatened with respect to the Company or any employee of the Company.

5.25 Insurance. Section 5.25 of the Company Disclosure Schedule lists all insurance policies owned and maintained by the Company (true, correct and complete copies of which have been made available to Buyer). All such insurance policies are in full force and effect and the Company has not received any written or, to the Knowledge of the Company, other notice of any cancellation or threatened cancellation of, or material change in the cost of, any such insurance policy. There is no claim by the Company pending under any of such policies as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) will exceed the policy limits. All premiums due and payable under all such policies have been paid (or if installment payments are due, will be paid if incurred and due prior to the Closing Date), and the Company is otherwise in material compliance with the terms of such policies.

5.26 Bank Accounts, Letters of Credit and Powers of Attorney. Section 5.26 of the Company Disclosure Schedule lists (a) all bank accounts relating to the businesses and operations of the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit and the party or parties in whose favor such letter of credit was issued), and (c) the name and address of each person who has a power of attorney to act on behalf of the Company. The Company has made available to Buyer true, correct and complete copies of each letter of credit and each power of attorney described in Section 5.26 of the Company Disclosure Schedule.

5.27 Customers, Suppliers, Vendors and Manufacturers .

(a) Section 5.27(a) of the Company Disclosure Schedule sets forth the top ten (10) customers, resellers, and/or distributors by revenue of the Company for the fiscal year ended as of December 31, 2019, and for the six (6)-month period ended June 30, 2020 (each, a “Customer”). Except to the extent disclosed in Section 5.27(a) of the Company Disclosure Schedule, during the last twelve (12) months, no Customer has canceled or otherwise terminated its relationship with, or materially decreased the rate of business done with, the Company. To the Knowledge of the Company, the Company has not received any written notice from a Customer that such Customer has any plan or intention to terminate its relationship with, or materially decrease the rate of business done with, the Company.

(b) Section 5.27(b)(i) of the Company Disclosure Schedule sets forth a list of the top ten (10) suppliers, vendors and service providers (including Manufacturers), by aggregate payments, of the Company to whom the Company made payments during the fiscal year ended December 31, 2019, and the six (6)-month period ended June 30, 2020, with respect to each, the name, address and dollar volume involved. Except as set forth in Section 5.27(b)(ii) of the Company Disclosure Schedule, during the last twelve (12) months, none of such Persons has terminated its commercial relationship with, or materially decreased the amount or rate of business conducted with, the Company, and none of such Persons has provided the Company with written or, to the Knowledge of the Company, other notice that it is contemplating or intends to take any such action.

5.28 Warranties to Customers. The Company has made available to Buyer a copy of the standard terms and conditions of sale, lease or license by the Company (including applicable warranty and indemnity provisions). No Company product (including the AMDS) is subject to any guaranty, warranty, or other indemnity that extends beyond, in any material respect, the applicable standard terms and conditions of sale, lease or license other than ordinary remedies for breach of contract pursuant to general principles of applicable Law. Each Company product (including the AMDS) sold prior to the Closing has complied in all material respects with all applicable warranties.

5.29 Company Products.

(a) Except as set forth in Section 5.29(a) of the Company Disclosure Schedule, since December 31, 2018, neither the Company nor any Manufacturer (with respect to any Company product (including the AMDS) manufactured by such Manufacturer) has received a written claim for or based upon (i) breach of product or service warranty or guaranty or similar claim; (ii) strict liability in tort; (iii) negligent design of product, negligent provision of services or negligent manufacture of product; or (iv) any other complaint or allegation of liability, including or arising from the materials, design, testing, manufacture, quality systems, packaging, labeling (including instructions for use), promotion, or sale of the Company products (including the AMDS).

(b) The Company products (including the AMDS), if and where required, have been and are being designed, tested, manufactured, marketed and distributed under valid pre market notifications under applicable Law. Clinical investigations by the Company, if and where required, have been and are being performed under valid investigational device exemptions and in accordance with applicable Law. Neither the Company nor, to the Knowledge of the Company, any Person acting on behalf of the Company has made a false or misleading statement or material omission to any Governmental Authority in the filing of any product application product-related submission. The Company has obtained all necessary regulatory approvals from any Governmental Authority related to the Company products (including the AMDS) to the extent required under applicable Law, except for approvals whose failure to be so held and be in force and effect would not be materially adverse to the operations of the Company, and the Company has not received any written notice that any Governmental Authority seeks any additional conditions on the distribution or sale of the Company products (including the AMDS) in a jurisdiction covered by that agency’s regulatory approval.

(c) The Company maintains documentation showing that components supplied to the Company are manufactured in accordance with the respective specifications therefor and pursuant to applicable quality systems and requirements of applicable Law. The processes used to produce the Company products (including the AMDS) are accurately described in documents maintained by the Company, in all material respects, and such documents have been made available to Buyer. Such processes are reasonably adequate to ensure that commercial quantities of the Company products (including the AMDS) can be manufactured and conform to the specifications established therefor and are (i) of merchantable quality, (ii) salable in the ordinary course of business, (iii) free from defects in design, material and workmanship, and (iv) suitable for their intended purposes and efficacy.

(d) The Company and each Manufacturer (with respect to any Company product (including the AMDS) manufactured by such Manufacturer) is in compliance, in all material respects, with all applicable Laws relevant to the maintenance, compilation and filing of reports relating to product safety, including any reports of corrective actions and product recalls, with regard to the Company products (including the AMDS). All documentation, correspondence, reports, data, analyses and certifications relating to or regarding any Company products (including the AMDS) filed or delivered for, by or on behalf of the Company to any Governmental Authority were true and accurate in all material respects on the date filed or furnished (or were corrected in or supplemented by a subsequent filing).

(e) Section 5.29(e) of the Company Disclosure Schedule contains an accurate and complete list of each registration obtained by or for the Company by country relating to the Company products (including the AMDS).

5.30 Ownership of Assets. The owned and licensed assets of the Company, including the In-Licensed Intellectual Property, constitute or include all assets that are owned, used or held for use, directly or indirectly, in the conduct of, the Business. None of Ali Shahriari, any family member of Ali Shahriari, Aortic Innovations, LLC, Aortic Innovations Surena, LLC, Murray Inc. or any Affiliate of any of the foregoing or, to the Knowledge of the Company, any other Person has any Intellectual Property Rights in any Company product (including the AMDS) or any related Technology or in any Intellectual Property Rights used, held for use or useful in the Business; provided, however, nothing in this Section 5.30 shall be construed as implying ownership of any Intellectual Property Rights that are exhausted by virtue of the sale of an individual Company product.

5.31 Tax Matters.

(a) Except as set forth in Section 5.31(a) of the Company Disclosure Schedule, to the Knowledge of the Company, all Tax Returns required to be filed by or with respect to the Company have been timely filed. All such Tax Returns are complete and accurate in all material respects and have been prepared in compliance in all material respects with all applicable Laws. To the Knowledge of the Company, all Taxes due and payable by the Company or for which the Company may otherwise be liable have been timely paid (whether or not shown as due on any Tax Returns and whether disputed or not). Except as set forth in Section 5.31(a) of the Company Disclosure Schedule, all Tax withholding and deposit requirements imposed on or with respect the Company have been satisfied in full in all respects. With respect to all Tax periods beginning on or after January 1, 2016, the Company has made available to Buyer correct and complete copies of all Tax Returns filed by the Company, all examination reports, all appeals reports, all statements of deficiencies assessed or proposed to be assessed against or agreed to by the Company, and all correspondence between the Company and a Governmental Authority relating to Tax Returns or Taxes of the Company.

(b) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Current Balance Sheet (rather than in any notes thereto) and will not exceed that reserve as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(c) There is (i) no claim, assessment, deficiency or adjustment for Taxes being asserted, proposed or threatened against the Company, (ii) no lien for unpaid Taxes against the property of the Company or the Company Securities, other than liens for current period Taxes not yet due and payable, (iii) no audit or pending audit being conducted or threatened with respect to any Tax Return of, or Taxes due from, the Company, (iv) no waiver or agreement for any extension of any statute of limitations for the assessment or collection of any Taxes granted by the Company currently in effect, (v) no agreement to any extension of time for filing any Tax Return (other than a customary automatic extension) which has not been filed where such filing is required, and (vi) no written ruling related to Taxes or any written agreement with a Governmental Authority relating to Taxes. No claim has ever been made by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(d) The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or arrangement (other than commercial Contracts the primary purpose of which is unrelated to Taxes), and the Company does not have any liability or potential liability to another party under any such agreement whether as a transferee or successor or otherwise.

(e) The Company has not participated in, and is not currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Tax Law.

(f) The Company has never been a member of any Consolidated Group. The Company does not have any liability under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, pursuant to any contractual obligation, as a result of any express or implied obligation to assume liability for Taxes from, or indemnify, another Person, or otherwise for any Taxes of any other Person or entity.

(g) The Company will not be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under either Section 481(a) or 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) by reason of a change in method of accounting or otherwise on or prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) created prior to the Closing; (v) prepaid amount received on or prior to the Closing Date (other than the deferred revenue as of the Closing Date); (vi) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing; or (vii) election under Section 965(h) of the Code.

(h) The Company has provided to Buyer all documentation relating to any Tax holidays or incentives applicable to the Company. The Company is in compliance with the requirements for any applicable Tax holidays or incentives, and none of any such Tax holidays or incentives will be terminated or adversely affected by the transactions contemplated hereby.

(i) The Company is not a party to any joint venture, partnership, contract, or other arrangement that is treated as a partnership for Tax purposes.

(j) All transfer pricing between the Company and any related foreign persons or related foreign entities has been conducted at arm’s length, and all payments by or to the Company and its Affiliates comply with all applicable transfer pricing requirements imposed by any Governmental Authority.

(k) The Company is and has at all times been resident only in the U.S. for Tax purposes (including any double taxation arrangement). The Company is not subject to Tax in any jurisdiction outside of the U.S. by virtue of (i) having, or being deemed to have, a permanent establishment, fixed place of business or similar presence, (ii) being the agent of any other Person or business; or (iii) constituting a permanent establishment of any other Person, business or enterprise for any Tax purpose.

(l) The Company has not been subject to the limitations of Section 163(j) of the Code, or any corresponding or similar provision of state, local, or non-U.S. Tax Law.

(m) There is no material property or obligation of the Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws other than any such amounts as have already been remitted under such Laws.

(n) None of the Company’s property is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond-financed property” (within the meaning of Section 168(g)(5) of the Code).

(o) All of the Company’s property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate taxing jurisdiction for all periods prior to Closing, and no portion of the Company’s property constitutes omitted property for property Tax purposes.

(p) The Company has not executed or filed with any Governmental Authority any power of attorney with respect to any Taxes.

(q) The implementation of the transactions contemplated by this Agreement will not give rise to any deemed disposal or realization by the Company of any asset or liability for any Tax purpose.

(r) Section 5.31(r) of the Company Disclosure Schedule sets forth each country (other than the United States) and each state within the United States in which the Company files, is required to file or has been required to file a Tax Return, or is or has been liable for any Taxes on a “nexus” basis and each such country or state that has sent written notice requesting information relating to nexus with such jurisdiction, indicates any Company Tax Returns that have been audited, indicates any Company Tax Returns that are currently the subject of audit, and indicates any Company Tax Returns whose audits have been closed.

(s) No Subsidiary of the Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code) holds, directly or indirectly, any “United States property” within the meaning of Section 956 of the Code. Except as set forth in Section 5.31(s) of the Company Disclosure Schedule, each Subsidiary of the Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code) has, at all times during its existence, (i) been properly classified as a foreign corporation for U.S. federal income Tax purposes, and (ii) adequate receipts for all foreign Taxes paid. Section 5.31(s) of the Company Disclosure Schedule sets forth the accumulated earnings and profits, foreign tax credit pools, and previously taxed income with respect to each such Subsidiary of the Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code) through December 31, 2019. During the period beginning January 1, 2020, and ending on the Closing Date, no Subsidiary of the Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code) will generate more than a de minimis (as defined in Section 954(b)(3) of the Code) amount of subpart F income (as defined in Section 952(a) of the Code).

(t) No Subsidiary of the Company is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code with respect to the Company or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(u) Neither the Company nor any Subsidiary of the Company is a party to a gain recognition agreement under the Treasury Regulations promulgated under Section 367 of the Code.

(v) For U.S. federal and applicable state income Tax purposes, the Company is, and has been since its formation, properly classified as a partnership, or as a “disregarded entity” (within the meaning of the Treasury Regulations Section 301-7701-3), and each Subsidiary of the Company is, and has been since its formation, properly classified as an association taxable as a corporation.

(w) With respect to any Securityholder that cannot deliver to Buyer at the Closing the deliverable contemplated in Section 8.2(k)(ii)(A): (i) Section 5.31(w) of the Company Disclosure Schedule sets forth a true, correct and complete computation of the Acquisition Consideration and any other amounts properly treated as consideration received by such Securityholder for U.S. federal (and applicable state and local) income Tax purposes (for the avoidance of doubt, including but not limited to, any liabilities allocable to such Securityholder pursuant to Section 752 of the Code), and (ii) the Consideration Spreadsheet sets forth a true, correct and complete computation of the entire amount that is required to be withheld and deducted in respect of such Securityholder at the Closing in compliance with applicable Tax Law.

(x) The units of equity ownership interest in the Company denominated as “Common Units” and “Series A Preferred Units” in the Operating Agreement are the only equity interests in the Company for U.S. federal (and applicable state and local) income Tax purposes, and no other equity interests in the Company exist for U.S. federal (and applicable state and local) income Tax purposes.

5.32 Closing Statement. The Closing Statement, and each component of the Closing Statement, (a) was prepared in good faith and (b) is consistent with the Company’s books and records.

5.33 No Financial Projections. Except for the representations and warranties set forth in this Article V, the Company makes no representation or warranty regarding the Company’s ability to achieve projected financial results post-Closing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Securityholders, subject in each case to the disclosures included in Schedule 4 (the “Buyer Disclosure Schedule”) to the extent it complies with the requirements of Section 11.8, that each of the statements in this Article VI is true, correct and complete as of the Effective Time and as of the Closing Date.

6.1 Organization of Buyer. Buyer (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, (b) has the corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, (c) is duly qualified or licensed to do business and (to the extent such phrase is recognized in the applicable jurisdiction) in good standing as a foreign corporation in each jurisdiction in which such qualification or licensure is required by Law, except for those jurisdictions where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually, or in the aggregate, a Buyer Material Adverse Effect.

6.2 Authority. Buyer has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party, to consummate the transactions contemplated in this Agreement and such Related Agreements and to perform its obligations hereunder and thereunder, including, without limitation, to issue the Closing Stock Consideration in accordance with the terms hereof. The execution and delivery of this Agreement and any Related Agreements to which Buyer is a party and the consummation of the transactions contemplated in this Agreement and the Related Agreements have been duly authorized by all necessary action on the part of Buyer, and no further action is required on the part of Buyer, Buyer’s Board of Directors or its shareholders to authorize, execute and deliver this Agreement and any Related Agreements to which it is a party or to authorize, perform or consummate the transactions and obligations contemplated in this Agreement or such Related Agreements. This Agreement and the consummation of the Acquisition subject to the terms and conditions of this Agreement and the Related Agreements have been approved by Buyer’s Board of Directors. This Agreement and each of the Related Agreements to which Buyer is a party have been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the other Parties and the other parties thereto, shall constitute the valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of Law governing specific performance, injunctive relief, or other equitable remedies, the availability of which, including specific performance, is subject to the discretion of the court before which any legal proceeding thereof may be brought.

6.3 No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the Related Agreements and the consummation by Buyer of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Closing Stock Consideration and the IDE Approval Stock Consideration) do not and will not contravene any provision of (a) applicable Law, (b) the articles of organization or by-laws of Buyer, or (c) any Contract binding upon Buyer or any of its Subsidiaries that is material to Buyer and its Subsidiaries, taken as a whole, except that in the case of clauses (a) and (b) as would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.4 Governmental Consents. No consent, approval, order or authorization of, or qualification with, any Governmental Authority is required by, or with respect to, Buyer in connection with the execution and delivery of this Agreement and any Related Agreement to which Buyer is a party or the consummation of the transactions contemplated in this Agreement or the Related Agreements, including the Acquisition, except for such consents, approvals, authorizations, orders or qualifications (a) which have already been obtained and are in full force and effect, (b) the failure of which to be obtained or made individually or in the aggregate would neither (i) impair in any material respect the ability of Buyer to perform its obligations hereunder nor (ii) prevent or impede or delay in any material respect the consummation of any of the transactions contemplated in this Agreement or the Related Agreements, or (c) which may be required by the securities or Blue Sky Laws of the various states in connection with the offer and sale of the Closing Stock Consideration and the IDE Approval Stock Consideration.

6.5 Issuance of the Stock Consideration. The issuance of the shares of Buyer Common Stock comprising the Closing Stock Consideration has been duly authorized and such shares, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the Securityholders in this Agreement, the Closing Stock Consideration will be issued in compliance with an exemption from the registration requirements of the Securities Act and applicable “blue sky” Laws. The issuance of the shares of Buyer Common Stock comprising the IDE Approval Stock Consideration, if and when issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and shall not be subject to preemptive or similar rights.

6.6 Capital Stock. Buyer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on July 31, 2020 accurately describes Buyer’s authorized and issued and outstanding capital stock as of June 30, 2020 and shares of Buyer Common Stock reserved for issuance pursuant to Buyer’s incentive equity plans and other similar arrangements. There have been no material changes in Buyer’s capitalization since June 30, 2020.

6.7 Buyer Subsidiaries. Each Subsidiary of Buyer has been duly incorporated, organized or formed, is validly existing as a corporation or other business entity in good standing under the Laws of the jurisdiction of its incorporation, organization or formation (to the extent such concepts are applicable under such Laws), has the corporate or other business entity power and authority to own or lease its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing (to the extent such concept of good standing is applicable in such jurisdiction) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification (to the extent such concepts are applicable under such Laws), except to the extent that the failure to be so qualified or be in good standing would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Except as described in the Buyer Exchange Act Reports, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Buyer have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by Buyer, free and clear of all Liens.

6.8 Exchange Act Filings; Offer and Sale of Securities; Financial Statements.

(a) Buyer has timely filed all Exchange Act Documents required to be filed by Buyer under the Securities Act and the Exchange Act since December 31, 2018 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Buyer Exchange Act Reports”). The Buyer Exchange Act Reports (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the Securities Act and the Exchange Act and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. There is and has been no material failure on the part of Buyer or any of Buyer’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(b) Each of the Buyer Financial Statements, together with the related schedules (if any) and notes, contained in the Buyer Exchange Act Reports present fairly in all material respects the consolidated financial position of Buyer and its consolidated Subsidiaries as of and at the dates shown and its results of operations and cash flows for the periods shown, and such Buyer Financial Statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, except for any normal year-end adjustments in Buyer’s quarterly financial statements.

(c) Ernst & Young LLP, which has expressed its opinion with respect to the Buyer Financial Statements is an independent registered public accounting firm with respect to Buyer within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by SEC and the Public Company Accounting Oversight Board (United States).

(d) Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act, which are sufficient to ensure that all material information concerning Buyer is made known on a timely basis to the individuals responsible for the preparation of the Buyer’s Exchange Act Documents.

6.9 Absence of Undisclosed Liabilities. Neither Buyer nor any of its Subsidiaries has any Liabilities that are required to be disclosed in its balance sheet prepared in accordance with GAAP on the date of this Agreement (which for purposes of clarity shall include Liabilities for the failure to perform or the breach of the performance obligations under a Contract, Liabilities for the inaccuracy or the breach of the representations and warranties in a Contract and any other violations of a Contract) except for (a) those Liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (including any notes thereto), (b) Liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since June 30, 2020 (excluding any Liabilities that arise from or relate to the failure to perform or the breach of performance obligations or for the inaccuracy or breach of a representation or warranty or other violations of Contract, tort, infringement, warranty or Law), (c) Liabilities not incurred in the ordinary course of business of the Company since the Balance Sheet Date in an amount that is less than $1,000,000 in any one case or $5,000,000 in the aggregate, and (d) under this Agreement and the Related Agreements.

6.10 Absence of Certain Changes or Events. Since June 30, 2020, there has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of Buyer and its Subsidiaries, taken as a whole.

6.11 Tax Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, (a) Buyer and each of its Subsidiaries have filed all Tax Returns required to be filed through the date of this Agreement (or have requested extensions thereof) and have paid all Taxes required to be paid thereon (except as currently being contested in good faith and for which reserves required by GAAP have been created in the Buyer Financial Statements), (b) no Tax deficiency has been determined adversely to Buyer or any of its Subsidiaries, and (c) none of Buyer or any of its Subsidiaries has any written notice of any Tax deficiency which could reasonably be expected to be determined adversely to Buyer or its Subsidiaries.

6.12 Environmental Matters. Buyer and its Subsidiaries (a) are in compliance with any and all applicable Environmental Laws, (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and, (c) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals under clauses (a), (b) or (c) above would not, individually or in the aggregate, have a Buyer Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Buyer Material Adverse Effect.

6.13 Litigation. Other than Litigation described in the Buyer Exchange Act Reports, there is no Litigation pending or, to the Knowledge of the Buyer, threatened to which Buyer or any of its Subsidiaries is a party or to which any of the properties of Buyer or any of its Subsidiaries is subject that would have a Buyer Material Adverse Effect.

6.14 Employment Matters. No material labor dispute with the employees of Buyer or any of its Subsidiaries exists, except as described in the Buyer Exchange Act Reports, or, to the Knowledge of Buyer, is imminent, and Buyer is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would reasonably be expected to have a Buyer Material Adverse Effect.

6.15 Compliance. Neither Buyer nor any of its Subsidiaries (a) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Buyer or any of its Subsidiaries under), nor has Buyer or any of its Subsidiaries received written notice of a claim that it is in default under or that it is in violation of, any “material Contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (b) is in violation of, or in receipt of written notice that it is in violation of, any Law applicable to Buyer or any of its Subsidiaries, except in each case as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.16 Regulatory Permits. Buyer and each of its Subsidiaries possesses or has applied for all certificates, authorizations and permits issued by the appropriate Governmental Authority necessary to conduct their respective businesses as now conducted and as described in the Buyer Exchange Act Reports, except where the failure to possess such certificates, authorizations and permits would not, individually or in the aggregate, have a Buyer Material Adverse Effect, and, except as described in the Buyer Exchange Act Reports, neither Buyer nor any of its Subsidiaries has received any notice in writing of proceedings relating to the revocation or modification of any such certificates, authorizations and permits which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would not have a Buyer Material Adverse Effect.

6.17 Title to Assets. Except as described in the Buyer Exchange Act Reports, (a) Buyer and its Subsidiaries have good and marketable title to all tangible personal property owned by them that is material to the business of Buyer and its Subsidiaries, taken as a whole, in each case free and clear of all Liens except such as do not materially affect the value of such property or do not materially interfere with the use made of such property by Buyer and any of its Subsidiaries, and (b) any real property and facilities held under lease by Buyer and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to the business of Buyer and its Subsidiaries, taken as a whole, and do not interfere with the use made of such property and facilities by Buyer and its Subsidiaries. No notice of a claim of default by any party to any lease entered into by Buyer or any of its Subsidiaries has been delivered to either Buyer or any of its Subsidiaries or is now pending.

6.18 Intellectual Property. Buyer and its Subsidiaries own or have a valid license or otherwise possess adequate rights to, or reasonably believes that it can acquire on reasonable terms, all Intellectual Property Rights necessary for the conduct of their respective businesses as now conducted except where the failure to own, possess, license or have such rights would not have or reasonably be expected to have a Buyer Material Adverse Effect or as described in the Buyer Exchange Act Reports. Except as set forth in the Buyer Exchange Act Reports and except where such violations or infringements would not have or reasonably be expected to have, either individually or in the aggregate, a Buyer Material Adverse Effect, (a) there is no pending or, to the Knowledge of Buyer, threatened action, suit, proceeding or claim by others challenging the validity, scope or enforceability of any Intellectual Property Rights owned by the Buyer or any of its Subsidiaries, (b) neither Buyer nor any of its Subsidiaries has received any written notice alleging any infringement, misappropriation or other violation of Intellectual Property Rights of any third party, (c) to the Knowledge of Buyer, no third party is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned or exclusively licensed by Buyer, or (d) to the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any third party.

6.19 Securities Law Matters.

(a) On the condition that the Securityholders’ representations and warranties set forth in this Agreement are accurate, no registration under the Securities Act is required for the offer and sale by Buyer of the shares of Buyer Common Stock comprising the Closing Stock Consideration and IDE Approval Stock Consideration (collectively, the “Stock Consideration”) to the Securityholders pursuant to this Agreement.

(b) None of Buyer, its Subsidiaries, or any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six (6) months from the date of this Agreement, made any offers or sales of any Buyer security or solicited any offers to buy any security under circumstances that would eliminate the availability of the exemption from registration under Regulation D in connection with the offer and sale by Buyer of the Stock Consideration as contemplated hereby.

(c) Buyer has furnished to the Securityholders all information required to be provided to such Securityholders under applicable provisions of Rule 502(b) of Regulation D.

(d) Neither Buyer nor any Person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Stock Consideration.

(e) Buyer is not, and has never been, an issuer identified in Rule 144(i)(1) promulgated pursuant to the Securities Act.

(f) Buyer has exercised reasonable care, in accordance with SEC rules and guidance to determine whether any Covered Person is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (“Disqualification Events”). To the Knowledge of Buyer, after conducting such sufficiently diligent factual inquiries no Covered Person is subject to a Disqualification Event. “Covered Persons” are those Persons specified in Rule 506(d)(1) under the Securities Act, including Buyer; any predecessor or Affiliate of Buyer; any director, executive officer, other officer participating in the offering of the Stock Consideration, general partner or managing member of Buyer; any beneficial owner of twenty percent (20%) or more of Buyer’s outstanding voting equity securities, calculated on the basis of voting power; any promoter (as defined in Rule 405 under the Securities Act) connected with Buyer in any capacity at the time of the sale of the Stock Consideration; and any Person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Securityholders in connection with the sale of the Stock Consideration (a “Solicitor”), any general partner or managing member of any Solicitor, and any director, executive officer or other officer participating in the offering of any Solicitor or general partner or managing member of any Solicitor.

6.20 Available Consideration. Buyer has available to it as of the Effective Time, and will have available to it as of the Closing, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Closing Consideration.

6.21 Brokers’ and Finders’ Fees. Buyer has not incurred, nor will Buyer incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or the Related Agreements or any transaction contemplated in this Agreement or the Related Agreements.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Preservation of Business.

(a) Except (i) as required or expressly permitted by this Agreement, (ii) with the prior written consent of Buyer, or (iii) as required by applicable Law, during the Interim Period, the Company shall operate only in the ordinary course of business and in such respect use commercially reasonable efforts to preserve its businesses, properties and assets, by: (A) maintaining the Company products (including the AMDS) and all other Company Intellectual Property in the ordinary course of business; (B) repairing, restoring or replacing, as applicable, its properties and assets in the ordinary course of business; (C) complying in all material respects with all applicable Laws; (D) taking all actions reasonably necessary to be in compliance in all material respects with all Material Contracts and to maintain the effectiveness of all Company Authorizations; (E) notifying Buyer in writing of the commencement of any Litigation of any nature by or against the Company; and (F) paying all Accounts Payable and pursuing collection of the Accounts Receivable and otherwise conducting its cash management, billing, marketing, sales and discount practices, in each case, in the ordinary course of business.

(b) During the Interim Period, neither the Company nor the Securityholders shall take any action or omit to take any action in an effort to delay, frustrate, impede or prevent the Closing or the consummation of the Acquisition. Without limiting the foregoing, the Company shall not, other than as required pursuant to this Agreement or as approved by Buyer in writing in advance:

(i) take any action or omit to take any action that would have required disclosure under Section 5.18 if such action or omissions had occurred prior to the date of this Agreement;

(ii) amend, alter or change the Operating Agreement, except in a manner that does not adversely affect Buyer or its ability to consummate the Acquisition;

(iii) enter into a Contract pursuant to which (A) any counterparty party has any rights, or the Company has any obligations, contingent upon, triggered or accelerated by the Acquisition (including any such Contract with an Employee relating to severance, bonus, acceleration of vesting or any other payment or benefit) or (B) the consent of any counterparty is required for the consummation of the Acquisition;

(iv) hire or make an offer of employment to any Person or engage or make an offer to engage any individual as a consultant or independent contractor, or otherwise enter into any employment or consulting agreement or arrangement with any Person;

(v) terminate (other than for cause, consistent with past practice) or transfer the employment or service relationship of any Employee;

(vi) directly or indirectly engage in any transaction, arrangement, or Contract with any officer, director, stockholder or Affiliate of the Company or any relative of any such Person;

(vii) revalue any of the Company’s assets (whether tangible or intangible), including writing down the value of inventory or writing off Accounts Receivable;

(viii) change the pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Technology or Intellectual Property Rights to the Company, or make any other material change to the terms and conditions (including payment, discount, allowance, warranty or indemnification terms) upon which the Company makes the Company products (including the AMDS) available to third parties, other than as required under the terms of such Contracts as of the Effective Time;

(ix) enter into, materially amend or modify, or terminate any Contract that would constitute a Material Contract had such Contract been in effect at the Effective Time;

(x) disclose any Trade Secrets or confidential information of the Company to any third party; or

(xi) Contract to do any of the things described in the preceding clauses (i) through (x) of this Section 7.1(b).

7.2 Exclusivity. During the Interim Period, except as otherwise provided in this Agreement, the Company shall not, and shall cause its Securityholders, officers, directors, Employees and their respective Affiliates and Representatives not to, directly or indirectly, take any action to solicit, initiate, seek, knowingly encourage, assist or support any inquiry, proposal or offer from, furnish any confidential information to, or participate in any discussions or negotiations with, any Person or group (other than with Buyer) regarding any (a) distribution rights, (b) equity or debt financing, (c) exclusive license, acquisition or transfer of control of the Company or all, substantially all or a material portion of its business, divisions, assets, products, Technology or Company Intellectual Property, (d) joint venture, merger or consolidation with or involving the Company, (e) assignment, transfer or grant of a Lien in any of the Company’s businesses, divisions, assets, products, Technology or Company Intellectual Property or (f) commitment, agreement, arrangement, understanding, transaction or transactions giving effect, directly or indirectly, to any of the foregoing (each, an “Alternative Proposal”). The Company shall, and shall instruct all Securityholders, officers, directors, Employees and their respective Affiliates and Representatives to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing. Immediately upon the commencement of the Interim Period, the Company shall instruct each Person (other than Buyer and its Representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality Contract within the prior twelve (12) months in connection with any actual or potential Alternative Proposal to return to the Company or destroy such confidential information.

7.3 Confidentiality. Each of Buyer and the Company hereby agrees that the information obtained in any investigation pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated in this Agreement shall be governed by the terms of the Mutual Confidential Disclosure Agreement entered into by and between the Company and Buyer on August 29, 2020 (as may be amended from time to time, the “Confidentiality Agreement”).

7.4 Expenses. If the Acquisition is not consummated, all costs, fees and expenses incurred in connection with the Acquisition, including all legal, accounting, financial advisory, consulting, and all other costs, fees and expenses of third parties (including, in the case of the Company, any costs incurred to obtain consents, waivers or approvals as a result of the compliance with Section 7.6 hereof) incurred by a Party, or for which a Party is responsible, in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated in this Agreement shall be the obligation of the respective Party incurring such costs, fees and expenses. If the Acquisition is consummated, in addition to any obligations set forth in Article IX, each Securityholders shall bear the respective costs, fees and expenses it incurred in connection with the Acquisition with respect to third party providers of such Securityholder (the “Securityholder Expenses”).

7.5 Public Disclosure. Except as may be required to comply with the requirements of any applicable Law, the rules of any stock exchange, and the filing of periodic reports and disclosure in registration statements filed with the SEC or any other Governmental Authority, (a) none of the Company, the Securityholders, officers or directors nor their respective Affiliates or Representatives shall issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated in this Agreement without the prior approval of Buyer and (b) prior to the Closing, none of Buyer or any of its Affiliates or Representatives shall issue any press release or other public announcement relating to the subject matter of this Agreement or the transactions contemplated in this Agreement without the prior approval of the Company. Notwithstanding anything in this Agreement to the contrary, any such party may issue press releases or other public announcements and make such filings as required by or appropriate under applicable Law, the rules of any stock exchange, and the filing of periodic reports and disclosure in registration statements filed with the SEC or any other Governmental Authority, provided that such Party must, prior to making such disclosure, (i) use reasonable efforts to advise the other Parties of such disclosure (including a copy thereof) as far in advance of such disclosure as is reasonably practicable and (ii) consult with the other Parties with respect to the content of such disclosure.

7.6 Consents. Prior to the Closing, the Company shall use reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Material Contract as, and to the extent, required under such Material Contract in connection with the Acquisition or for any such Material Contracts to remain in full force and effect so as to preserve all rights of, and benefits to, the Company under such Material Contract from and after the Closing.

7.7 Further Assurances. Subject to the terms and conditions of this Agreement, each of Buyer and the Company shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws to make effective the transactions contemplated in this Agreement and to remove any injunctions or other impediments or delays, legal or otherwise, in order to make effective the transactions contemplated in this Agreement for the purpose of securing to the Parties the benefits contemplated in this Agreement. Each Securityholder that is or has been an Employee hereby waives such Securityholder’s and such Securityholder’s Affiliates’ rights to sue for any moral rights or rights to royalties or other remunerations that any of them may have under applicable Law, in any of the Company Intellectual Property. Each Securityholder that is not and has not been an Employee hereby assigns to the Company any moral rights in any of the Company Intellectual Property of such Securityholder and such Securityholder’s Affiliates.

7.8 Tax Matters.

(a) Tax Returns. The Securityholder Representative (on behalf of the Securityholders) shall cause to be prepared all Tax Returns of the Company required to be filed after the Closing for any and all Pre-Closing Tax Periods and all income Tax Returns of the Company for all Tax periods ending on or before the Closing Date (each a “Pre-Closing Tax Return”), and Buyer shall prepare (or cause to be prepared) any and all Tax Returns of the Company for all other Straddle Periods (each a “Straddle Tax Return”) and any Pre-Closing Tax Returns that the Securityholder Representative does not cause to be prepared pursuant to the preceding clause, which all such Tax Returns shall be prepared in a manner consistent with past practice except to the extent required by applicable Law or otherwise consented to by the Non-Preparing Party. Reasonable and documented third-party costs and expenses incurred by Buyer with respect to a Straddle Tax Return shall be equitably apportioned between the Securityholders and Buyer based on the relative responsibility for Taxes in respect of such Straddle Tax Return, and the Securityholder Representative (on the Securityholders’ behalf) shall promptly pay to Buyer upon its request the amount of the Securityholders’ portion thereof (which shall not be less than zero) out of the Securityholder Representative’s Reserve Fund. No later than thirty (30) days prior to the due date (including extensions) for filing any such Tax Return, the Party preparing such Tax Return (the “Preparing Party”) shall deliver a draft of such Tax Return, together with all supporting documentation and workpapers, to the other Party (the “Non-Preparing Party”) for its review and reasonable comment (other than (i) Tax Returns relating to sales, use, payroll, or other Taxes that are required to be filed contemporaneously with, or promptly after, the close of a Tax period, which shall be provided as promptly as practicable, or (ii) Tax Returns not described in clause (i) that are due within forty-five (45) days of the Closing Date, which shall be provided as promptly as practicable following the Closing Date (such Tax Returns described in clauses (i) and (ii) hereafter referred to as “Expedited Tax Returns”)). The Preparing Party shall revise any of the Pre-Closing Tax Returns or Straddle Tax Returns, as applicable, to take into account any and all reasonable comments received from the Non-Preparing Party not less than fifteen (15) days prior to the due date (including extensions) for filing such Tax Return (or, in the case of an Expedited Tax Return, received reasonably in advance of such due date) and shall deliver a final copy of such Tax Return to the Non-Preparing Party not less than five (5) days prior to such due date (or, in the case of an Expedited Tax Return, as promptly as practicable). Buyer shall cause each Pre-Closing Tax Return and Straddle Tax Return (as revised to incorporate any timely reasonable comments pursuant to the procedures above) to be timely executed and filed and cause all Taxes shown as due thereon to be timely remitted, and the Securityholder Representative (on the Securityholders’ behalf) shall pay to Buyer the amount of Seller Taxes shown on each such Tax Return at least five (5) Business Days prior to the due date therefor (or, in the case of an Expedited Tax Return, as promptly as practicable after delivery of a final copy of such Tax Return).

(b) Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the day immediately before the Closing Date will be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible, or intangible) but subject to Section 7.8(b)(iii) below, deemed equal to the amount that would be payable as computed on a “closing of the books” basis if the relevant Straddle Period of the Company (and each partnership in which the Company is a partner) ended on the day immediately before the Closing Date; provided, that exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the portion of the Straddle Period ending on the day immediately before the Closing Date and the remainder of such Straddle Period in proportion to the number of days in each period;

(ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the day immediately before the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period; and

(iii) for purposes of all income or similar Tax Returns of or pertaining to the Company and its activities, any deductions available to the Company or any of its Subsidiaries for costs, expenses, or payments borne by or attributable to the Securityholders under this Agreement, including without limitation all Adjustment Items and Third Party Transaction Expense, shall be treated as pertaining to the period before the Closing and be reported and reportable on a Pre-Closing Tax Return of the Company, to the greatest extent permitted under applicable Tax Law.

(c) Transfer Taxes. All transfer, documentary, sales, use, stamp, value added, goods and services, excise, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated in this Agreement (“Transfer Taxes”) shall be paid fifty percent (50%) by Securityholders and fifty percent (50%) by Buyer when due. The Securityholder Representative will (i) at the expense of the Securityholders, prepare, or cause to be prepared, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, (ii) submit such Tax Returns and other documentation to Buyer for its review and comment reasonably in advance of the due date therefor, and (iii) timely file, or cause to be timely filed, such Tax Returns and other documentation, incorporating any reasonable comments received from Buyer prior to the due date therefor. If required by applicable Law, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d) Cooperation. Buyer, the Company and the Securityholder Representative, on behalf of the Securityholders, shall cooperate, as and to the extent reasonably requested by the other Party, in connection with (i) the filing of any Tax Returns of or with respect to the Business, the Company, or the operations of the Company, and (ii) any audit, examination, voluntary disclosure or other administrative or judicial proceeding, contest, assessment, notice of deficiency, or other adjustment or proposed adjustment with respect to Taxes of the Business, the Company, or the operations of the Company (a “Tax Contest”). Such cooperation shall include obtaining and providing appropriate forms, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest, and making Employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Except to the extent provided in this Section 7.8(d), the conduct of Tax Contests shall be treated as a Third Party Claim for purposes of Section 9.4(f). The Party controlling any such Tax Contest pursuant to this Section 7.8 shall: (w) keep the other Party reasonably informed of each material development of such Tax Contest, (x) consult in good faith with the other Party before taking any material action with respect to the conduct of such Tax Contest, (y) permit the other Party to participate in any such Tax Contest at the other Party’s sole cost and expense, and (z) not settle or compromise such Tax Contest without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, upon the request of Buyer with respect to a Pre-Closing Tax Period or a Straddle Period, the Securityholders and the Securityholder Representative (on behalf of the Securityholders) and each of their respective Affiliates shall cooperate fully with the Company, the Buyer and its Affiliates and Representatives in connection with Buyer’s efforts to (1) avoid or minimize the application of the company-level audit and adjustment rules of the Bipartisan Budget Act (or any similar federal, state or local Tax Law, if applicable), (2) make an election under Section 6226(a) of the Code, commonly known as the “push out” election (or any similar election under state or local Tax Law, if applicable), or (3) reduce an “imputed underpayment” (as determined under the Code or any similar adjustment under state or local Tax Law, if applicable) by utilizing the procedure described in Section 6225(c)(2)(B) of the Code, commonly known as the “pull-in” procedure (or any similar procedure under state or local Tax Law, if applicable).

(e) Tax Sharing Agreements. Any Tax sharing, indemnification or allocation Contract, arrangement, practice or policy to which the Company is a party or by which it is bound (other than any commercial Contract with customary terms entered into in the ordinary course of business of the Company and the principal purpose of which is unrelated to Taxes) shall be terminated as of the Closing Date, and the Company shall not have any liability or obligation pursuant thereto.

(f) Agreed Tax Treatment and Tax Allocation. In reliance upon the representations and warranties of the Securityholders and the Company regarding the Company, including, for the avoidance of doubt, Sections 5.31(v) and 5.31(x), the Parties agree that, for U.S. federal (and conforming U.S. state and local) income Tax purposes, the transactions contemplated by this Agreement shall be treated consistent with IRS Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2), including that: (i) with respect to Buyer, Buyer is treated as acquiring the Company assets and (ii) with respect to the Securityholders, the Securityholders are treated as selling the Company Securities (such Tax treatment, the “Agreed Tax Treatment”), and the Parties will not file (or fail to file) any Tax Return or otherwise take any position with respect to Taxes that is inconsistent with the Agreed Tax Treatment as finally determined, except to the extent required by a final “determination” pursuant to Section 1313 of the Code (or a similar determination under U.S. state or local or non-U.S. Tax Law). Within sixty (60) days of the final determination of the Post-Closing Adjustment Statement as provided in Section 3.1(c), Buyer shall provide to the Securityholder Representative a schedule allocation of the Acquisition Consideration and any other amounts properly treated as consideration for U.S. federal income Tax purposes among the Company’s assets and the Non-Competition Agreements in accordance with Sections 751 and 1060 of the Code and the Treasury Regulations thereunder (the “Asset Allocation Schedule”). Buyer and the Securityholder Representative shall negotiate in good faith and use their commercially reasonable efforts to resolve any dispute with respect to the Asset Allocation Schedule within thirty (30) days after the Securityholder Representative’s receipt of the draft Asset Allocation Schedule (or such longer period as they may mutually agree). If Buyer and the Securityholder Representative reach a written agreement with respect to the Asset Allocation Schedule, the Asset Allocation Schedule shall be revised to take into account any subsequent adjustments to the Acquisition Consideration or any other amounts properly treated as consideration for U.S. federal income Tax purposes in the manner consistent with Sections 751 and 1060 of the Code and the Treasury Regulations thereunder, and the Parties will not file (or fail to file) any Tax Return or otherwise take any position with respect to Taxes that is inconsistent with the Asset Allocation Schedule as finally determined, except to the extent required by a final “determination” pursuant to Section 1313 of the Code (or a similar determination under U.S. state or local or non-U.S. Tax Law).

(g) Post-Closing Amendments or Changes. Except as required by applicable Tax Law or otherwise set forth below or provided for in this Agreement, Buyer may not (and may not cause or permit the Company to) (i) amend or refile (or grant an extension of any statute of limitations with respect to) any of the Pre-Closing Tax Returns or any Straddle Tax Returns relating in whole or in part to the Company, or (ii) make any Tax election that has retroactive effect to any Pre-Closing Tax Period or any Straddle Period, in each case, without giving the Securityholder Representative a reasonable opportunity to review and approve such amendment, refiling or election (such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that such review and approval shall not be necessary if (A) the positions taken in any such Tax Return do not increase Seller Taxes or (B) the Parties agree in writing that any additional Taxes resulting therefrom will not be deemed to constitute Seller Taxes.

(h) Tax Refunds. Any refunds or credits of Taxes of the Company relating to any Pre-Closing Tax Period or Straddle Period (including overpayments of Taxes for such Pre-Closing Tax Period or Straddle Period that the recipient chooses to offset against a Tax Liability but excluding payments made by Buyer or the Company after the Closing), to the extent allocable to the portion of such Straddle Period ending on the day immediately before the Closing Date pursuant to Section 7.8(b), will be for the benefit of the Securityholders except to the extent any such refund or credit is reflected in the Updated Statement of Liabilities and Assets. Any refunds or credits of Taxes of the Company for any Straddle Period, to the extent allocable to the portion of such Straddle Period beginning on the Closing Date pursuant to Section 7.8(b), or for any Tax period beginning on the Closing Date, will be solely for the benefit of Buyer. Each Party shall promptly pay, and shall cause its Affiliates to promptly pay, the Party entitled to receive a refund of Tax pursuant to this Section 7.8(h) the amount of such refund actually received in cash (including any interest thereon from the taxing authority), net of any reasonable third-party costs or expenses incurred by such Party or its Affiliates in procuring such refund.

(i) Limitations on Tax Indemnification. Notwithstanding anything to the contrary in this Agreement, (i) in no event will the Securityholders have any liability or indemnification obligation with respect to the amount, availability or use of any Tax assets of the Company (including, but not limited to, the Tax basis of the Company’s assets and losses or deductions of the Company) in any taxable period beginning after the Closing Date that are attributable to Pre-Closing Tax Periods and (ii) none of the payments required to be made by or on behalf of the Securityholders or the Securityholder Representative pursuant to this Section 7.8 shall be paid out of or otherwise reduce the amount of the Indemnity Escrow Fund or Adjustment Escrow Fund.

7.9 Securityholder Release. Effective as of the Closing, and subject to the consummation thereof, each Securityholder (in its capacity as such), on behalf of such Securityholder and such Securityholder’s heirs, executors, estates, devisees, Affiliates, and each of their respective heirs, executors, estates, devisees, successors and assigns (each, a “Releasing Person”), hereby absolutely, unconditionally, and irrevocably releases, acquits and forever discharges and covenants not to sue, to the fullest extent permitted by applicable Law, the Company and, to the extent of any derivative claims that are or might be made against Buyer in its capacity as a successor in interest to the Company, Buyer and each of their respective current and past managers, officers, directors, equity holders, Affiliates, service providers, employees, accountants, attorneys and Representatives (including their respective heirs, executors, estates, devisees, successors and assigns) (each, a “Released Person”) of, from and against any and all Liabilities, obligations, actions, causes of action, claims, expenses, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which such Releasing Person has at any time prior to the Closing Date had, on the Closing Date has or thereafter may have, whether or not pending on or asserted after the Closing, against any Released Person for or by reason of any matter, cause or thing, in each case occurring on or prior to the Closing Date (the “Released Holder Claims”), including matters arising in connection with such Securityholder’s ownership prior to the Closing Date of any Company Securities or such Securityholder’s contractual or other arrangements with the Company prior to the Closing Date; provided, however, nothing contained in this Section 7.9 shall affect or be deemed to be construed as a waiver or release of any claims or rights arising from or relating to (a) accrued benefits under applicable Law or Contract to which such Releasing Person is entitled or for any unpaid salary, expense reimbursement, bonuses (including retention bonuses), change of control or severance payments, or any similar employee-related benefits, in respect of services performed by the Releasing Person as an Employee, officer or director of, or consultant to, the Company prior to the Closing (b) any rights or benefits available to any Releasing Person pursuant to this Agreement (including, without limitation, (1) the right of each Securityholder to receive their respective Pro Rata Portion of the Acquisition Consideration, the Adjustment Escrow Fund, and the Indemnity Escrow Fund, as each is reflected in the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c)), and any other payment hereunder, when it becomes due and payable pursuant to the terms of this Agreement, or (2) rights to indemnification under Article IX of this Agreement), (c) any rights that the Releasing Person may have to indemnification by the Company, as a director or officer of it or its successors or any rights that the Securityholders may have under any directors’ and officers’ liability insurance policy, in each case, to the extent provided in Section 7.16, (d) rights under any offer letter, employment agreement or retention agreement between Releasing Person and any of the Company, Buyer, or any of their Affiliates that by their terms expressly survive the Closing, (e) any claims that cannot be released as a matter of Law, and (f) claims between a Securityholder, on the one hand, and an Employee or another Securityholder, on the other hand, pertaining to matters entirely unrelated to the Company, the Business, this Agreement and the Related Agreements; and any such matters described in the immediately preceding clauses (a) through (f) shall not be deemed Released Holder Claims hereunder. Each Securityholder (x) understands that the release contained in this Section 7.9 is binding on such Securityholder and such Securityholder’s heirs, executors, estates, devisees, Affiliates, and each of their respective heirs, executors, estates, devisees, successors and assigns, in accordance with its terms, effective as of the Closing, and subject to the consummation thereof, (y) represents and warrants that (i) such Securityholder has had the opportunity to consult with counsel of such Securityholder’s choice, (ii) such Securityholder is fully informed of the nature and contents of this release, (iii) such Securityholder has entered into this release freely and without any threat or coercion whatsoever and (iv) such Securityholder is not currently aware of any claim other than the Released Holder Claims and (z) further agrees and covenants, subject to the foregoing exceptions, not to participate in any action or proceeding against the Company or any Released Person based upon any of the Released Holder Claims (the “Securityholder Release”).

7.10 Post-Closing Delivery of Records. Within fourteen (14) days following the Closing, the Securityholders shall deliver or otherwise make available to Buyer all of the Company books and records that were not made available to Buyer prior to the Closing.

7.11 Restrictions on Other Transfers and Issuances. During the Interim Period, the Securityholders will not sell, convey, transfer, gift or otherwise dispose of (a “Disposition”) any Company Securities held or owned by them, unless (a) such proposed transferee agrees to the terms and provisions of, and to be bound by, this Agreement by executing a joinder and depositing its Transfer Instruments with the Securityholder Representative and (b) the Company gives notice to Buyer of each such transfer.

7.12 Financial Statements. On or before September 15, 2020, the Securityholders shall deliver to Buyer Year-End Financials as of and for the year ended December 31, 2019 and the Interim Financials and an unaudited balance sheet as of June 30, 2019 and the related unaudited statements of operations, cash flow and changes in members’ equity for the six (6)-month period then-ended, in each case, that have been prepared in accordance with GAAP and (except for the June 30, 2019 financial statements) have been “reviewed” in accordance with the American Institute of Certified Public Accountants Statement on Standards for Accounting and Review No. 21 by James Moore & Company (together with all supporting schedules).

7.13 Lock-Up Agreement. Without the prior written consent of Buyer, each Securityholder will not, during the period commencing on the date of this Agreement and ending on, in the case of Ali Shahriari and his Related Parties, the first anniversary of the Closing Date or, in the case of each other Securityholder, the date that is six (6) months following the Closing Date, (a) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Buyer Common Stock or (b) enter into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of Buyer Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of shares of Buyer Common Stock, in cash or otherwise; provided, that the foregoing restrictions shall not apply to transfers of shares of Buyer Common Stock (i) as a bona fide gift, (ii) in the case of a Securityholder that is an entity, as a distribution to such Securityholder’s limited partners, members, stockholders or trust beneficiaries or (iii) by will or other testamentary document or intestate succession upon death of the Securityholders or by operation of law so long as, in each case of clause (i), (ii) and (iii), the done, transferee, heir, beneficiary or distributee agrees in writing prior to such transfer for the express benefit of Buyer (with a copy thereof to be furnished to Buyer) to be bound by the Securityholder’s obligations under this Agreement with respect to the such shares of Buyer Common Stock.

7.14 Termination of Employees. The Company shall cause each of its Subsidiaries to terminate each employee of the Company effective prior to the Closing.

7.15 Termination of Distributor Agreements. Following the Closing Ali Shahriari shall cause each of the Distributor Agreements to be terminated and arrange for Buyer to purchase, or to cause the Company to purchase, at its expense all inventory delivered to a distributor pursuant to any of the Distributor Agreements; provided, that Ali Shahriari shall not terminate any Distributor Agreement if pursuant to written direction received from Buyer.

7.16 Directors’ and Officers’ Indemnification. For a period of not less than six (6) years from the Closing Date, Buyer shall not cause the termination of the Company’s obligations, if any, to its past and present managers, directors and officers (the “D&O Indemnified Parties”) rights to be indemnified for, and to be advanced expenses with respect to, any acts or omissions occurring at or prior to the Closing to the extent provided under the Articles of Organization and the Operating Agreement; provided, that none of Buyer, the Company or any Subsidiary shall be obligated to indemnify or advance any expenses to any D&O Indemnified Party for amounts such D&O Indemnified Party owes or may owe to Buyer in such D&O Indemnified Party’s capacity as a Securityholder pursuant to the terms of this Agreement (including Article IX). In the event that any claim for indemnification or advancement of expenses is asserted or made within such six (6)-year period, all rights to indemnification and advancement of expenses provided in this Section 7.16 will continue until such claim is disposed of or all orders, injunctions, judgments, decrees or rulings of any Governmental Authority in connection with such claim are fully satisfied. This Section 7.16 will survive the Closing and is expressly intended to be for the benefit of, and enforceable by, each D&O Indemnified Party and their respective heirs and legal representatives. In the event that the Company, any of its Subsidiaries or any of their respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or a majority of its properties and assets to any Person, then, in each such case, proper provision will be made so that the successors and assigns of the Company or the its Subsidiaries will expressly assume and succeed to the obligations set forth in this Section 7.16.

7.17 Securities Laws Compliance.

(a) On the condition that the Securityholders’ representations and warranties set forth in this Agreement are complete and accurate, Buyer agrees to timely file a Form D with respect to the offering of the Stock Consideration. On the condition that the representations and warranties of each Securityholder set forth in Article IV are complete and accurate, Buyer, on or before the Closing Date, shall take such action as Buyer shall reasonably determine is necessary in order to obtain an exemption for the issuance of the Stock Consideration to the Securityholders at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” Laws of the states of the United States. On the condition that the representations and warranties of each Securityholder set forth in Article IV are complete and accurate, Buyer shall make all filings and reports relating to the offer and sale of the Stock Consideration as Buyer shall reasonably determine are required under applicable securities or “Blue Sky” Laws of the states of the United States following the Closing Date.

(b) Each Securityholder acknowledges and agrees that each certificate or book entry evidencing shares of Buyer Common Stock issued as Stock Consideration (such shares, “Acquisition Shares”) shall bear a restrictive legend stating that such shares of Buyer Common Stock have not been registered under the Securities Act and may not be offered for sale, sold or otherwise transferred without registration or in compliance with an applicable exemption from registration. Upon the written request of a Securityholder, such restrictive legend shall be removed and Buyer shall issue a certificate without restrictive legend to the holder of the applicable Acquisition Shares upon which it is stamped or, if applicable, issue to such holder by electronic delivery at the applicable balance account at DTC (or, if the Acquisition Shares are held in book-entry form in the account records of Buyer’s transfer agent, remove any account holds, stops, or legends on such holder’s book-entry account), if (i) such Acquisition Shares are registered for resale under the Securities Act, (ii) such Acquisition Shares are sold or transferred pursuant to Rule 144, or (iii) such Acquisition Shares are eligible for sale under Rule 144, without the requirement for Buyer to be in compliance with the current public information required under Rule 144(c) (or Rule 144(i)(2), if applicable) as to such securities and without volume or manner-of-sale restrictions; provided, that as a condition to any such restrictive legend removal pursuant to clause (ii) or (iii), Buyer may require and subject such restrictive legend removal to the delivery of an opinion of counsel in form and substance satisfactory to Buyer, acting reasonably, to the effect that registration of the Acquisitions Shares under the Securities Act is not required in connection with such transfer and such legend may thereafter be removed. Upon Rule 144 becoming available for the resale of Acquisition Shares, without the requirement for Buyer to be in compliance with the current public information required under Rule 144(c) (or Rule 144(i)(2), if applicable) as to the Acquisition Shares and without volume or manner-of-sale restrictions, Buyer, upon the written request of the Securityholder, shall instruct the transfer agent to remove the legend from the Acquisition Shares; provided, that as a condition to any such restrictive legend removal, Buyer may require and subject such restrictive legend removal to the delivery of an opinion of counsel in form and substance satisfactory to Buyer, acting reasonably, to the effect that such legend may be removed. Any fees with respect to the transfer agent or Buyer counsel associated with the removal of such legend shall be borne by Buyer, other than expenses incurred by such Securityholder on its own behalf and applicable Taxes. If a legend is no longer required pursuant to the foregoing, Buyer will no later than five (5) Business Days following the delivery by a Securityholder to the transfer agent (with notice to Buyer) of a legended certificate or instrument representing such Acquisition Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer) and a customary representation letter to the extent required by Buyer counsel, deliver or cause to be delivered to such Securityholder a certificate or instrument (as the case may be) representing such Acquisition Shares that is free from all restrictive legends or, if such Acquisition Shares are in book-entry form, evidence or confirmation that any account stops, transfer restrictions, or legends have been removed from such book-entry account.

7.18 Contract Terminations. The Company shall cause the Contracts listed in Exhibit J to be terminated effective on or before 12:01 a.m. Eastern Time on the Closing Date and provide Buyer evidence of such terminations.

ARTICLE VIII

CONDITIONS TO THE ACQUISITION

8.1 Conditions to Obligations of Each Party to Effect the Acquisition. The respective obligations of the Company and the Securityholders, on the one hand, and of Buyer, on the other hand, to effect the Acquisition shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Acquisition.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect, nor shall any proceeding brought by any third party (excluding the Parties and their respective officers, directors, securityholders or Affiliates), seeking any of the foregoing be threatened or pending.

8.2 Conditions to the Obligations of Buyer. The obligations of Buyer to consummate and effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Buyer:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties made by the Securityholders in Article IV of this Agreement and each of the representations and warranties made by the Company in Article V of this Agreement (in each case, other than the Seller Fundamental Representations) shall be true and correct in all material respects (except for any portion of those representations and warranties that are qualified by materiality, Company Material Adverse Effect or any similar standard or qualification, which portion shall be true and correct in all respects) on and as of the Effective Time and as of the Closing as though made on and as of such date, (ii) each of the Seller Fundamental Representations shall be true and correct in all respects on and as of the Effective Time and as of the Closing as though made on and as of such date, and (iii) the Company and the Securityholders shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them as of the Closing.

(b) Payoff Letters; Third Party Consents; Governmental Approval. The Company shall have provided Buyer with (i) executed payoff letters in a form reasonably acceptable to Buyer providing for the satisfaction and discharge of all obligations in respect of the Company Debt, including the termination of all related commitments and the release of all related guarantees and related Liens securing such obligations, effective upon the payment of the Company Debt by Buyer, (ii) an executed payoff letter from UBS Securities LLC with respect to all amounts owed under the UBS Engagement Letter with respect to the payments being made at the Closing and the Closing Stock Consideration, and (iii) approvals and\or consents from any Governmental Authority or other third party required to be obtained by any of the Securityholders or the Company for the consummation of the transactions contemplated in this Agreement.

(c) Securityholders and Manager Approval. The approval of the Securityholders and the Manager of this Agreement, the Acquisition and the transactions contemplated in this Agreement, including the appointment of a Securityholder Representative, shall not have been modified or revoked.

(d) Waiver of Rights of First Refusal. Any waivers of rights of first refusal or participation rights in connection with the Acquisition shall not have been modified or revoked.

(e) Operating Agreement. The Operating Agreement shall remain in effect until the Closing.

(f) No Litigation or Company Material Adverse Effect. Since the Effective Time, no material Litigation has arisen and is pending or, to the Knowledge of the Company, has been threatened against the Company, any of its properties (tangible or intangible) or any of its officers, managers or directors. There shall not have occurred any event or condition of any character that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(g) Resignation of Officers and Directors. Prior to the Closing, Buyer shall have received a written resignation from each of the officers and directors of the Company and its Subsidiaries effective as of the Closing; provided, however, that an officer or director shall not be required to sign a written resignation if Buyer has delivered written instructions prior to the Closing indicating that such officer or director need not resign.

(h) Company Certificate. On the Closing Date, the Company shall deliver to Buyer a certificate, validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, which represents that the conditions to the obligations set forth in this Section 8.2 with respect to the Closing have been satisfied in full (unless otherwise waived in accordance with the terms hereof) (the “Company Certificate”).

(i) Corporate Approval Certificate of Officer of Company. Buyer shall have received a certificate, validly executed by the Chief Executive Officer, certifying (i) as to the effectiveness of the Operating Agreement, (ii) as to the valid adoption of resolutions of the Manager (whereby the Acquisition and the transactions contemplated hereunder were approved by the Manager), and (iii) the valid adoption of resolutions of the Securityholders (whereby the Acquisition and the transactions contemplated hereunder were approved by the Securityholders) (the “Company Approval Certificate”).

(j) Escrow Agreement; Paying Agent Agreement. Buyer shall have received a duly and validly executed copy of the Escrow Agreement executed by the Securityholder Representative and the Escrow Agent and the Paying Agent Agreement executed by the Securityholder Representative, the Company and the Paying Agent.

(k) Transfer Instrument and FIRPTA. Each Securityholder shall have duly and validly executed and delivered to Buyer (i) a Transfer Instrument and (ii) either (A) a certificate of non-foreign status of such Securityholder (or its regarded owner for U.S. federal income Tax purposes) meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code and an IRS Form W-9 or (B) an appropriate IRS Form W-8 series form.

(l) Consulting Agreement; Non-Competition Agreements. Ali Shahriari and Tomas Fernandez shall have duly and validly executed and delivered to Buyer a Consulting Agreement substantially in the form attached hereto as Exhibit G, and each of the Non-Competition Agreements shall continue to be in full force and effect without any attempt to revoke it.

(m) New License Agreement; Restated AI Operating Agreement. Buyer shall have received a duly and validly executed copy of the Exclusive License Agreement between Buyer and Aortic Innovations LLC in the form attached hereto as Exhibit H (the “New License Agreement”) and a validly executed copy of an Amended and Restated Operating Agreement of Aortic Innovations, LLC in the form attached hereto as Exhibit I (the “Restated AI Operating Agreement”).

(n) Contract Terminations; Distributor Agreement Termination Notice; Employee Termination Notice; Letter Agreement. Buyer shall have received (i) evidence satisfactory to Buyer that the Contracts in Exhibit J have been terminated and all related Liabilities have been satisfied in full (including an acknowledgment from each counterparty to any such Contract that the amount included in the Statement of Adjustment Items in respect of such Contract represents all amounts owed under such Contract and a release of any further Liability under such Contract), (ii) a copy of a letter substantially in the form attached hereto as Exhibit K addressed to each distributor under a Distributor Agreement and duly and validly executed by Ali Shahriari (the “Distributor Agreement Termination Notices”), (iii) a copy of a letter substantially in the form attached hereto as Exhibit L addressed to each Employee and duly and validly executed by Ali Shahriari (the “Employee Termination Notices”) and (iv) a letter agreement in a form reasonably acceptable to Buyer duly and validly executed by the Company and the Securityholder Representative.

8.3 Conditions to Obligations of the Company and the Securityholders. The obligations of the Company and the Securityholders to consummate and effect the Acquisition shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Buyer in Article VI of this Agreement (in each case, other than the Buyer Fundamental Representations) shall be true and correct in all material respects (except for any portion of those representations and warranties that are qualified by materiality, Buyer Material Adverse Effect or any similar standard or qualification, which portion shall be true and correct in all respects) on and as of the Effective Time and as of the Closing as though made on and as of each such date, (ii) each of the Buyer Fundamental Representations shall be true and correct in all respects on and as of the Effective Time and as of the Closing as though made on and as of such date, and (iii) Buyer shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Buyer as of the Closing.

(b) Third Party Consents; Governmental Approval. Approvals and\or consents from any Governmental Authority or other third party required to be obtained by Buyer for the consummation of the transactions contemplated in this Agreement shall have been timely obtained.

(c) Certificate of Buyer. The Company shall have received a certificate, validly executed by an officer of Buyer, which represents that the conditions to the obligations set forth in this Section 8.3 with respect to the Closing have been satisfied in full (unless otherwise waived in accordance with the terms hereof) (the “Buyer Certificate”).

(d) Escrow Agreement. The Securityholder Representative shall have received a duly and validly executed copy of the Escrow Agreement executed by Buyer and the Escrow Agent.

8.4 The Closing. In addition to the foregoing conditions, at the Closing, the following transactions shall occur simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(a) Each Party shall release from escrow all signature pages to each document or agreement required to be delivered pursuant to Section 8.2 or Section 8.3.

(b) Buyer shall pay or shall cause the payment of (i) the Closing Cash Consideration and the Securityholder Representative’s Reserve Fund to the Paying Agent and (ii) the Indemnity Escrow Amount and the Adjustment Escrow Amount to the Escrow Agent.

(c) Buyer shall issue or shall cause the issuance of the Closing Stock Consideration to each Securityholder in accordance with the Consideration Spreadsheet.

(d) Buyer shall pay and discharge or cause to be paid and discharged all Third Party Transaction Expenses in accordance with the Statement of Expenses and final invoices from third-party service providers to whom payments are required to be made by the Company, in accordance with the Company’s instructions given pursuant to Section 3.1(a)(iii).

(e) Buyer shall pay and discharge or cause to be paid and discharged the Adjustment Items specified in clauses (a), (b), (c), (d), (e), and (j) (with respect to (j) Buyer’s obligation shall be limited to the amounts due and payable as of the Closing) of the definition of the term “Adjustment Items,” in each case, in accordance with the Statement of Adjustment Items and the Company’s instructions given pursuant to Section 3.1(a)(iv).

ARTICLE IX

SURVIVAL, INDEMNIFICATION, AND ESCROW ARRANGEMENTS

9.1 Survival of Representations, Warranties and Covenants.

(a) The indemnification rights of the Buyer Indemnified Persons or the Seller Indemnified Persons, as applicable, with respect to the representations and warranties of the Securityholders, the Company and Buyer contained in this Agreement shall survive for the following periods:

(i) the representations and warranties contained (A) in Sections 4.1 (Authority; Non-Contravention; Approvals), 4.2 (Title to Company Securities) and 4.4 (Brokers’ and Finders’ Fees), and (B) in Sections 5.1 (Organization of the Company), 5.2(a) (clause (a) under Company Capital Structure), 5.4 (Authority), 5.5 (No Conflict), 5.9(a) (Intellectual Property), 5.9(c) (Intellectual Property), 5.9(d) (Intellectual Property), 5.9(e) (Intellectual Property), 5.9(f) (Intellectual Property), 5.9(g) (Intellectual Property), 5.9(i) (Intellectual Property), 5.9(j) (Intellectual Property), 5.9(l) (Intellectual Property), 5.13 (Brokers’ and Finders’ Fees), 5.30 (Ownership of Assets), 5.31 (Tax Matters) and 5.32 (Closing Statement) (the representations and warranties in Article IV and Article V identified in this clause (i), collectively, the “Seller Fundamental Representations”), and the representations and warranties contained in Sections 6.1 (Organization of Buyer), 6.2 (Authority), and 6.20 (Available Consideration) (the representations and warranties in Article VI identified in this clause (i), collectively, the “Buyer Fundamental Representations”) shall survive until 12:01 a.m. Eastern Time on the fifth (5th) anniversary of the Closing Date (except that the representations and warranties contained in Section 5.31 (Tax Matters) shall survive as set forth in Section 9.1(a)(ii));

(ii) the representations and warranties contained in Section 5.31 (Tax Matters) shall survive until sixty (60) days after the expiration of the applicable statute of limitations; and

(iii) the representations and warranties of the Securityholders, the Company or Buyer, in each case, not addressed in Section 9.1(a)(i) through Section 9.1(a)(ii) shall survive until 12:01 a.m. Eastern Time on the date that is sixteen (16) calendar months after the Closing Date.

(b) The indemnification rights of the Buyer Indemnified Persons or the Seller Indemnified Persons, as applicable, with respect to the covenants and agreements contained in this Agreement shall survive and shall continue to remain in full force and effect after the date of this Agreement until fully performed, unless they terminate earlier in accordance with their express terms.

(c) The indemnification rights of the Buyer Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Sections 9.2(a)(iii) (other than Excess Third Party Transaction Expenses relating to amounts due to brokers or similar agents), 9.2(a)(v) and 9.2(a)(viii)(1-3) shall survive until 12:01 a.m. Eastern Time on the second anniversary of the Closing Date, the indemnification rights of the Buyer Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Sections 9.2(a)(iii) with respect to Excess Third Party Transaction Expenses relating to amounts due to brokers or similar agents shall continue to remain in full force and effect after the date of this Agreement until fully satisfied by the Securityholders, and the indemnification rights of the Buyer Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Sections 9.2(a)(viii)(4 and 5) shall survive until the expiration of the Term of the New License Agreement.

(d) The indemnification rights of the Buyer Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Section 9.2(a)(iv) shall survive until sixty (60) days after the expiration of the applicable statute of limitations.

(e) The indemnification rights of the Buyer Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Sections 9.2(a)(vi) and 9.2(a)(vii) shall survive until 12:01 a.m. Eastern Time on the sixth (6th) anniversary of the Closing Date.

(f) The indemnification rights of the Buyer Indemnified Persons and the Seller Indemnified Persons with respect to claims arising out of, resulting from or related to the matters described in Sections 9.2(a)(ix) or 9.2(a)(x), in the case of the Buyer Indemnified Persons, and Section 9.2(b)(iii), in the case of the Seller Indemnified Persons, shall survive the Closing Date indefinitely.

(g) The date until which any indemnification rights of the Buyer Indemnified Persons or the Seller Indemnified Persons, as applicable, survives shall be referred to as the “Survival Date” for such indemnification right.

(h) Notwithstanding anything in this Section 9.1 to the contrary, (i) if, at any time prior to 12:01 a.m. Eastern Time on the applicable Survival Date, an Officer’s Certificate (as defined in Section 9.4(c)) or a Claim Certificate (as defined in Section 9.4(c)) is delivered alleging Losses and a claim for recovery under Section 9.4(c), then the Survival Date shall extend automatically with respect to the specific claim asserted in such notice, and such claim shall survive the applicable Survival Date, in each case until such claim is fully and finally resolved and (ii) claims relating to Fraud shall survive the applicable Survival Date until such claim is fully and finally resolved.

9.2 Indemnification.

(a) From and after the Closing Date, each of the Securityholders (each a “Seller Indemnifying Person”) shall (subject to the limitations set forth in this Agreement), on a several and not joint basis in accordance with their Pro Rata Portions, indemnify and hold harmless Buyer and its officers, directors, employees, Affiliates and Representatives, including, the Company (the “Buyer Indemnified Persons”), against all losses, Liabilities, damages, Taxes, documented reasonable out-of-pocket costs and expenses, including reasonable accounting and auditors’ fees, attorneys’ fees and expenses of investigation and defense, interest, fines, penalties or restrictions (each a “Loss”) paid, incurred or sustained by any of the Buyer Indemnified Persons, directly or indirectly, arising out of, resulting from or related to, in each case, subject to the limitations set forth in this Agreement:

(i) any breach or inaccuracy of any representation or warranty of the Company contained in this Agreement, the Company Certificate or the Company Approval Certificate;

(ii) any breach by the Company of, or failure by the Company to perform, fulfill or comply with, any covenant or obligation applicable to the Company contained in this Agreement;

(iii) any Excess Third Party Transaction Expenses;

(iv) any and all Seller Taxes;

(v) any and all Excess Company Debt and Excess Adjustment Items;

(vi) any claim of breach of fiduciary duty;

(vii) any claims made by a Securityholder or a former securityholder of the Company in such Securityholder’s or former securityholder’s capacity as a current or former securityholder of the Company, or by any other Person, seeking to assert, or based upon: (A) ownership or rights to ownership of any securities of the Company; (B) any rights of a securityholder of the Company prior to or upon the Closing Date (other than the right to receive any portion of the Acquisition Consideration or any other right pursuant to this Agreement), including any option, preemptive rights or rights to notice or to vote; (C) any rights under the Operating Agreement prior to or upon the Closing Date, including a claim that any distribution of proceeds pursuant to this Agreement, whether by Buyer, the Securityholder Representative or otherwise, violates the terms of the Operating Agreement; (D) any claim that such Person’s securities were wrongfully redeemed or repurchased by the Company prior to or upon the Closing Date; (E) any claim with respect to the conversion or cancellation of any Company Securities prior to or upon the Closing Date; and (F) the purchase or sale of Company Securities by one or more Persons (other than Buyer) prior to or upon the Closing; in each case that relate or purport to relate to the transactions contemplated by this Agreement;

(viii) the matters described in Schedule 3 to this Agreement;

(ix) Fraud committed by the Company, or its officers, directors, managers, Employees or Affiliates or such Affiliates’ officers, directors, managers, Employees or Affiliates (other than in their capacity as a Securityholder);

(x) Fraud committed on or prior to the Closing Date by such Securityholder;

(xi) any breach or inaccuracy of any representation or warranty of any Securityholder contained in this Agreement, which will be indemnified solely by the Securityholder making such representation or warranty; and

(xii) any breach by any Securityholder of, or failure of any Securityholder to perform, fulfill or comply with, any covenant or obligation applicable to such Securityholder contained in this Agreement, which will be indemnified solely by such Securityholder.

(b) From and after the Closing Date, Buyer shall (subject to the limitations set forth in this Agreement) indemnify and hold harmless the Securityholders and their respective officers, directors, Employees, agents and Affiliates (excluding, after the Closing, the Company) (the “Seller Indemnified Persons”), against all Losses paid, incurred or sustained by any of the Seller Indemnified Persons, directly or indirectly, arising out of, resulting from or related to:

(i) any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement or in the Buyer Certificate;

(ii) any breach by Buyer of, or any failure by Buyer to perform, fulfill or comply with, any covenant or obligation applicable to Buyer contained in this Agreement; and

(iii) Fraud committed by Buyer or its Representatives or Affiliated (excluding the Company prior to the Closing).

9.3 Escrow Arrangements.

(a) Escrow Funds.

(i) Indemnity Escrow Fund. On the Closing Date, Buyer shall deposit with the Escrow Agent an amount in cash equal to the Indemnity Escrow Amount, consisting of each Securityholder’s Pro Rata Portion of the Indemnity Escrow Amount (which amounts shall be set forth in the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c))) and shall confirm such deposit in writing with the Escrow Agent, which notice shall confirm the Closing Date. Buyer shall pay fifty percent (50%) of the administrative fees and expenses of the Escrow Agent in connection with the Indemnity Escrow Amount, and the remainder of the administrative fees and expenses of the Escrow Agent in connection therewith will be treated as an Adjustment Item of the Company in accordance with Section 3.1(j). The aggregate contributions of the Securityholders’ respective Pro Rata Portion of the Indemnity Escrow Amount shall equal the amount of the Indemnity Escrow Amount. Such deposit of the Indemnity Escrow Amount, together with all interest and earnings thereon (which shall be taxable income to Buyer for U.S. federal (and applicable state) income Tax purposes as it is accrued or paid into the account in accordance with proposed Treasury Regulations Section 1.468B-8; provided that Buyer shall be entitled to income Tax distributions out of the Indemnity Escrow Fund equal to 25% of any such interest or earnings), shall constitute an escrow fund (the “Indemnity Escrow Fund”) to be governed solely by the terms of the Escrow Agreement. The Indemnity Escrow Fund shall be partial security for the indemnity obligations provided for in Section 9.2(a) hereof, subject to the limitations in this Agreement, including Section 9.6, and the Indemnity Escrow Fund shall be available to compensate the Buyer Indemnified Persons for any claims by such Buyer Indemnified Persons for any Losses for which they are entitled to recovery under this Article IX, subject to the limitations in this Agreement. An interest in the Indemnity Escrow Fund may not be sold, exchanged, transferred or otherwise disposed of, other than by the laws of descent and distribution or succession, and any transfer in violation of this Section 9.3(a) shall be null and void.

(ii) Adjustment Escrow Fund. On the Closing Date, Buyer shall deposit with the Escrow Agent an amount in cash equal to the Adjustment Escrow Amount, consisting of each Securityholder’s Pro Rata Portion of the Adjustment Escrow Amount (which amounts shall be set forth in the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c))) and shall confirm such deposit in writing with the Escrow Agent, which notice shall confirm the Closing Date. Buyer shall pay fifty percent (50%) of the administrative fees and expenses of the Escrow Agent in connection with the Adjustment Escrow Amount, and the remainder of the administrative fees and expenses of the Escrow Agent in connection therewith will be treated as an Adjustment Item of the Company in accordance with Section 3.1(j). The aggregate contributions of the Securityholders’ respective Pro Rata Portion of the Adjustment Escrow Amount shall equal the amount of the Adjustment Escrow Amount. Such deposit of the Adjustment Escrow Amount, together with all interest and earnings thereon (which shall be taxable income to Buyer for U.S. federal (and applicable state) income Tax purposes as it is accrued or paid into the account in accordance with proposed Treasury Regulations Section 1.468B-8; provided that Buyer shall be entitled to income Tax distributions out of the Adjustment Escrow Fund equal to 25% of any such interest or earnings), shall constitute an escrow fund (the “Adjustment Escrow Fund”) to be governed solely by the terms of the Escrow Agreement. The Adjustment Escrow Fund shall be partial security for the adjustments to the Closing Consideration provided for in Section 3.1 hereof. An interest in the Adjustment Escrow Fund may not be sold, exchanged, transferred or otherwise disposed of, other than by the laws of descent and distribution or succession, and any transfer in violation of this Section 9.3(a) shall be null and void.

(b) Escrow Periods; Distribution upon Termination of Escrow Periods.

(i) Subject to the following requirements, the Indemnity Escrow Fund shall be in existence immediately following the Closing and shall terminate at 12:01 a.m. Eastern Time on the date that is sixteen (16) calendar months after the Closing Date (the “Indemnity Escrow Expiration Date” and “Indemnity Escrow Period” respectively); provided, however, that on the Indemnity Escrow Expiration Date such portion of the Indemnity Escrow Fund as may be necessary to satisfy any unsatisfied claims specified in good faith in any Officer’s Certificate duly delivered to the Escrow Agent and the Securityholder Representative in accordance with the provisions of this Agreement prior to 12:01 a.m. Eastern Time on the Indemnity Escrow Expiration Date (each, an “Unsatisfied Claim”), and the Indemnity Escrow Fund shall not terminate with respect to such retained amount until the final resolution of such Unsatisfied Claim pursuant to the terms of this Agreement.

(ii) The Adjustment Escrow Fund shall be in existence immediately following the Closing and shall terminate upon the later of (A) the final determination and distribution of the Net Post-Closing Adjustment pursuant to Section 3.1 or (B) the final determination and distribution of the amount of Uncollected A/R pursuant to Section 3.1(k) (the “Adjustment Escrow Expiration Date”).

(iii) Within seven (7) Business Days following the Indemnity Escrow Expiration Date and periodically thereafter, the Escrow Agent shall distribute to the Paying Agent, for further distribution to the Securityholders pursuant to Section 9.3(b)(iv), an amount equal to (A) the balance of the Indemnity Escrow Fund, minus (B) the aggregate amounts necessary to satisfy any then Unsatisfied Claims pursuant to Section 9.3(b)(i). Within seven (7) Business Days following the Adjustment Escrow Expiration Date, the Escrow Agent shall distribute to the Paying Agent, for further distribution to the Securityholders pursuant to Section 9.3(b)(iv), an amount equal to the balance of the Adjustment Escrow Fund. Any distribution of all or a portion of the cash in the Indemnity Escrow Fund or Adjustment Escrow Fund, if to Buyer, shall be made by wire transfer of immediately available funds equal to the amount of cash being distributed, and if to the Securityholders, shall be made to the Paying Agent for further distribution to each of the Securityholders by delivery of payment by check or wire transfer of immediately available funds to each such Securityholder equal to the amount of cash being distributed, pursuant to Section 9.3(b)(iv).

(iv) The Paying Agent will be responsible for the allocation and delivery of cash amounts out of the Indemnity Escrow Fund or Adjustment Escrow Fund to the Securityholders pursuant to Section 9.3(b), if any, in proportion to the Securityholders’ respective Pro Rata Portion of the Indemnity Escrow Amount and Adjustment Escrow Amount, as set forth on the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c)), with the amount of cash delivered to each Securityholder rounded down to the nearest cent.

9.4 Indemnification Claims.

(a) Threshold Amount. Notwithstanding any provision of this Agreement to the contrary, a Buyer Indemnified Person may not recover any Losses for an indemnification claim pursuant to Sections 9.2(a)(i) (except for breach or inaccuracy of a Seller Fundamental Representation or in the event of Fraud), 9.2(a)(viii) (except for item 4 and 5) or 9.2(a)(xi) unless and until the amount of Losses for which Buyer Indemnified Persons are entitled to indemnification under Sections 9.2(a)(i) (except for breach or inaccuracy of a Seller Fundamental Representation or in the event of Fraud), 9.2(a)(viii) (except for item 4 and 5) or 9.2(a)(xi) exceeds $850,000 in the aggregate (the “Threshold Amount”), in which case the Buyer Indemnified Persons shall be entitled to recover all such Losses without regard to the Threshold Amount other than the first $150,000 of such Losses. Notwithstanding the foregoing, a Buyer Indemnified Person shall be entitled to recover for, and the Threshold Amount shall not apply as a threshold to, any and all claims or payments made with respect to Losses paid, incurred or sustained arising out of or resulting from or related to Section 9.2(a)(i) for breach or inaccuracy of a Seller Fundamental Representation or in the event of Fraud or related to Section 9.2(a)(ii) through Section 9.2(a)(vii), Section 9.2(a)(viii) (item 4 and 5) and Section 9.2(a)(ix) through Section 9.2(a)(xii).

(b) Materiality. In determining whether there has been a breach or inaccuracy of a representation or warranty or a breach or failure to perform a covenant and the amount of Losses arising out of, resulting from or related thereto, all qualifications set forth in the representations, warranties and covenants referring to “material,” “in all material respects” or “Company Material Adverse Effect” shall be disregarded.

(c) Claims for Indemnification.

(i) In order to seek indemnification pursuant to Section 9.2(a) (including with regard to a Third Party Claim (as defined below)), Buyer shall deliver an Officer’s Certificate to the Securityholder Representative and, if such claim involves a claim against the Indemnity Escrow Fund, the Escrow Agent, and such Officer’s Certificate must be delivered prior to 12:01 a.m. Eastern Time on the applicable Survival Date; Buyer shall deliver an Officer’s Certificate promptly upon Buyer concluding it intends to assert a claim for indemnification provided, however, the failure to promptly deliver an Officer’s Certificate shall not affect the Buyer Indemnified Persons’ right to recover Losses under Section 9.2(a), except to the extent the Seller Indemnifying Persons are materially prejudiced by such failure. For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of Buyer: (x) stating that a Buyer Indemnified Person has paid, sustained or incurred or reasonably anticipates that it will have to pay, sustain or incur Losses, (y) specifying in reasonable detail the individual items of Losses included in the amount so stated, the amount and date each such item was paid, sustained or incurred, or the basis for such anticipated liability, and (z) describing in reasonable detail the claim, including the basis thereof and a description of the facts giving rise to the claim and the nature of the (1) misrepresentation, (2) breach or inaccuracy of a representation or warranty, (3) breach or failure to perform a covenant or other agreement, or (4) other basis for indemnity to which such item is related, together with all supporting documentation for each item of Loss, but in each case only to the extent such information is reasonably available to Buyer as of the date of such Officer’s Certificate.

(ii) In order to seek indemnification pursuant to Section 9.2(b), the Securityholder Representative shall deliver a Claim Certificate to Buyer at any time before 12:01 a.m. Eastern Time on the applicable Survival Date. The Securityholder Representative shall deliver a Claim Certificate promptly upon the Securityholder Representative (on behalf of the Seller Indemnified Persons) concluding it intends to assert a claim for indemnification; provided, however, the failure to promptly deliver a Claim Certificate shall not affect the Seller Indemnified Persons’ right to recover Losses under Section 9.2(b), except to the extent the Buyer is materially prejudiced by such failure. For the purposes hereof, “Claim Certificate” shall mean a certificate signed by the Securityholder Representative: (x) stating that a Seller Indemnified Person has paid, sustained or incurred or reasonably anticipates that it will have to pay, sustain or incur Losses, and (y) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained or incurred, or the basis for such anticipated liability, and the nature of the (1) misrepresentation, (2) breach or inaccuracy of a representation or warranty, (3) breach or failure to perform a covenant or other agreement, or (4) other basis for indemnity to which such item is related, but in each case only to the extent such information is reasonably available to the Securityholder Representative as of the date of such Claim Certificate.

(iii) If any Buyer Indemnified Person is entitled to recover a Loss pursuant to Sections 9.2(a)(i) (except for breach or inaccuracy of a Seller Fundamental Representation or in the event of Fraud) or 9.2(a)(viii) (items 1, 2 and 3), then, subject to the limitations set forth in Section 9.6 or otherwise in this Agreement, the Buyer Indemnified Person must first seek to recover such Losses from the Indemnity Escrow Fund and then, if the Indemnity Escrow Fund is insufficient to cover the Losses, each Securityholder shall be directly liable for the remaining excess amount of such Losses, according to its Pro Rata Portion, in each case up to ten percent (10%) of the sum of the Acquisition Consideration paid at the Closing (including, for the avoidance of doubt, the Indemnity Escrow Amount, the Adjustment Escrow Amount and the Securityholder Representative’s Reserve Fund) plus any Post-Closing Consideration that becomes due and payable pursuant to the terms of this Agreement (ignoring the effect of any indemnification claims) (the “10% Cap”), in which case each Securityholder shall make payment directly to such Buyer Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Buyer Indemnified Person (subject to the Individual Consideration Cap) and/or a Buyer Indemnified Person shall be entitled, at its option, to recover such Losses as an offset against any Post-Closing Consideration that is or becomes due and payable pursuant to the terms of this Agreement, subject to the 10% Cap.

(iv) If a Buyer Indemnified Person is entitled to recover a Loss for breach or misrepresentation of a Seller Fundamental Representation pursuant to Section 9.2(a)(i) (except in the event of Fraud) or under Section 9.2(a)(ii) through Section 9.2(a)(v), then, subject to the limitations set forth in Section 9.6 or otherwise in this Agreement, the Buyer Indemnified Person must recover Losses, first from the Indemnity Escrow Fund, and then, if the Indemnity Escrow Fund is insufficient to cover the Losses, each Securityholder shall be directly liable for the remaining excess amount of such Losses, according to its Pro Rata Portion, in which case each Securityholder shall make payment (subject to the Individual Consideration Cap) directly to such Buyer Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Buyer Indemnified Person and/or a Buyer Indemnified Person shall be entitled, at its option, to recover such Losses as an offset against any Post-Closing Consideration that is or becomes due and payable pursuant to the terms of this Agreement.

(v) If a Buyer Indemnified Person is entitled to recover a Loss pursuant to or under Sections 9.2(a)(vi), 9.2(a)(vii), 9.2(a)(viii) (item 4 and 5) or 9.2(a)(ix), then the Buyer Indemnified Person may recover Losses, at its option, (A) from the Indemnity Escrow Fund; (B) as an offset against any Post-Closing Consideration that is or becomes due and payable pursuant to the terms of this Agreement; and/or (C) directly from the Securityholders according to their respective Pro Rata Portions, in which case each Securityholder shall make payment (subject to the Individual Consideration Cap) directly to such Buyer Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Buyer Indemnified Person.

(vi) If a Buyer Indemnified Person is entitled to recover a Loss pursuant to or under Section 9.2(a)(x), then the Buyer Indemnified Person may recover Losses only from the Securityholder that is the subject of the claim as the Person that committed the Fraud, and then, at its option, (A) if the balance of the Indemnity Escrow Fund is to be released to the Securityholders pursuant to this Agreement and the Escrow Agreement, from the Indemnity Escrow Fund to the extent of the portion of the Indemnity Escrow Fund that would otherwise be released to such Securityholder; (B) as an offset against any Post-Closing Consideration that is or becomes due and payable pursuant to the terms of this Agreement to such Securityholder; and/or (C) directly from such Securityholder, in which case such Securityholder shall make payment (subject to the Individual Consideration Cap) directly to such Buyer Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Buyer Indemnified Person.

(vii) If a Buyer Indemnified Person is entitled to recover a Loss pursuant to or under Sections 9.2(a)(xi) or 9.2(a)(xii), then, subject to the limitations set forth in Section 9.6 or otherwise in this Agreement, the Buyer Indemnified Person may recover Losses only from the Securityholder that made the representation, warranty, certification or covenant that is the subject of such claim, and then, at its option, (A) if the balance of the Indemnity Escrow Fund is to be released to the Securityholders pursuant to this Agreement and the Escrow Agreement, from the Indemnity Escrow Fund to the extent of the portion of the Indemnity Escrow Fund that would otherwise be released to such Securityholder; (B) as an offset against any Post-Closing Consideration that is or becomes due and payable pursuant to the terms of this Agreement to such Securityholder; and/or (C) directly from such Securityholder, in which case such Securityholder shall make payment (subject to the Individual Consideration Cap) directly to such Buyer Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Buyer Indemnified Person.

(viii) If a Seller Indemnified Person is entitled to recover a Loss pursuant to Section 9.2(b), then, subject to the limitations set forth in this Agreement, Buyer shall pay or shall cause to be paid the amount of such Loss directly to such Seller Indemnified Person by wire transfer of immediately available cash funds to an account designated by such Seller Indemnified Person; provided that such payment shall not exceed in the aggregate with all other indemnification payments made by Buyer the amount of consideration payable by Buyer to the Securityholders hereunder.

(ix) In no event will any Securityholder be obligated to make any payments directly to a Buyer Indemnified Person in respect of a Loss pursuant to this Article IX in an aggregate amount in excess of the Acquisition Consideration actually received by such Securityholder (including any Post-Closing Consideration actually received by such Securityholder) (the “Individual Consideration Cap”); provided that, for the avoidance of doubt, (i) amounts funded to the Indemnity Escrow Fund or the Adjustment Escrow Fund on behalf of the Securityholders, distributions from the Indemnity Escrow Fund or the Adjustment Escrow Fund to a Buyer Indemnified Person on behalf of a Securityholder and all or any portion of any Post-Closing Consideration that becomes due or payable pursuant to the terms of this Agreement but is subject to an offset, in each case, shall not be deemed amounts received by a Securityholder or a payment a Securityholder is obligated to make as used in this Section 9.4(c)(ix) and (ii) if any Post-Closing Consideration is actually received by a Securityholder pursuant to the terms of this Agreement after the time a Loss has been limited pursuant to this Section 9.4(c)(ix), the Individual Consideration Cap shall be re-calculated to include such amounts, and such Buyer Indemnified Person shall be entitled to recover any unsatisfied portion of such Losses directly from such Securityholder.

(d) Objections to Claims for Indemnification. The payment of any amount under Section 9.4(c) shall be delayed pending resolution pursuant to Section 9.4(e) if (i) with respect to any claim for indemnification pursuant to Section 9.2(a), the Securityholder Representative shall object to the claim made in the Officer’s Certificate in a written statement labeled “Objection Notice” (an “Objection Notice”), and such Objection Notice shall have been received by Buyer and, if such claim involves a claim against the Indemnity Escrow Fund, the Escrow Agent, prior to 12:01 a.m. Eastern Time on the thirtieth (30th) day after its receipt of the Officer’s Certificate, or (ii) with respect to any claim for indemnification pursuant to Section 9.2(b), Buyer shall object to the claim made in the Claim Certificate in an Objection Notice, and such Objection Notice shall have been received by the Securityholder Representative prior to 12:01 a.m. Eastern Time on the thirtieth (30th) day after its receipt of the Claim Certificate. If the Securityholder Representative (with respect to any claim for indemnification pursuant to Section 9.2(a)) or Buyer (with respect to any claim for indemnification pursuant to Section 9.2(b)) (as applicable, the “Responding Party”) does not object in writing within such thirty (30)-day period, such failure to so object shall be an irrevocable acknowledgment by the Responding Party that the Buyer Indemnified Person or Seller Indemnified Person, as applicable, is entitled to the full amount of the claim for Losses set forth in such Officer’s Certificate or Claim Certificate, and payment in respect of such Losses shall thereafter be made in accordance with Section 9.4(c), except that, to the extent that the amount of the Losses set forth in the Officer’s Certificate or Claim Certificate is an estimate, the Buyer Indemnified Person or the Seller Indemnified Person, as applicable, will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses is finally determined either by the joint written instructions from the Securityholder Representative and Buyer or by a final, non-appealable order, decree or judgment of a court in accordance with the provisions of Section 11.7, the time for perfection of an appeal of such final, non-appealable order, decree or judgment having expired.

(e) Resolution of Conflicts.

(i) In case the Responding Party delivers an Objection Notice in accordance with Section 9.4(d), the Securityholder Representative and Buyer shall attempt in good faith to agree upon the rights of the respective Persons with respect to each of such claims. If the Securityholder Representative and Buyer should so agree, a document setting forth such agreement shall be prepared and signed by both the Securityholder Representative and Buyer. To the extent such claim is recoverable from the Indemnity Escrow Fund pursuant to the terms of this Article IX, the Securityholder Representative and Buyer shall furnish a copy of such signed document to the Escrow Agent in accordance with the Escrow Agreement. Payment in respect of such Losses shall thereafter be made in accordance with Section 9.4(c), except that, to the extent that the amount of the Losses set forth in the Officer’s Certificate or Claim Certificate is an estimate, Buyer Indemnified Person or Seller Indemnified Person, as applicable, will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses is finally determined either by the joint written instructions from the Securityholder Representative and Buyer or by a final, non-appealable order, decree or judgment of a court in accordance with the provisions of Section 11.7, the time for perfection of an appeal of such final, non-appealable order, decree or judgment having expired.

(ii) If no such agreement can be reached before the twentieth (20th) Business Day following delivery of an Objection Notice by the Responding Party or in the event of any dispute arising pursuant to this Article IX, either Buyer, on the one hand, or the Securityholder Representative, on the other hand, may bring an action against the other to resolve the dispute in accordance with Section 11.7. Once a final resolution of any dispute in accordance with this Section is obtained, payment in respect of such Losses shall thereafter be made in accordance with Section 9.4(c), except that, to the extent that the amount of the Losses set forth in the Officer’s Certificate or Claim Certificate is an estimate, the Buyer Indemnified Person or the Seller Indemnified Person, as applicable, will not be so entitled to receive, and the Escrow Agent will not deliver, funds in respect of such portions of such estimated Losses unless and until the amount of such estimated Losses is finally determined either by the joint written instructions from the Securityholder Representative and Buyer or by a final, non-appealable order, decree or judgment of a court in accordance with the provisions of Section 11.7, the time for perfection of an appeal of such final, non-appealable order, decree or judgment having expired.

(f) Third Party Claims.

(i) If a Buyer Indemnified Person desires to seek indemnification with respect to a third party claim (a “Third Party Claim”) pursuant to this Article IX, Buyer shall notify the Escrow Agent (if the Third Party Claim is made by Buyer or a Buyer Indemnified Person prior to the release of the Indemnity Escrow Fund and may result in a claim against the Indemnity Escrow Fund) and the Securityholder Representative in writing of such claim, describing in reasonable detail the basis for indemnification with respect to such Third Party Claim. Buyer shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, that, Buyer will first seek the Securityholder Representative’s consent to settle a claim solely for monetary Losses (other than a claim by a Governmental Authority), which shall not be withheld, conditioned or delayed unreasonably and in the event any claim is settled without the written consent of the Securityholder Representative, such settlement shall not be determinative of the existence of an indemnifiable claim or the amount of Losses (if any) that a Buyer Indemnified Person may be entitled to as a result of such Third Party Claim. In the event that the Securityholder Representative has consented in writing to any such settlement, the Securityholders shall have no power or authority to object to the amount of any Third Party Claim payable by Buyer pursuant to such settlement. If the Third Party Claim may result in a claim for indemnification, the Securityholder Representative, on behalf of the Securityholders, shall be entitled, at the Securityholders’ expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim.

(ii) If any Seller Indemnified Person desires to seek indemnification with respect to a Third Party Claim pursuant to this Article IX, the Securityholder Representative shall notify Buyer in writing of such claim, describing in reasonable detail the basis for indemnification with respect to such Third Party Claim. Such Seller Indemnified Person shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, that, in the event that any claim is settled without the written consent of Buyer, such settlement shall not be determinative of the existence of an indemnifiable claim or the amount of Losses (if any) that such Seller Indemnified Person may be entitled to as a result of such Third Party Claim. In the event that Buyer has consented in writing to any such settlement, Buyer shall have no power or authority to object to the amount of any Third Party Claim payable by such Seller Indemnified Person pursuant to such settlement. If the Third Party Claim may result in a claim for indemnification, Buyer shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim.

9.5 Securityholder Representative.

(a) By virtue of executing this Agreement by each of the Securityholders and without any further action of any of the Securityholders or the Company, each of the Securityholders shall be deemed to have agreed to irrevocably appoint Fortis Advisors LLC as such Securityholder’s true, exclusive, and lawful agent and attorney-in-fact, as the Securityholder Representative for and on behalf of the Securityholders, to take all actions under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement that are to be taken by the Securityholder Representative, including to amend this Agreement, to waive any provision of this Agreement, to take actions necessary to give effect to the Acquisition, to negotiate payments due pursuant to this Article IX, to give and receive notices and communications, to authorize payment to any Buyer Indemnified Person from the Indemnity Escrow Fund in satisfaction of claims by any Buyer Indemnified Person, to authorize payment to Buyer from the Adjustment Escrow Fund, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any other claim by any Buyer Indemnified Person against any of the Securityholders or by any of the Securityholders against any Buyer Indemnified Person or any dispute between any Buyer Indemnified Person and any of the Securityholders, in each case relating to this Agreement or the transactions contemplated in this Agreement, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement, in each case subject to the limitation set forth in this Section 9.5 or otherwise in this Agreement and in accordance with the terms hereof, and Fortis Advisors LLC hereby accepts such appointment. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein, in the Escrow Agreement and in the Securityholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholder Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. The Securityholder Representative’s appointment shall survive the death, incapacity, adjudication of incompetence or insanity, or dissolution or bankruptcy, of any Securityholder. Such agency may be changed by the Securityholders from time to time upon not less than thirty (30) days’ prior written notice to Buyer; provided, however, that the Securityholder Representative may not be removed unless Securityholders representing the holders of at least a two-thirds interest of the Indemnity Escrow Fund agree to such removal and to the identity of the substituted agent. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. In the event of a vacancy in the position of Securityholder Representative, the role shall be temporarily filled by the Securityholders holding a majority in interest of the Indemnity Escrow Fund. No bond shall be required of the Securityholder Representative. Notices or communications to or from the Securityholder Representative shall constitute notice to or from all the Securityholders. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund or Additional Consideration. All actions taken by the Securityholder Representative under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement shall be binding upon each Securityholder and such Securityholder’s successors as if expressly confirmed and ratified in writing by such Seller, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement are waived.

(b) Each of the Securityholders represents and warrants to Buyer and to the Escrow Agent that the Securityholder Representative has the irrevocable, absolute and unconditional right, power and authority (i) to bind such Securityholder pursuant to terms of this Agreement, (ii) to give and receive directions and notices hereunder on behalf of such Securityholder and (iii) to make all determinations on behalf of such Securityholder that may be required or that it deems appropriate under this Agreement; in each case in its capacity as the Securityholder Representative hereunder, all in accordance with the terms and conditions set forth herein.

(c) Until notified in writing by the Securityholder Representative that it has resigned, or that it has been removed by the requisite majority in interest of the Indemnity Escrow Fund pursuant to the term of clause (a) above, Buyer and the Escrow Agent may rely conclusively and act upon the directions, instructions and notices of the Securityholder Representative named above and, thereafter, upon the directions, instructions and notices of any successor named in a writing executed by the requisite majority-in-interest of the Indemnity Escrow Fund pursuant to the term of clause (a) above, filed with the Escrow Agent or a successor appointed by a court of competent jurisdiction, which actions (or failures to act), directions, instructions and notices shall be conclusive and binding on all the Securityholders, in each case subject to the limitation set forth in this Section 9.5 or otherwise in this Agreement, and Buyer shall not have any liability of any kind or nature to any Securityholders in reliance thereon.

(d) Without derogating from the generality of the above, the Securityholders each hereby authorize the Securityholder Representative to, in each case subject to the limitation set forth in this Section 9.5 or otherwise in this Agreement:

(i) Receive all notices or documents given or to be given to the Securityholders pursuant hereto or in connection herewith and to receive and accept service of legal process and file pleadings on behalf of the Securityholders in connection with any suit or proceeding arising under this Agreement;

(ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement and the transactions contemplated in this Agreement as the Securityholder Representative may in its sole discretion deem appropriate; and

(iii) Take such action as the Securityholder Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Buyer contained in this Agreement or in any document delivered by Buyer pursuant hereto; (B) taking such other action as the Securityholder Representative is authorized to take under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement; (C) receiving all documents or certificates and making all determinations, in its capacity as Securityholder Representative, required under this Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated in this Agreement in its capacity as Securityholder Representative, including to prosecute or defend (or decline to do so) in the Securityholder Representative’s discretion all indemnification disputes (including hiring counsel and other litigation assistance), and any claims for which indemnification is sought pursuant to this Article IX; provided, that the Securityholder Representative shall have no authority to consent to the provision of any non-monetary damages by Securityholders, without their written consent, and any waiver of any obligation of Buyer;

(e) Notwithstanding the foregoing, (i) in the event of any claims for which indemnification is sought pursuant to this Article IX against a specific Securityholder, the Securityholder Representative shall notify such Securityholder of such claim, promptly upon receipt of the applicable Officer’s Certificate from Buyer Indemnified Person and such Securityholder will have the right to control the defense of the Third Party Claim with counsel reasonably acceptable to Buyer instead of the Securityholder Representative on the terms set forth in Section 9.4(f), (ii) the liability of any Securityholder shall be subject to the limitation set forth in this Agreement and the Securityholder Representative shall have no authority to consent to or authorize the amendment of such limitations, without the written consent of such Securityholder and (iii) the Securityholder Representative shall have no authority to consent to or authorize the allocation of the Acquisition Consideration not in accordance with the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c)), without the written consent of all Securityholders.

(f) Certain Securityholders have entered into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement (such Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”), shall be liable to any Securityholder for any action or failure to act in connection with the acceptance or administration of the Securityholder Representative’s responsibilities hereunder, under the Escrow Agreement or under the Securityholder Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Securityholders shall, severally and not jointly, indemnify, defend and hold harmless, against such Securityholder’s ratable share, based on the Pro Rata Portion, the Securityholder Representative Group from and against any and all Losses, claims, judgments, fines or amounts paid in settlement arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement in its capacity as Securityholder Representative, or otherwise in connection with acting as the Securityholder Representative, in each case as such Losses are incurred, including the fees and expenses of any legal counsel, accountants, auditors and other advisors retained by the Securityholder Representative in its capacity as Securityholder Representative in connection with this Agreement, costs of other skilled professionals and in connection with seeking recovery from insurers (collectively, the “Securityholder Representative Expenses”). Any such Securityholder Representative Expenses shall be recovered (i) first from any distribution of the Indemnity Escrow Fund, but only if and when required to be distributed to the Securityholders, pursuant to the terms of this Agreement at the time of distribution in accordance with written instructions delivered by the Securityholder Representative to the Escrow Agent, and (ii) secondly, directly from the Securityholders severally and not jointly and in accordance with their respective Pro Rata Portion. The Securityholders acknowledge that the Securityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Securityholder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholder Representative shall not be required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions.

(g) All of the Securityholder Representative Expenses incurred by the Securityholder Representative in connection with this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement shall be payable by the Securityholders, initially out of the Securityholder Representative’s Reserve Fund. Any of the Securityholder Representative Expenses incurred by the Securityholder Representative in connection with this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement in excess of the Securityholder Representative’s Reserve Fund shall be reimbursed to the Securityholder Representative by the Securityholders, severally and not jointly and in accordance with their respective Pro Rata Portion. The Securityholder Representative’s Reserve Fund shall be held by the Securityholder Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Securityholder Representative for any Securityholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Securityholder Representative’s Reserve Fund other than as a result of its gross negligence or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Securityholder Representative’s Reserve Fund and has no Tax reporting or income distribution obligations. The Securityholders will not receive any interest on the Securityholder Representative’s Reserve Fund and assign to the Securityholder Representative any such interest. Subject to Advisory Group approval, the Securityholder Representative may contribute funds to the Securityholder Representative’s Reserve Fund from any consideration otherwise distributable to the Securityholders. Any remaining funds in the Securityholder Representative’s Reserve Fund not used by the Securityholder Representative will be paid to the Securityholders in accordance with their respective Pro Rata Portions of the Acquisition Consideration. The Securityholder Representative shall have the right to retain the Securityholder Representative’s Reserve Fund for as long as the Securityholder Representative deems necessary to discharge its duties.

(h) Notwithstanding any of the foregoing, the Securityholder Representative Group shall not be liable to the Securityholders, the Company, Buyer and\or any other party, for any act done or omitted hereunder in its capacity as the Securityholder Representative, unless caused by its willful misconduct. In all questions arising in respect of any matter arising hereunder, the Securityholder Representative may rely on the advice of counsel and any action based upon such reliance shall relieve the Securityholder Representative of any Liabilities hereunder. The Securityholder Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

(i) The Securityholder Representative acknowledges and agrees with Buyer and the Company that the Securityholder Representative shall not receive and shall not be entitled to receive any compensation from Buyer and shall not receive any compensation from the Company after the Closing.

9.6 Additional Limitations on Indemnification; Remedy.

(a) Notwithstanding any other provision of this Agreement, no Party nor any of its Affiliates shall have liability under this Article IX for any exemplary, special or punitive damages whatsoever or any Losses that were not the reasonably foreseeable consequence of the relevant act, omission or breach, and, in each case, the Losses indemnifiable hereunder shall not include such damages unless such Losses are required to be paid in connection with a Third Party Claim.

(b) Anything to the contrary notwithstanding, for purposes of determining the amount of any Losses subject to indemnification under this Article IX, the amount of such Losses will be determined net of (i) any amounts taken into account as liabilities or reserves in the calculation of the Accounts Payable of the Company as of the Closing, or otherwise taken into account in the calculation of the Acquisition Consideration (or any component thereof) and (ii) any amounts actually recovered by a Buyer Indemnified Person under insurance policies and\or any other third party or source with respect to such Losses (net of any reasonable out-of-pocket expenses incurred in collecting such amounts) (“Recovered Proceeds”). The Buyer Indemnified Persons will, and will cause their Affiliates to, and the Securityholders will, and will cause the Company’s pre-Closing managers and officers to, use good faith commercially reasonable efforts to obtain such Recovered Proceeds from the “tail” director and officer liability insurance and product liability insurance obtained by the Company in connection with the Closing.

(c) Neither a Buyer Indemnified Person nor a Seller Indemnified Person shall be entitled to recover the identical Loss twice; provided, that this Section 9.6(c) shall not limit a Party from recovering any additional Losses incurred by such Party arising from the same facts or a similar set of facts, even if such additional Losses are of the same general character as the Losses previously recovered.

(d) Buyer and the Securityholders acknowledge and agree that they are subject to the duty to mitigate Losses as determined under Delaware Law.

9.7 Purchase Price Adjustments. Amounts paid to or on behalf of any person as indemnification under this Agreement shall be treated for all purposes as adjustments to the Acquisition Consideration, except as otherwise required by applicable Law.

9.8 Sole Remedy. From and following the Closing, the Parties agree that, except for (a) the availability of injunctive or other equitable relief and (b) the provisions of Section 3.1, the rights to indemnification under this Article IX shall be the sole and exclusive remedy that any Buyer Indemnified Person or Seller Indemnified Person will have in connection with the transactions under this Agreement.

9.9 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) with the mutual written consent of each of the Company and Buyer;

(ii) by Buyer or the Company if the Closing has not been consummated by the date that is one hundred eighty (180) days after the Effective Time, provided that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to be consummated by such date;

(iii) by the Company, if Buyer shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement or if any of Buyer’s representations and warranties in this Agreement are inaccurate, which breach, failure to perform, or inaccuracy (A) would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 8.3 and (B) has not been or is incapable of being cured by Buyer prior to the thirtieth (30th) calendar day after its receipt of written notice thereof from the Company;

(iv) by Buyer, if the Company or the Securityholders shall have breached or failed to perform any of their respective covenants or other agreements contained in this Agreement or if any of the Company’s or the Securityholders’ respective representations and warranties in this Agreement are inaccurate, which breach, failure to perform, or inaccuracy (A) would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 8.2 and (B) has not been or is incapable of being cured by the Company prior to the thirtieth (30th) calendar day after its receipt of written notice thereof from Buyer; or

(v) by either the Company or Buyer, if (A) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and which has the effect of making the Acquisition illegal or otherwise prohibiting consummation of the Acquisition; or (B) any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition shall then be in effect, or any proceeding brought by any Governmental Authority, seeking any of the foregoing shall be then threatened or pending (a “Governmental Authority Restriction”).

(b) If this Agreement is terminated as described in Section 9.9(a), this Agreement shall become void and of no further force or effect, except for the provisions of this Section 9.9 and Article XI; provided, that such termination will not affect any right or remedy that accrued under this Agreement or under applicable Law prior to or on account of such termination, and the provisions of this Agreement shall survive such termination to the extent required so that each Party may enforce all rights and remedies available to such Party hereunder or under applicable Law in respect of such termination and so that any Party responsible for a breach of its obligations hereunder prior to termination shall remain liable for the consequences thereof.

ARTICLE X

AMENDMENT AND WAIVER

10.1 Amendment. This Agreement may be amended by the Parties hereto at any time by execution of an instrument in writing signed on behalf of the Parties. For purposes of this Section 10.1, the Securityholders agree that any amendment of this Agreement signed by the Securityholder Representative shall be binding upon and effective against each of the Securityholders whether or not they have signed such amendment, subject to the limitations set forth under Section 9.5, provided that such amendment shall apply proportionately to all Securityholders in the same manner.

10.2 Extension; Waiver. Buyer, on the one hand, and the Securityholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties made by the other Party contained in this Agreement or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. For purposes of this Section 10.2, the Securityholders agree that any extension or waiver signed by the Securityholder Representative shall be binding upon and effective against each of the Securityholders whether or not they have signed such extension or waiver, provided that such amendment shall apply proportionately to all Securityholders in the same manner.

ARTICLE XI

GENERAL PROVISIONS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) upon delivery, if delivered personally or by commercial messenger; (b) one (1) Business Day after deposited with an overnight courier service of international reputation (including Federal Express); (c) upon successful transmission of electronic mail (upon acknowledgment from recipient or reception of read receipt), during ordinary business hours of the recipient, or, if outside the recipient’s ordinary business hours, the next Business Day; or (d) upon receipt, if sent by mail; in each case if addressed to the respective Party at the following addresses (or at such other address for a Party as shall be specified by like notice), provided that with respect to notices deliverable to the Securityholder Representative, such notices shall be made solely via email or facsimile and that if a notice is sent to the email address and facsimile number provided below by any recipient, such notice shall be deemed to have been delivered even if such email address and/or facsimile number is invalid:

(a) if to Buyer, to:

CryoLife, Inc.

1655 Roberts Blvd

Kennesaw, GA 30144

Attention: Jean F. Holloway, Senior Vice President, General Counsel, Chief

Compliance Officer and Corporate Secretary

Email: Holloway.Jean@cryolife.com; legal@cryolife.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

2801 Via Fortuna Dr, Suite 100

Austin, TX 78746

Attention: Paul R. Tobias

Email: ptobias@velaw.com

(b) if to the Company or the Securityholder Representative, to:

Fortis Advisors LLC

Attention: Notices Department (Project Azul)

Facsimile No: (858) 408-1843

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

Attention: Amy E. Risseeuw; J. Christopher Lynch

Email: arisseeuw@wyrick.com; clynch@wyrick.com

In the event delivery of notices or other communications hereunder under any of the methods described above is not effective as a result of a change of contact information for the applicable Party, which was not properly noticed to the Party seeking to deliver a notice or other communication, or as a result of the discontinuation of service at the applicable e-mail address, then the time period for delivering such notice or other communication shall automatically be extended as long as the Party seeking to provide such notice or other communication demonstrates that they attempted to use the methods set forth above to deliver notice to the Party to whom such notice or other communication was to be sent on a timely basis, with such extension to apply as long as the Party seeking to provide notice or other communications is using commercially reasonable efforts to obtain alternative contact information and provide such notice or other communication.

11.2 Interpretation. Unless the context requires otherwise, (a) any and all Exhibits or Schedules referred to in this Agreement are, by such reference, incorporated herein and made a part hereof for all purposes, (b) all references to Laws and Contracts refer to such Laws and Contracts as they may be amended from time to time, (c) all references to “dollars” or “$” in this Agreement refer to United States dollars, (d) the words “herein”, “hereof”, “hereunder” and other compounds of the word “here” refer to the entire Agreement and not to any particular provision hereof, (e) the masculine gender includes the feminine or neuter and the singular number includes the plural and conversely, (f) all references to “including” shall be construed as meaning “including without limitation,” (g) the word “or” is not exclusive and shall mean “and/or” unless expressly indicated, (h) if any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall automatically be extended until the end of the first succeeding Business Day, (i) any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority means and includes any successor Governmental Authority, (j) any reference to “U.S.” means and refers to the United States, and (k) neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise; on the contrary, this Agreement has been reviewed by each of the Parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the Parties. Except for the section references or headings in the Company Disclosure Schedule or Buyer Disclosure Schedule, the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.3 Counterparts. This Agreement may be executed in one or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

11.4 Entire Agreement; Assignment. This Agreement, the Related Agreements, the exhibits and schedules to this Agreement, the Company Disclosure Schedule, the Buyer Disclosure Schedule, and the Confidentiality Agreement: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the Parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise without the consent of the Parties; provided, however, Buyer may assign this Agreement and any of the Related Agreements to which Buyer is a party to an Affiliate of Buyer; provided further that no such assignment by Buyer will relieve Buyer of its obligations hereunder; and provided further that the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and such respective permitted successors and assigns.

11.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.6 Other Remedies; Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled hereunder, subject to Section 9.8 (Sole Remedy).

11.7 Governing Law; Venue; Jury Trial Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the Parties irrevocably and unconditionally consents to and submits, for itself and its assets and properties, to the exclusive jurisdiction (including personal jurisdiction) and venue of any court within the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated in this Agreement, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each of the Parties irrevocably consents to service of process in the manner provided for notices in Section 11.1.

11.8 Disclosure Schedules. Each of the Company Disclosure Schedule and the Buyer Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only (a) the particular representation or warranty set forth in the corresponding numbered or lettered section in this Agreement and (b) any other representation or warranty that is contained in this Agreement to the extent the relevance of such disclosure is reasonably apparent on its face to such other representation or warranty, without any additional investigation or knowledge. For purposes of this Agreement, references to the terms “delivered to Buyer” or “made available to Buyer” will mean that the Company has posted true, complete and accurate copies of such materials to the electronic data room maintained by the Company at the folder titled “Project Azul”, located at https://www.dfinsolutions.com/products/venue (the “Data Room”) at least two (2) Business Days prior to the Effective Time and has given Buyer and each of its designated Representatives access to the materials so posted. The Parties intend that each representation, warranty and covenant contained in this Agreement shall have independent significance. If any Party has breached any representation, warranty or covenant contained in this Agreement in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

11.9 Third Party Beneficiaries. Except for the provisions of Section 7.9 and Article IX relating to the Buyer Indemnified Persons and Seller Indemnified Persons, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Securities Purchase Agreement to be signed, all as of the date first written above.

CRYOLIFE, INC.

By:	/s/ J. Patrick Mackin
Name:	J. Patrick Mackin
Title:	Chairman, President and CEO

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Securities Purchase Agreement to be signed, all as of the date first written above.

ASCYRUS MEDICAL LLC

By:	/s/ Ali Shahriari
Name:	Ali Shahriari
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Securities Purchase Agreement to be signed, all as of the date first written above.

SECURITYHOLDER REPRESENTATIVE Fortis Advisors LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, each of the undersigned Parties has caused this Securities Purchase Agreement to be signed, all as of the date first written above.

SECURITYHOLDERS

/s/ Ali P. Shahriari
Ali P. Shahriari

/s/ G. Wheatley III /s/ Charlotte Wheatley
Grayson H. and Charlotte L. Wheatley TbyE

/s/ G. Wheatley III
Grayson H. Wheatley III

/s/ William M. Mathers
William M. Mathers

/s/ Hassan N. Batayneh
Hassan N. Batayneh

/s/ Robert H. Garick
Robert H. Garick

TOMAS FERNANDEZ REVOCABLE TRUST

By:	/s/ Tomas Fernandez
Name:	Tomas Fernandez
Title:	Trustee

MURRAY INC.

By:	/s/ Eric Leopold
Name:	Eric Leopold
Title:	President

/s/ Phillip Nowell
Phillip Nowell

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

/s/ Carlos Autie
Carlos Autie

/s/ Justin Nifong
Justin Nifong

/s/ Chelsey Ryan
Chelsey Ryan

/s/ Valerie Higbie Shahriari
Valerie Higbie Shahriari

2019 SHAHRIARI FAMILY GRAT DATED NOVEMBER 15, 2019

By:	/s/ Ali Shahriari
Name:	Ali Shahriari
Title:	President

ALI SHAHRIARI 2019 GIFT TRUST DATED NOVEMBER 15, 2019

By:	/s/ Valerie Higbie Shahriari
Name:	Valerie Higbie Shahriari
Title:	Trustee

/s/ Ashley Johnson
Ashley Johnson

/s/ David Myers
David Myers

GRANTHAM FAMILY TRUST

By:	/s/ A.V. Grantham
Name:	A.V. Grantham
Title:	Trustee

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

HARBRIGHT SERIES, L.L.C.

By:	/s/ John Michael Harlow
Name:	John Michael Harlow
Title:	Member

HARBRIGHT VENTURES, L.L.C.

By:	/s/ John Michael Harlow
Name:	John Michael Harlow
Title:	Managing Director

/s/ James McArthur Lomax
James McArthur Lomax

/s/ Kimberly R. Ragsdale /s/ Ted James Nifong
Kimberly R. Ragsdale and Ted James Nifong

/s/ Michael D’Agostino /s/ Marianne Grunwaldt
Michael D’Agostino and Marianne Grunwaldt

/s/ Rob Giddings
Rob Giddings

/s/ Sarah Kazdan
Sarah Kazdan

/s/ Steve Schulz
Steve Schulz

DW FUND

By:	/s/ Duncan Jones
Name:	Duncan Jones
Title:	Mr

SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

Schedule 2

Defined Terms

“10% Cap” shall have the meaning set forth in Section 9.4(c)(iii).

“Accounts Payable” shall mean each of the accounts payable and notes payable generated in connection with the Business of the Company.

“Accounts Receivable” shall mean each of the accounts receivable and notes receivable generated in connection with the Business of the Company; provided, however, for the avoidance of doubt, “Accounts Receivable” shall not include any receivable related to Taxes.

“Acquisition” shall have the meaning set forth in the Recitals.

“Acquisition Consideration” shall mean the sum of (a) the Closing Consideration, plus (b) the Indemnity Escrow Amount, plus (c) the Adjustment Escrow Amount, plus (d) the Securityholder Representative’s Reserve Fund, plus (e) the IDE Approval Consideration (if applicable), plus (f) the PMA Approval Payment (if applicable), plus (g) the JPMDA Approval Payment (if applicable), plus (h) the CNMPA Approval Payment (if applicable), plus (i) the Additional Consideration Amount (if applicable), subject to the adjustments set forth in this Agreement.

“Acquisition Shares” shall have the meaning set forth in Section 7.17(b).

“Additional Consideration Amount” shall mean an amount in cash in U.S. Dollars equal to the product of two (2) times the amount by which (a) the worldwide (excluding the European Union) aggregate, combined revenue recognized by the Company, Buyer and any Affiliates of Buyer pursuant to GAAP (consistently applied), as calculated in U.S. Dollars for the sale, license or other commercialization of the Solution during the thirty-six (36) months ending on the third anniversary of the PMA Approval Date exceeds (b) the worldwide (excluding the European Union) aggregate, combined revenue recognized by the Company, Buyer and any Affiliates of Buyer pursuant to GAAP (consistently applied), as calculated in U.S. Dollars for the sale of the Solution during the thirty-six (36) months ending on the PMA Approval Date; provided, however, that the Additional Consideration Amount shall not under any circumstances be less than $0 or exceed the Additional Consideration Cap.

“Additional Consideration Cap” shall mean initially $55 million as adjusted pursuant to Section 3.2(e) or 3.2(f).

“Additional Consideration Objection Notice” shall have the meaning set forth in Section 3.2(b).

“Additional Consideration Statement” shall have the meaning set forth in Section 3.2(a).

“Adjustment Escrow Amount” shall mean an amount in cash equal to $250,000.

“Adjustment Escrow Expiration Date” shall have the meaning set forth in Section 9.3(b)(ii).

“Adjustment Escrow Fund” shall have the meaning set forth in Section 9.3(a)(ii).

Schedule 2

“Adjustment Items” shall mean, without duplication, the following: (a) half of the administrative fees and expenses of the Escrow Agent pursuant to the Escrow Agreement; (b) the Paying Agent’s fees and expenses; (c) liabilities for capital expenditures due and payable; (d) all costs incurred by the Company in obtaining third party consents from Persons required in connection with or as a result of the consummation of the Acquisition, including a consent fee, “profit sharing” payment or other consideration, including any such costs incurred under any Material Contract; (e) to the extent not paid by the Company prior to Closing, the cost of the “tail” director and officer liability insurance and product liability insurance obtained by the Company; (f) any bonuses, severance or other change of control or similar payment paid or payable to Employees in connection with the Acquisition or upon such Employee’s termination (whether prior to, on or after the Closing), and including as a result of the Company performing its obligations under Section 7.14), including any applicable Transaction Payroll Taxes in connection with such payment; (g) all costs incurred in connection with the termination of the Distributor Agreements (excluding the purchase price paid to repurchase any inventory delivered to a distributor pursuant to the Distributor Agreements); (h) Liabilities under any Contract or other arrangement listed on Section 5.10 of the Company Disclosure Schedule; (i) all Taxes described on Section 5.31(a) of the Company Disclosure Schedule; and (j) the New License Agreement Payment. Notwithstanding the foregoing, “Adjustment Items” shall not include any amount actually taken into account in the determination of Accounts Payable of the Company as of the Closing, Company Debt or the Third Party Transaction Expenses.

“Advisory Group” shall have the meaning set forth in Section 9.5(f).

“Affiliate” shall mean any Person that is controlled by, controls, or is under common control with a Party. For purposes of this definition, “control” shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or other ownership interests, by contract or otherwise).

“Agreed Tax Treatment” shall have the meaning set forth in Section 7.8(f).

“Agreement” shall have the meaning set forth in the first sentence of this Agreement.

“Alternative Proposal” shall have the meaning set forth in Section 7.2.

“AMDS” shall have the meaning set forth in the Recitals.

“Anti-Corruption and Anti-Bribery Laws” shall mean any anti-corruption or anti-bribery Law, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, any other similar applicable Law.

“Arbitration Firm” shall mean Baker Tilly Virchow Krause, LLP.

“Articles of Organization” shall mean the Articles of Organization of the Company filed with the Secretary of State of the State of Florida on January 28, 2015.

“Asset Allocation Schedule” shall have the meaning set forth in Section 7.8(f).

“Balance Sheet Date” shall have the meaning set forth in Section 5.16(a).

“Base Amount” shall mean an amount equal to $59,475,000 in cash.

“Benefit Plan” shall have the meaning set forth in Section 5.23(a).

“Bipartisan Budget Act” shall mean Sections 6221 through 6241 of the Code, as amended, and applicable to partnership taxable years beginning after 2017, together with any final or temporary Treasury Regulations, IRS Revenue Rulings, and case law interpreting such Sections 6221 through 6241 of the Code (and any analogous provisions of state or local income Tax Law).

Schedule 2

“Business” shall mean the design, development, use, import, branding, advertising, promotion, marketing, distribution, testing, packaging, labelling, manufacture or sale of Company products (including the AMDS) and the development or acquisition of the Company Intellectual Property.

“Business Day(s)” shall mean each day that is not a Saturday, Sunday or holiday on which banking institutions located in Atlanta, Georgia, Boca Raton, Florida or New York, New York are closed.

“Buyer” shall have the meaning set forth in the first sentence of this Agreement.

“Buyer Certificate” shall have the meaning set forth in Section 8.3(c).

“Buyer Common Stock” shall mean the Common Stock of Buyer.

“Buyer Common Stock Price” shall mean (a) with respect to the Closing Stock Consideration, the volume weighted average price, or VWAP, of a share of Buyer Common Stock on the New York Stock Exchange calculated from the closing price and daily trading volumes reported by The Wall Street Journal for the period of ten (10) full trading days ending on the trading day immediately prior to the Effective Time and (b) with respect to the IDE Approval Stock Consideration, the volume weighted average price, or VWAP, of a share of Buyer Common Stock on the New York Stock Exchange calculated from the closing price and daily trading volumes reported by The Wall Street Journal for the ten (10) full trading days ending on the trading day immediately prior to the IDE Approval Date.

“Buyer Disclosure Schedule” shall have the meaning set forth in Article VI.

“Buyer Exchange Act Reports” shall have the meaning set forth in Section 6.8(a).

“Buyer Financial Statements” shall mean the consolidated balance sheets as of March 31, 2020, June 30, 2020 and as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive income, cash flows, and consolidated statements of shareholders’ equity for the three months ended March 31, 2020, the six (6) months ended June 30, 3020 and for the fiscal years ended December 31, 2017, 2018 and 2019 (including related notes and schedules, if any) of Buyer included in Exchange Act Documents filed with the SEC by Buyer.

“Buyer Fundamental Representations” shall have the meaning set forth in Section 9.1(a)(i).

“Buyer Indemnified Persons” shall have the meaning set forth in Section 9.2(a).

“Buyer Material Adverse Effect” shall mean any change, event, occurrence or effect that, individually or together with any other change, event, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets (tangible or intangible), liabilities, results of operations, financial condition or operations of Buyer and its Subsidiaries, taken as a whole, or (b) the ability of Buyer to perform its obligations under this Agreement, the Related Agreements or to consummate the Acquisition or the other transactions contemplated by this Agreement; provided, however, that any effect to the extent resulting or arising from any of the following shall not be considered when determining whether a Buyer Material Adverse Effect shall have occurred pursuant to the foregoing clause (a) and\or clause (b): (i) any change or development in general business or economic conditions in the industries or markets in which Buyer operates, (ii) any change in financing, banking or securities markets generally, (iii) any change in

Schedule 2

law or the interpretations thereof or in GAAP, (iv) any acts of God, act of war, national emergency, pandemics or epidemics, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto, (v) the failure to meet a forecast of revenue, earnings, cash flow, or other data for any period or any change in such a forecast or (vi) any action taken by Buyer with the written consent of the Company; provided, in case of clause (i), (ii) or (iii) above, that such effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on Buyer relative to other Persons in the industries or markets in which Buyer operates.

“Change of Control” shall mean (a) a sale of all or substantially all of the assets of a Person to a Person who is not an Affiliate, (b) a transaction that results in more than fifty percent (50%) of the voting control of a Person being held by a Person(s) other than the Person experiencing the change in voting control or one of its Affiliates, or (c) a merger, reorganization, conversion or other transaction in which more than fifty percent (50%) of the voting control of a Person is held by Person(s) other than the Person experiencing the change of voting control or one of its Affiliates.

“Claim Certificate” shall have the meaning set forth in Section 9.4(c)(ii).

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Cash Consideration” shall mean, subject to adjustment pursuant to Section 3.1,

(a) the sum of: (i) the Base Amount, and (ii) the Company Cash as of the Closing minus

(b) the sum of: (i) the Company Debt as of the Closing, (ii) the Adjustment Items as of the Closing, (iii) the unpaid amount of Third Party Transaction Expenses, (iv) the Indemnity Escrow Amount, (v) the Adjustment Escrow Amount and (vi) the Securityholder Representative’s Reserve Fund.

“Closing Consideration” shall mean the Closing Cash Consideration and the Closing Stock Consideration.

“Closing Consideration Objection Notice” shall have the meaning set forth in Section 3.1(c).

“Closing Date” shall have the meaning set forth in Section 2.2.

“Closing Statement” shall have the meaning set forth in Section 3.1(a).

“Closing Stock Consideration” shall mean a number of shares of Buyer Common Stock equal to (a) $20 million, divided by (b) the Buyer Common Stock Price, rounded down to the nearest whole number of shares of Buyer Common Stock.

“CNMPA Approval” shall mean Regulatory Approval in the People’s Republic of China of the AMDS (including any modifications of the AMDS reflected in the submission for such Regulatory Approval) with respect to the Field of Use.

“CNMPA Approval Date” shall mean the date on which the Company, Buyer, one of its Affiliates, or any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval, or any agent of any of the foregoing if authorized by Buyer to pursue Regulatory Approval, receives written notice from the Chinese National Medical Products Administration (or any successor thereto) that the Company, Buyer or one of its Affiliates or any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval or any agent of any of the foregoing if authorized by Buyer to pursue Regulatory Approval has received CNMPA Approval.

Schedule 2

“CNMPA Approval Payment” shall mean $10 million.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” shall mean the reasonable, good faith efforts of Buyer to accomplish such commercialization objective exercising reasonable business judgment (including, without limitation, with respect to direct commercial potential and availability of regulatory approval, in light of Buyer’s overall business operations and strategy).

“Company” shall have the meaning set forth in the first sentence of this Agreement and shall unless expressly noted include the Company’s Subsidiaries.

“Company Approval Certificate” shall have the meaning set forth in Section 8.2(i).

“Company Authorization” shall have the meaning set forth in Section 5.21.

“Company Cash” shall mean the amount of cash and cash equivalents in the accounts of the Company as of the Closing, other than cash security deposits, cash collateralizing any obligation, cash in reserve or escrow accounts and other restricted cash.

“Company Certificate” shall have the meaning set forth in Section 8.2(h).

“Company Debt” shall mean any Indebtedness of the Company, which for purposes of Section 3.1 shall be determined as of immediately prior to the Closing and for all other purposes shall be determined as of the date of determination described in this Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph to Article V.

“Company Intellectual Property” shall have the meaning set forth in Section 5.9(a).

“Company IP Contract” shall mean any Contract to which the Company is a party or by which the Company is bound that contains any authorization, immunity, covenant not to sue, access to, or license, right or covenant with respect to any Company Intellectual Property.

“Company Material Adverse Effect” shall mean any change, event, occurrence or effect that, individually or together with any other change, event, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets (tangible or intangible), liabilities, results of operations, financial condition or operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company or the Securityholders to perform their obligations under this Agreement, the Related Agreements or to consummate the Acquisition or the other transactions contemplated by this Agreement; provided, however, that any effect to the extent resulting or arising from any of the following shall not be considered when determining whether a Company Material Adverse Effect shall have occurred pursuant to the foregoing clause (a) and/or clause (b): (i) any change or development in general business or economic conditions in the industries or markets in which the Company operates, (ii) any change in financing, banking or securities markets generally, (iii) any change in law or the interpretations thereof or

Schedule 2

in GAAP, (iv) any acts of God, act of war, national emergency, pandemics or epidemics, armed hostilities or terrorism, change in political environment or any worsening thereof or actions taken in response thereto, (v) the failure to meet a forecast of revenue, earnings, cash flow, or other data for any period or any change in such a forecast or (vi) any action taken by the Company with the written consent of Buyer; provided, in case of clause (i), (ii) or (iii) above, that such effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Company relative to other Persons in the industries or markets in which the Company operates.

“Company Patents” shall have the meaning set forth in Section 5.9(c).

“Company Records” shall have the meaning set forth in Section 2.9.

“Company Registered Intellectual Property Rights” shall have the meaning set forth in Section 5.9(b).

“Company Securities” shall mean any and all membership interests, equity interests or units of the Company (whether common or preferred) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the Company, including the units of equity ownership interest in the Company denominated as “Common Units” and “Series A Preferred Units” in the Operating Agreement, and any Rights or Convertible Securities,

“Confidentiality Agreement” shall have the meaning set forth in Section 7.3.

“Conflict” shall have the meaning set forth in Section 4.1(b).

“Consideration Spreadsheet” shall have the meaning set forth in Section 2.5.

“Consolidated Group” shall mean any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under state, local or non-U.S. Law.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, license, covenant, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan or commitment or undertaking of any nature, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Convertible Securities” shall mean one or more of any of the following securities of the Company: options to purchase Company Securities and any other convertible securities of the Company or instruments exercisable for Company Securities.

“Copyrights” shall mean any copyrights, license rights and all other rights with respect to Works of Authorship, and all registrations thereof and applications therefor and renewals, extensions and reversions thereof, and all other rights corresponding thereto throughout the world (including moral and economic rights, however denominated).

“Covered Persons” shall have the meaning set forth in Section 6.19(f).

“Current Balance Sheet” shall have the meaning set forth in Section 5.16(a).

“Customer” shall have the meaning set forth in Section 5.27(a).

Schedule 2

“Data Room” shall have the meaning set forth in Section 11.8.

“Databases” shall mean databases and other compilations and collections of data or information.

“Disposition” shall have the meaning set forth in Section 7.11.

“Disqualification Events” shall have the meaning set forth in Section 6.19(f).

“Distributor Agreement Termination Notice” shall have the meaning set forth in Section 8.2(n).

“Distributor Agreements” shall mean the Company’s distribution agreements.

“Domain Names” shall mean domain names, uniform resource locators and other names and locators associated with the internet.

“DTC” shall mean The Depository Trust Company.

“Effective Time” shall have the meaning set forth in the preamble hereof.

“Employee” shall mean any employee (whether full time or part time), intern, consultant, director, officer, manager, or individual who provides services as an independent contractor of the Company.

“Employee Termination Notice” shall have the meaning set forth in Section 8.2(n).

“Environmental Claim” shall have the meaning set forth in Section 5.22.

“Environmental Laws” shall mean all Laws relating to: (a) pollution; (b) protection of human health or safety or the environment, including any natural resources; (c) the presence, Release or threatened Release of, or exposure of any Person or property to, Hazardous Materials; and (d) the generation, manufacture, processing, registration, distribution, labeling, sale, or the exposure of others to, recycling, use, treatment, storage, disposal, or transport, arrangement for disposal or transport or handling of Hazardous Materials or any product containing or mixed with any Hazardous Material, including the Hazardous Substances Law (1993).

“EPO” shall have the meaning set forth in Section 5.9(b).

“Equity Plan” shall have the meaning set forth in Section 5.2(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall mean all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” shall have the meaning set forth in the Recitals.

“Escrow Agreement” shall have the meaning set forth in the Recitals.

“Excess Adjustment Items” shall have the meaning set forth in Section 3.1(j).

Schedule 2

“Excess Company Debt” shall have the meaning set forth in Section 3.1(j).

“Excess Third Party Transaction Expenses” shall have the meaning set forth in Section 3.1(j).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Act Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents, as amended or supplemented, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is a an Exchange Act Document, filed, or required to be filed, by Buyer or any of its Subsidiaries with any Governmental Authority pursuant to the Securities Act or the Exchange Act.

“Expedited Tax Returns” shall have the meaning set forth in Section 7.8(a).

“Export and Import Approvals” shall mean all export licenses, license exceptions, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings, from or with any Governmental Authority, that are required for compliance with applicable Export and Import Control Laws, which were obtained by the Company, if any.

“Export and Import Control Laws” shall mean any regulation or law governing (a) imports, exports, reexports, or transfers of products, services, Software, or technologies from or to Germany, or from or to another country or jurisdiction; or (b) economic sanctions or embargoes.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor governmental body.

“Field of Use” shall mean prevention or treatment of ascending and arch aneurysms and dissections via an open surgical approach, provided, however, “Field of Use” shall not include combination devices that comprise a replacement aortic valve. The Field of Use expressly does not include repair or replacement of Aortic Heart Valves and Endovascular Transcatheter Repair of Aortic Diseases.

“Financials” shall have the meaning set forth in Section 5.16(a).

“FLSA” shall have the meaning set forth in Section 5.24(a).

“Fraud” shall mean an intentional misrepresentation or omission.

“GAAP” shall mean U.S. generally accepted accounting principles.

“GAAP Liabilities” shall mean the Liabilities that are required to be reflected in the Company’s balance sheet prepared in accordance with GAAP as of immediately prior to the Closing (which for purposes of clarity shall include Liabilities for the failure to perform or breach of the performance obligations under a Contract and Liabilities for the inaccuracy or breach of the representations and warranties in a Contract and Liabilities resulting from the consummation of the Acquisition at the Closing, but excluding contractual Liabilities pursuant to the provisions of this Agreement and the Related Agreements).

“Governmental Authority” shall mean any court, tribunal, judicial, legislative or administrative agency, body or commission or other federal, state, county, local or foreign, governmental or regulatory authority, instrumentality, agency, department, ministry, administrative body, or commission or other public or quasi-public legal authority or securities exchange.

“Governmental Authority Restriction” shall have the meaning set forth in Section 9.9(a)(v).

Schedule 2

“Hazardous Materials” shall mean any substance, whether by its nature or its use, that is regulated, or as to which Liability might arise, under or pursuant to any Environmental Law or due to a requirement of a Governmental Authority, including (a) any waste (including any infectious, biological, pathological, pharmaceutical or medical waste), pollutant or contaminant; and (b) any chemical, product, material or substance that has been designated under Environmental Law or by a Governmental Authority to be hazardous, toxic, radioactive, noxious, flammable, corrosive, caustic or otherwise a danger to health, reproduction or the environment (including asbestos-containing materials, mold, or sharps).

“Health Care Legal Requirement” shall mean all applicable Laws relating to health care, including health care industry regulation, third-party reimbursement, and compliance matters and programs.

“IDE Approval” shall mean the written FDA approval of an Investigational Device Exemption application submitted to the FDA for the AMDS (including any modifications of the AMDS reflected in the application for IDE Approval) permitting the investigational use thereof in the Field of Use.

“IDE Approval Date” shall mean the date on which the Company, Buyer, one of its Affiliates, or any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval or any authorized agent acting on behalf of any of the foregoing if authorized by Buyer to pursue Regulatory Approval receives written IDE Approval.

“IDE Approval Cash Consideration” shall mean $10 million.

“IDE Approval Consideration” shall mean the IDE Approval Cash Consideration and the IDE Approval Stock Consideration.

“IDE Approval Stock Consideration” shall mean a number of shares of Buyer Common Stock equal to (a) $10 million, divided by (b) the Buyer Common Stock Price, rounded down to the nearest whole number of shares of Buyer Common Stock.

“Indebtedness” shall mean, without duplication, all Liabilities, including any applicable principal, fees, penalties (including with respect to any prepayment thereof), interest, premiums and any other costs and expenses, whether or not contingent, (a) for borrowed money or other debt as reflected on the Company’s Financials as updated through the Closing, including as evidenced by notes, bonds, debentures or similar obligations, (b) indebtedness in the forms of surety bonds or performance bonds, (c) all Liabilities in respect of “earn-out” or contingent payment obligations and other obligations (including “seller notes”) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business of the Company), (d) letters of credit (to the extent drawn) and bankers’ acceptances, (e) deferred rent, (f) all lease obligations that are required to be classified as finance lease obligations in accordance with GAAP, (g) all obligations secured by a Lien, (h) any off-balance sheet financing (but excluding operating leases), (i) all obligations for underfunded Benefit Plans, (j) all customer prepayments or other deferred revenue, (k) obligations arising out of interest rate and currency swap arrangements or any other arrangements designed to provide protection against fluctuations in interest or currency rates, (l) accrued but unpaid obligations with respect to bonuses, commissions, severance and/or deferred compensation payable to current or former Employees (in the case of any bonus, assuming that all performance objectives and other conditions respect thereto have been satisfied in full), and the employer portion of any Taxes related thereto to the extent not included in Transaction Payroll Taxes, (m) dollar value attributable to vacation pay, sick pay, holiday pay or other similar payments or paid time off benefits, which any Employee has accrued or become entitled to prior to the Closing, or (n) guarantees of any of the foregoing. Notwithstanding the foregoing, with respect to the Company, “Indebtedness” shall not include any amount actually taking into account in the determination of the Accounts Payable of the Company as of the Closing, Adjustment Items or the Third Party Transaction Expenses.

Schedule 2

“Indemnity Escrow Amount” shall mean an amount in cash equal to $8 million.

“Indemnity Escrow Expiration Date” shall have the meaning set forth in Section 9.3(b)(i).

“Indemnity Escrow Fund” shall have the meaning set forth in Section 9.3(a)(i).

“Indemnity Escrow Period” shall have the meaning set forth in Section 9.3(b)(i).

“Individual Consideration Cap” shall have the meaning set forth in Section 9.4(c)(ix).

“Information Security and Data Privacy Laws” shall mean all Laws applicable to the Company related to the collection, use, disclosure and protection of personal data, including the following laws: (a) Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), and all corresponding European Union Member State implementing Laws and regulations; (b) the German Bundesdatenschutzgesetz and (c) the California Consumer Privacy Act.

“Intellectual Property” shall mean all of the Intellectual Property Rights and all of the Technology.

“Intellectual Property Rights” shall mean any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Technology, including (a) Patents, (b) Copyrights, (c) other rights with respect to Software, including registrations thereof and applications therefor, (d) rights with respect to Trademarks, and all registrations thereof and applications therefor, (e) rights with respect to Domain Names, including registrations thereof and applications therefor, (f) rights with respect to Know-How, Trade Secrets or propriety information, including rights to limit the use or disclosure thereof by any Person, (g) rights with respect to Databases, including registrations thereof and applications therefor, (h) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials and (i) any rights equivalent or similar to any of the foregoing. Without limiting the foregoing, this includes rights to derivatives, improvements, modifications, enhancements, revisions, and releases relating to any of the foregoing, claims and causes of action arising out of or related to infringement, misappropriation, violation or unlawful use of any of the foregoing and other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“Interim Financials” shall have the meaning set forth in Section 5.16(a).

“Interim Period” shall mean the period beginning with the Effective Time and ending on the earlier to occur of the Closing or the termination of this Agreement.

“Invention Assignment Agreements” shall have the meaning set forth in Section 5.9(n).

“In-Licensed Intellectual Property” shall mean all Intellectual Property of any third party with respect to which the Company has received an authorization, immunity, covenant not to sue, access to, or some other license or right pursuant to a Contract with such third party, including the New License Agreement.

“IRS” shall mean the U.S. Internal Revenue Service.

Schedule 2

“IT Systems” shall mean all computer systems, servers, network equipment and other computer hardware owned, leased, licensed or used by the Company.

“JPMDA Approval” shall mean Regulatory Approval in Japan of the AMDS (including any modifications of the AMDS reflected in the submission for such Regulatory Approval) with respect to the Field of Use.

“JPMDA Approval Date” shall mean the date on which the Company, Buyer, one of its Affiliates, or any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval, or any agent of any of the foregoing if authorized by Buyer to pursue Regulatory Approval receives written notice from the Japanese Pharmaceutical Medical Devices Agency that Company, Buyer, one of its Affiliates, any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval or any authorized agent acting on behalf of any of the foregoing if authorized by Buyer to pursue Regulatory Approval has received JPMDA Approval.

“JPMDA Approval Payment” shall mean $10 million.

“Know-How” shall mean any and all proprietary know-how, inventions, discoveries, trade secrets, information, data and materials, including ideas, concepts, formulas, methods, assays, practices, processes, software, sequences, devices, techniques, procedures, designs, compositions, constructs, compounds, plans, applications, research, preclinical and clinical data, regulatory information, manufacturing process, scale-up and other technical data, reports, documentation and samples, including: biological, chemical, toxicological, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols, in each case whether or not patentable and that is not generally known. Know-How excludes Patents.

“Knowledge of Buyer” shall mean the actual knowledge of Buyer’s executive officers (as determined consistent with Section 16 of the Exchange Act) after reviewing the applicable representation and warranty qualified by the Knowledge of Buyer with Buyer’s employees who are not executive officers and are responsible for managing the subject matter covered in the representation and warranty.

“Knowledge of the Company” shall mean the actual knowledge of Ali Shahriari, Justin Nifong, Tomas Fernandez and Valerie Shahriari after reviewing the applicable representation and warranty qualified by Knowledge of the Company with the Employees responsible for managing the subject matter covered in the representation and warranty and, with respect to Section 5.9, Ali Shahriari and Justin Nifong after reviewing the applicable representation and warranty qualified by Knowledge of the Company with the Employees responsible for managing the subject matter covered in the representation and warranty.

“Law” shall mean any law, statute, regulation, constitution, ordinance, code, edict, rule, requirement, order, injunction, judgment, doctrine, decree, directive, ruling, writ, assessment, award (including arbitration award), in each case, which is enacted, promulgated, imposed or enforced by any Governmental Authority (including, for the sake of clarity, common law).

“Lease Agreements” shall have the meaning set forth in Section 5.19(a).

“Leased Real Property” shall have the meaning set forth in Section 5.19(a).

“Liability” shall mean liability, indebtedness, obligation, claim, loss, damage, cost, expense, Taxes, guaranty or endorsement of any type, in each case whether accrued, absolute, contingent, matured, unmatured or otherwise.

Schedule 2

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort, excluding non-exclusive licenses of Company Intellectual Property.

“Litigation” shall mean any action, arbitration, cause of action, suit, lawsuit, claim, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding that is commenced, brought, conducted, tried or heard by or before any Governmental Authority and any other arbitration.

“Loss” shall have the meaning set forth in Section 9.2(a).

“Manager” shall mean the Manager of the Company pursuant to the Operating Agreement.

“Manufacturer” shall mean each Person engaged by the Company to manufacture any Company product (including the AMDS).

“Material Contract” shall mean the following Contracts to which the Company is a party or by which the Company or any of its assets is bound:

(a) any (i) employment, contractor or consulting Contract with an Employee or (ii) consulting Contract with a firm or organization (excluding, in each of (i) and (ii), (A) the Invention Assignment Agreements and (B) any Contract or offer letter that is terminable at-will and does not provide severance or termination payments or benefits (other than continuation healthcare coverage)), in each such case, that resulted in payments in excess of $50,000 during the twelve (12)-month period immediately preceding the date of determination;

(b) any Contract or plan (including any stock Equity Plan, stock appreciation rights plan or stock purchase plan), any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated in this Agreement or any Related Agreement, either alone or upon the occurrence of any additional subsequent events;

(c) any Contract with any professional employer organization, personnel staffing organization, employee leasing organization or other Person that provides personnel services or other employment related or employee benefit related services to the Company;

(d) any fidelity or surety bond or completion bond;

(e) any lease of personal property or equipment requiring payments in excess of $50,000 individually or $200,000 in the aggregate during (i) the twelve (12)-month period immediately preceding the date of determination or (ii) over the remaining term of the Contract (without giving effect to any renewal or extension thereof);

(f) any Contract involving the sale or lease of real property to or from the Company;

(g) any Contract providing primarily for indemnification or guaranty and specifically excluding Contracts of indemnification or guaranty with respect to the infringement by the Company products (including the AMDS) of the Intellectual Property Rights of third parties that are contained in the Company’s written Contracts with their customers;

Schedule 2

(h) any Contract relating to capital expenditures involving payments to or from the Company in excess of $50,000 individually or $200,000 in the aggregate during (i) the twelve (12)-month period immediately preceding the date of determination or (ii) over the remaining term of the Contract (without giving effect to any renewal or extension thereof);

(i) any Contract relating to the disposition or acquisition of material assets or any interest in any business enterprise outside the ordinary course of business of the Company;

(j) any mortgages, indentures, guarantees, loans or credit Contracts, security Contracts or other Contracts or instruments relating to the borrowing of money or extension of credit by or to the Company, or any other Contract creating a Lien on any Company asset, other than trade credit incurred in the ordinary course of business of the Company;

(k) any purchase order or Contract involving the purchase of materials or services at a cost in excess of $50,000 individually or $200,000 in the aggregate during (i) the twelve (12)-month period immediately preceding the date of determination or (ii) over the remaining term of the Contract (without giving effect to any renewal or extension thereof);

(l) any Contract containing covenants or other obligations granting or containing any current or future commitments regarding exclusive rights, non-competition, “most favored nations,” or restriction on the operation or scope of the Company’s businesses or operations, or similar terms;

(m) any Contract requiring notice or consent, or providing termination, acceleration or other rights, in connection with a Change of Control with respect to the Company;

(n) any Contract for the manufacture, use, distribution or integration of any Company product (including the AMDS), other than by the consumer end-user, including dealer, distribution, marketing, development, sales representative, original equipment manufacturer, manufacturing, supply, value added, remarketer, reseller, vendor, business partner, service provider and joint venture Contracts;

(o) any Contract with health care providers or health care organizations other than any Contract involving sales of the Company products (including the AMDS);

(p) any Contract constituting a partnership, joint venture or other similar Contract;

(q) any Contract relating to the payment of any Tax or the filing of any Tax Returns;

(r) any Contract between the Company and any Governmental Authority;

(s) any Contract that grants to any Person a right of first refusal, first offer or other right to purchase the Company Securities or any assets of the Company;

(t) any Contract pursuant to which the Company has received revenue or other payments or benefits (including any Tax or other Governmental Authority subsidy) in excess of $50,000 individually or $200,000 in the aggregate during (i) the twelve (12)-month period immediately preceding the date of determination or (ii) over the remaining term of the Contract (without giving effect to any renewal or extension thereof); or

Schedule 2

(u) any Contracts and licenses to which the Company is a party with respect to any Technology or Intellectual Property Rights, including any in-bound licenses, out-bound licenses and cross-licenses (other than commercially available, “off-the-shelf” licenses used in the ordinary course of business of the Company and involving total consideration of less than $50,000 annually or standard non-disclosure Contracts entered into in the ordinary course of business).

“Monthly Financial Statements” shall have the meaning set forth in Section 7.12.

“Multiemployer Plan” shall have the meaning set forth in Section 5.23(e).

“Net Post-Closing Adjustment” shall have the meaning set forth in Section 3.1(h).

“New License Agreement” shall have the meaning set forth in Section 8.2(m).

“New License Agreement Payment” shall have the meaning set forth in the New License Agreement and shall have no influence or effect on any of the provisions of this Agreement, except as explicitly noted in this Agreement.

“Non-Competition Agreements” shall have the meaning set forth in the Recitals.

“Non-Competition Agreements Consideration” shall mean $525,000 in cash.

“Non-Preparing Party” shall have the meaning set forth in Section 7.8(a).

“Non-U.S. Benefit Plan” shall have the meaning set forth in Section 5.23(a).

“Objection Notice” shall have the meaning set forth in Section 9.4(d).

“Officer’s Certificate” shall have the meaning set forth in Section 9.4(c)(i).

“Old License Agreement” shall have the meaning set forth in Section 5.9(a).

“Operating Agreement” shall mean the Second Amended and Restated Operating Agreement of the Company dated January 15, 2020.

“ordinary course of business” shall mean an action taken by any Person in the ordinary course of such Person’s business, consistent with past practices (including with respect to frequency, timing and magnitude).

“Party” and “Parties”, respectively, shall have the meaning given to each such term in the second sentence of this Agreement.

“Patents” shall mean (a) any national, regional and international issued patents and pending patent applications, including provisional patent applications, (b) any patent applications filed either from the foregoing or from an application claiming priority to the foregoing, including all provisional applications, converted provisionals, substitutions, continuations, continuations-in-part, divisional, renewals, and continued prosecution applications, and all patents granted thereon, (c) patents-of-addition, revalidations, reissues, reexaminations and extensions or restorations (including any supplementary protection certificates and the like) by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, utility models, petty patents, innovation patents and design patents, (e) other forms of government-issued rights comparable in scope to any of the foregoing, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing and (f) United States and foreign counterparts of any of the foregoing.

Schedule 2

“Paying Agent” shall mean PNC Bank, N.A.

“Paying Agent Agreement” shall mean the Paying Agent Agreement entered into between the Paying Agent, the Securityholder Representative, the Company and Buyer in connection with this Agreement.

“Payor” shall have the meaning set forth in Section 2.4.

“Permitted Securities Liens” shall mean (a) the right of first refusal set forth in Section 4.4 of the Operating Agreement and (b) transfer restrictions to which the Company Securities are subject under the Securities Act.

“Person” shall mean any individual or entity, including any company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other entity, unincorporated association, organization or enterprise, or any Governmental Authority.

“Personal Information” shall mean, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any privacy policy of the Company or other public-facing statement, all information regarding or capable of being associated with an individual person or device, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number or government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) Internet Protocol addresses, unique device identifiers or other persistent identifiers, and (c) any other data which constitutes “personal data” or “personal information” under applicable Information Security and Data Privacy Laws. Personal Information includes information in any form, including paper, electronic and other forms.

“PMA Approval” shall mean written approval by the FDA of a Premarket Approval application submitted for the AMDS (including any modifications of the AMDS reflected in the submission for such Regulatory Approval) with respect to the Field of Use.

“PMA Approval Date” shall mean the date on which the Company, Buyer, one of its Affiliates, or any licensee or sublicensee of any of the foregoing if authorized by Buyer to pursue Regulatory Approval or any authorized agent acting on behalf of any of the foregoing if authorized by Buyer to pursue Regulatory Approval receives written notice from the FDA of PMA Approval.

“PMA Approval Payment” shall mean $25 million.

“Post-Closing Adjustment Statement” shall have the meaning set forth in Section 3.1(b).

“Post-Closing Consideration” shall mean any of the IDE Approval Consideration, the PMA Approval Payment, the JPMDA Approval Payment, the CNMPA Approval Payment, and/or the Additional Consideration Amount.

Schedule 2

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the day immediately before the Closing Date.

“Pre-Closing Tax Return” shall have the meaning set forth in Section 7.8(a).

“Preparing Party” shall have the meaning set forth in Section 7.8(a).

“Privacy Obligations” shall have the meaning set forth in Section 5.9(r).

“Pro Rata Portion” shall mean with respect to each Securityholder, the quotient obtained by dividing (a) the portion of the Acquisition Consideration paid to such Securityholder with respect of such Securityholder’s Company Securities divided by (b) the portion of the Acquisition Consideration paid to all Securityholders with respect to the Company Securities held by all Securityholders, in each case as set forth in the Consideration Spreadsheet (or the Updated Consideration Spreadsheet, if delivered pursuant to Section 3.2(c)).

“Proposed Additional Consideration Amount” shall have the meaning set forth in Section 3.2(a).

“PTO” shall have the meaning set forth in Section 5.9(b).

“Registered Intellectual Property Rights” shall mean any and all Intellectual Property Rights that have been registered, applied for, filed, approved, granted, certified or otherwise requested, perfected, issued, or recorded with or by any Governmental Authority.

“Regulation D” shall mean Regulation D promulgated under the Securities Act.

“Regulatory Approval” shall mean, with respect to a country, all written approvals and clearances from any Governmental Authority or under applicable Law that are necessary for the commercial distribution of a medical device in such country.

“Related Agreements” shall mean Non-Competition Agreements, the Escrow Agreement, the Paying Agent Agreement, the New License Agreement, the Restated AI Operating Agreement, the Consulting Agreements, the Company Certificate, the Company Approval Certificate and the Buyer Certificate.

“Related Party” shall have the meaning set forth in Section 5.10.

“Released” shall have the meaning set forth in Section 5.22.

“Released Holder Claims” shall have the meaning set forth in Section 7.9.

“Released Person” shall have the meaning set forth in Section 7.9.

“Releasing Person” shall have the meaning set forth in Section 7.9.

“Representatives” shall mean, with respect to any Person, the advisors, Employees, officers, directors, managers and other representatives of such Person.

“Responding Party” shall have the meaning set forth in Section 9.4(d).

“Restated AI Operating Agreement” shall have the meaning set forth in Section 8.2(m).

Schedule 2

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue any of the foregoing.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securityholder Expenses” shall have the meaning set forth in Section 7.4.

“Securityholder Release” shall have the meaning set forth in Section 7.9.

“Securityholder Representative” shall have the meaning set forth in the first sentence of this Agreement.

“Securityholder Representative Engagement Agreement” shall have the meaning set forth in Section 9.5(f).

“Securityholder Representative Expenses” shall have the meaning set forth in Section 9.5(f).

“Securityholder Representative Group” shall have the meaning set forth in Section 9.5(f).

“Securityholder Representative’s Reserve Fund” shall mean an amount in cash equal to $350,000.

“Securityholders” shall have the meaning set forth in the first sentence of this Agreement.

“Seller Fundamental Representations” shall have the meaning set forth in Section 9.1(a)(i).

“Seller Indemnified Persons” shall have the meaning set forth in Section 9.2(b).

“Seller Indemnifying Person” shall have the meaning set forth in Section 9.2(a).

“Seller Taxes” shall mean, without duplication, any and all Losses in respect of Taxes (a) imposed on the Company or for which the Company may otherwise be liable (i) relating or attributable to any Pre-Closing Tax Period and for the portion of any Straddle Period ending on the day immediately before the Closing Date (determined in accordance with Section 7.8(b)), (ii) to the extent of any such Taxes arising as a result of prepaid amounts or deferred revenues arising in any Pre-Closing Tax Period and for the portion of any Straddle Period ending on the day immediately before the Closing Date, or (iii) otherwise attributable to or arising from the transactions contemplated in this Agreement, (b) of any other Person for which the Company is or has been liable as a transferee or successor, by contract or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing, (c) resulting from a breach of any covenant, representation or warranty in respect of Taxes in this Agreement (determined without regard to any Knowledge or materiality qualifiers or any scheduled items), (d) that are Transaction Payroll Taxes (except to the extent included in Third Party Transaction Expenses that are reflected on the Statement of Expenses or the Updated Statement of Expenses), (e) that are Transfer Taxes allocable to the Securityholders in accordance with Section 7.8(c), (f) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of any payments made to the Securityholders at

Schedule 2

or around the Closing pursuant to, or as a result of, the transactions contemplated hereby, (g) resulting from any action taken by, or at the direction of, a Seller Indemnifying Person (or the Company on the Closing Date prior to the Closing), other than to the extent such action is taken in the ordinary course of business, or (h) of or with respect to the Securityholders for any Tax period or portion thereof. Notwithstanding the foregoing, Seller Taxes shall not include any Taxes to the extent such Taxes were explicitly referenced in the calculation of Company Debt as reflected in the Updated Statement of Debt.

“Single Employer Plan” shall mean a pension plan (other than a Multiemployer Plan) which is subject to minimum funding requirements.

“Social Media Account” shall mean any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any: (a) social media or social networking website or online service; (b) blog or microblog; (c) mobile application; (d) photo, video or other content-sharing website; (e) virtual game world or virtual social world; (f) rating and review website; (g) wiki or similar collaborative content website; or (h) message board, bulletin board, or similar forum.

“Software” shall mean all (a) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, frameworks, software development kits and tools, application programming interfaces, subroutines and other components thereof; (b) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons related to any of the foregoing; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize, or develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Solicitor” shall have the meaning set forth in Section 6.19(f).

“Solution” shall mean the AMDS, all Intellectual Property Rights owned by the Company at the Effective Time, the In-Licensed Intellectual Property at the Effective Time, all subsequent versions, generations, derivations and releases of the AMDS and, to the extent in the Field of Use, Intellectual Property that is derived from any of the foregoing, whether developed by, on behalf or for the Company or its Affiliates; provided, for the avoidance of doubt, the term “Solution” does not include any of Buyer’s or any of its Subsidiaries’ medical devices, products, services and Technology offerings in existence as of the Effective Time including Enovia.

“Statement of Adjustment Items” shall have the meaning set forth in Section 3.1(a)(iv).

“Statement of Cash, A/R, A/P and GAAP Liabilities” shall have the meaning set forth in Section 3.1(a)(i).

“Statement of Debt” shall have the meaning set forth in Section 3.1(a)(ii).

“Statement of Expenses” shall have the meaning set forth in Section 3.1(a)(iii).

“Stock Consideration” shall have the meaning set forth in Section 6.19(a).

“Straddle Period” shall mean any Tax period beginning before and ending on or after the Closing Date.

“Straddle Tax Return” shall have the meaning set forth in Section 7.8(a).

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“Subsidiary” shall mean, with respect to any Person, any corporation of which a majority of the capital stock or total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest or voting power is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director, manager or general partner of such partnership, limited liability company, association or other business entity.

“Survival Date” shall have the meaning set forth in Section 9.1(g).

“Tax” or “Taxes” shall mean (a) any and all taxes, assessments, fees, unclaimed property and escheat obligations and other governmental charges imposed by any Governmental Authority responsible for the imposition of any such tax, including any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of Consolidated Group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Contest” shall have the meaning set forth in Section 7.8(d).

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes that is required to be filed with a Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

“Technology” shall mean any and all: (a) technology, formulae, algorithms, procedures, processes, methods, techniques, systems, models, compositions, Know-How, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel, and other information and research; (c) specifications, designs, schematics, manuals and development tools; (d) Software, content, and other Works of Authorship; (e) Databases; (f) Trademarks; (g) Domain Names; (h) Trade Secrets; and (i) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Third Party Claim” shall have the meaning set forth in Section 9.4(f).

“Third Party Transaction Expenses” shall mean the costs, fees and expenses, to the extent not paid prior to the Closing, incurred by the Company in connection with the consummation of the Acquisition hereunder, including the preparation, negotiation and effectuation of the terms and conditions of this Agreement, and the transactions contemplated in this Agreement with respect to third party providers, including the fees and expenses incurred by the Company in engaging legal, accounting, audit, investment banking, and tax advisors, and the portion of the Securityholder Expenses the Company is obligated to pay (if any).

Schedule 2

“Threshold Amount” shall have the meaning set forth in Section 9.4(a).

“Trade Secrets” shall mean any confidential and proprietary information, whether oral or written, including designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, of any nature in any form, including all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, business methods, business processes, business techniques, business plans, data (including customer data), graphs, charts, sound recordings and/or pictorial reproductions that (a) derive independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use and (b) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

“Trademarks” shall mean any domestic or foreign unregistered and registered trademarks and service marks, trademark and service mark applications, common law trademarks and service marks, trade dress, symbols, logos, trade names, business names, corporate names, product names and other source or business identifiers and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment Taxes incurred with respect to any bonuses, option exercises and cash-outs, and other compensatory payments in connection with the transactions contemplated in this Agreement, but excluding: (a) such Taxes arising in connection with any severance or termination payments payable to any continuing Employee, whether provided for in any Buyer offer letters or employment Contracts, or as required by applicable Law, in connection with the termination after the Closing by Buyer of any continuing Employee; and (b) the grant, vesting, exercise or other settlement of any Company Securities in connection with the termination after the Closing by Buyer of any continuing Employee.

“Transfer Instruments” shall mean a Membership Interest Assignment Agreement substantially in the form attached hereto as Exhibit F.

“Transfer Taxes” shall have the meaning set forth in Section 7.8(c).

“Treasury Regulations” shall mean the final and temporary regulations promulgated under the Code by the U.S. Department of the Treasury.

“UBS Engagement Letter” shall mean the engagement letter dated November 22, 2019, by and between UBS Securities LLC and the Company.

“Uncollected A/R Statement” shall have the meaning set forth in Section 3.1(k).

“Unsatisfied Claim” shall have the meaning set forth in Section 9.3(b)(i).

“Updated Consideration Spreadsheet” shall have the meaning set forth in Section 3.2(c).

“Updated Statement of Adjustment Items” shall have the meaning set forth in Section 3.1(b).

Schedule 2

“Updated Statement of Cash, A/P and GAAP Liabilities” shall have the meaning set forth in Section 3.1(b).

“Updated Statement of Debt” shall have the meaning set forth in Section 3.1(b).

“Updated Statement of Expenses” shall have the meaning set forth in Section 3.1(b).

“WARN Act” shall have the meaning set forth in Section 5.18(k).

“Works of Authorship” shall mean any computer programs, source code, and executable code, whether embodied in Software, firmware or otherwise, architecture, documentation, designs, files, records, databases, data, documentation, scripts, verification components, test suites, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter.

“Year-End Financials” shall have the meaning set forth in Section 5.16(a).

Schedule 2